SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2021

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

•	Interim Consolidated Report as of June 30, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name:	Paola Mariani
Title:	Head of Corporate
Secretary’s Staff Office

Date: August 31, 2021

Eni

Interim Consolidated Report

As of June 30, 2021

Mission

We are an energy company.
We concretely support a just energy transition,
with the objective of preserving our planet
and promoting an efficient and sustainable access to energy for all. Our work is based on passion and innovation, on our unique strengths and skills, on the equal dignity of each person,
recognizing diversity as a key value for human development,
on the responsibility, integrity and transparency of our actions.
We believe in the value of long-term partnerships with the Countries and communities where we operate, bringing long-lasting prosperity for all.

The mission represents more explicitly the Eni's path to face the global challenges, contributing to achieve the SDGs determined by the UN in order to clearly address the actions to be implemented by all the involved players.

Global goals for a sustainable development

The 2030 Agenda for Sustainable Development, presented in September 2015, identifies the 17 Sustainable Development Goals (SDGs) which represent the common targets of sustainable development on the current complex social problems. These goals are an important reference for the international community and Eni in managing activities in those Countries in which it operates.

Interim Consolidated Report as of June 30, 2021

Disclaimer

This report contains certain forward-looking statements in particular under the section “Outlook”, regarding capital expenditure, development and management of oil and gas resources, dividends, share buy-back, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the impact of the pandemia disease, the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.

“Eni” means the parent company Eni SpA and its consolidated subsidiaries.

For the Glossary see website eni.com

Interim Consolidated Report

4	Highlights
8	Key operating and financial results
Operating review
10	Exploration & Production
12	Global Gas & LNG Portfolio
14	Refining & Marketing and Chemicals
17	Eni gas e luce, Power & Renewables
Financial review and other information
20	Financial review
41	Risk factors and uncertainties
58	Outlook
59	Other information

Condensed consolidated interim financial statements

62	Financial statements
68	Notes to the condensed consolidated interim financial statements

107	Management’s certification
108	Report of Independent Auditors

Annex

110	List of companies owned by Eni SpA as of June 30, 2021
144	Changes in the scope of consolidation for the first half of 2021

4	HIGHLIGHTS

Highlights

| Financial performance

•	Eni’s first half 2021 results were recorded on the back of a strong performance of all commodities: the Brent crude oil price increased from 40 $/bbl in the first half 2020 to an average of 65 $/bbl in the first six months of 2021; natural gas spot prices in Europe more than doubled; in the chemical sector the polyethylene-ethylene spread reached the highest value since 2015 to about 800 $/ton. On the negative side, the refining margins were extremely weak in the European/Mediterranean region, with the Eni benchmark margin SERM down to historic lows (-0.5 $/bbl on average in the first half 2021). This was due to continuing pandemic effects, which on one side with the gradual easing of OPEC+ production quotas supported the cost of the oil feedstock, while on the other side negatively affected demand for products, particularly middle distillates. In the wholesale gas business, spreads between the Italian PSV spot market and the spot prices at the "TTF" continental hub narrowed remarkably down to 2 €/kcm in the first half from 17 €/kcm in the first half 2020.

•	Strong recovery in Group adjusted EBIT: €3.4 billion in the first half; up by €2.5 billion y-o-y. The Group result was driven by:

-	a robust performance in the E&P segment, which reported €3.2 billion of EBIT, €3 billion higher than 2020, thanks to a better pricing environment and lower expenses, despite 110 kboe/d less hydrocarbon production due to seasonal maintenance activities. The half year result also benefitted from retroactive contractual revisions;

-	the Chemical segment, which reported its best ever result with EBIT of €241 million (up by €372 million) due to an improved macro backdrop, higher products margins and higher production availability, allowing the segment to capture a rebound in demand, in addition to a contribution from the green chemical business;

-	resilient results from the Eni gas e luce & Renewables business, which earned €247 million of EBIT (up by €74 million) benefitting from effective marketing activities, a growing customer base and better margins.

The other Eni’s segments which have lagged the recovery so far have nonetheless seen their trends improving during the first half:

-	the GGP business reported a loss of €6 million (compared to a profit of €363 million in the first half of 2020) due to the reduction of gas spreads (PSV vs. TTF) and one-off gains in 2020 due to portfolio optimizations, partly offset by the benefits of contract renegotiations;

-	the R&M business reported a loss to €171 million compared to a profit of €220 million of the same period of the previous year, mainly in the refining business, due to the long-lasting effects of COVID-19 leading to suppressed margins, as well as higher expenses for the purchase of emission allowances.

•	Adjusted net profit back to pre-COVID levels: €1.20 billion in the first half of 2021 (up by €1.9 billion) from a loss of €0.66 million in the first half of 2020, due to a better operating performance and the normalization of the tax rate (it was 58% in the first half of 2021) due to an improved oil price scenario and an increased profitability outlook of the green activities in Italy.

•	Cash flow from operations before changes in working capital at replacement cost: in the first half of 2021, the Group generated €4.76 billion of cash flow, which after funding €2.91 billion of net capex (unchanged y-o-y) left a free cash flow before working capital of €1.82 billion.

•	Portfolio: net investment of about €0.87 billion, including net borrowings of acquired entities, fully deployed to accelerate growth in the green businesses.

•	Net borrowings ante IFRS 16: €10 billion, down by €1.5 billion vs. December 31, 2020. Leverage lowered to 0.25 (vs. 0.31 as of December 31, 2020).

HIGHLIGHTS	5

|	Eni’s shareholders remuneration

•	Having reviewed the fundamentals of the energy scenario and the prospects of the oil market, Eni’s Board of Directors resolved to define a Brent reference scenario of 65 $/bbl. Based on the shareholders’ remuneration policy approved on February 18, 2021, this means:

-	an annual dividend of €0.86/sh. for the fiscal year 2021[1], representing an increase of more than 100% from 2020 recovering the pre-COVID level;

-	the start of a buy-back program of €400 million[2].

•	As announced by the proxy conferred by the Shareholders Meeting held on May 12, 2021, the Board of Directors approved the distribution of 50% of the expected dividend, equal to €0.43/sh., as 2021 interim dividend to be paid in September[3]. This distribution is planned to be made from the retained earnings and other available capital reserves of the parent company Eni SpA.

|	Operating performance

•	Hydrocarbon production: 1.65 million boe/d, down by approximately 6% net of price effects compared to the same period of 2020. This change was due to greater maintenance activity (in Norway, Italy and the UK), which in the first half of 2020 was postponed, and due to lower activity in Nigeria and mature fields decline. Robust growth in Egypt driven by the performance of the Zohr gas field and in Indonesia with the Merakes start-up.

•	In the first half of 2021, start-ups and ramp-ups added 50 kboe/d mainly due to Merakes in Indonesia that achieved the first gas in April, Berkine in Algeria, Agogo in Angola, and the Mahani gas project in the Sharjah Emirate (UAE).

•	In the first half discovered 320 mmboe of explorative resources, more than 60% of the yearly target, with short time-to-market, leveraging the strategy focused on acreage close to existing infrastructures (infrastructure-led-exploration). Renewed the exploration portfolio with the addition of approximately 13,000 square kilometers of new leases in the UAE, Vietnam, the UK and Norway.

•	Growth of the retail and business customers portfolio to 9.95 million of PoD, up by 250,000 PoD compared to December 31, 2020 (up by about 3%) leveraging the organic development in France and Greece and the 100% acquisition of Aldro Energía, engaged in the retail market in Spain.

•	As of June 30, 2021, the renewable installed capacity was 331 MW, up by 8% compared to December 31, 2020. 2 GW of installed or under construction capacity is expected at year end, a strong increase over the previous target of approximately 1 GW. Leveraging the last acquisitions, the installed capacity is expected at 1.2 GW at year-end, up from an initial forecast of 0.7 GW.

Portfolio developments:

•	In line with the rationalization program of Eni’s upstream portfolio, signed a memorandum of understanding with bp to evaluate the combination of the respective upstream portfolios in Angola, establishing a jointly-controlled venture based on the Vår Energi business model.

In Pakistan divested to a local player the entire upstream portfolio in the Country, including interests in eight development and production licenses and in four exploration licenses. In Nigeria divested the onshore production and development block OML 17 (Eni’s interest 5%).

1 In line with the dividend policy announced to the financial market during the strategy presentation held on February 19, 2021, (see page 31) of which at the following URL https://eni.com/assets/documents/eng/investor/presentations/2021/strategy-4q-2020/strategy-2021-2024.pdf.

2 The procedure to implement the buy-back program are detailed in the section “Other information – start of the buy-back program” of this Report.

3 Ex-dividend date being September 20, 2021 (record date September 21, 2021). The dividend will be paid on September 22, 2021. The Board of Directors resolved to distribute part of retained earnings and/or available capital reserves of the parent company Eni SpA as 2021 interim dividend in place of the resolution of the 2021 interim dividend, in accordance to Art. 2433 – bis c.c., scheduled in Eni’s financial calendar on September 16, 2021. The Company’s financial calendar has been amended accordingly and a dedicated press release has been disseminated to the market. ADR holders will receive €0.86/ADR.

6	HIGHLIGHTS

•	In the GGP segment, in March 2021, it was agreed with the Arab Republic of Egypt (ARE) and the Spanish partner Naturgy of the JV Unión Fenosa Gas (UFG) to resolve all pending issues with the Egyptian partners and to resume operations at the Damietta plant. Through the subsequent restructuring of the UFG venture, Eni acquired a 50% interest in the Damietta plant and related liquefaction capacity as well as the gas marketing activities in Spain owned by UFG. The deal will strengthen Eni’s portfolio of LNG and its integrated strategy, leveraging on the integration with its upstream assets. Restarted the Damietta liquefaction plant and made few LNG loadings, leveraging on the capacity available to the Egyptian counterparty.

•	Eni gas e luce entered the Iberic energy market with the signing of an agreement to acquire 100% of Aldro Energía, with a portfolio of approximately 250,000 retail customers of power, natural gas and services, and an agreement with X–Elio for the acquisition of three photovoltaic projects for an overall capacity of 140 MW.

•	Established GreenIT, a joint venture with the Italian agency CDP Equity, for building, commissioning and managing power generation plants from renewable sources in Italy. The JV will target by 2025 an installed capacity of approximately 1 GW (51% Eni, 49% CDP Equity).

•	The acquisition of FRI-EL Biogas Holding, the Italian leader in the biogas producing sector has now been completed, in order to transform biogas into biomethane to be supplied to the Eni’s retail service stations.

•	Signed an agreement in Italy with Glennmont Partners and PGGM Infrastructure Fund to acquire 100% of a portfolio of thirteen onshore wind facilities already in operation, with a total capacity of 315 MW.

•	Established an equal partnership with Red Rock Power, a leading Scottish company in the development of offshore wind projects, with the aim of presenting a competitive offer in Scotwind, the tender for wind power in Scotland and for further future projects. The two companies will also benefit from the support of Transmission Investment, a company engaged in the field of electricity transmission in the UK.

•	In July 2021, signed an agreement for the acquisition from Azora Capital of a portfolio of nine renewable energy projects in Spain, for a total capacity of 1.2 GW. The operation includes the acquisition of three wind plants in development, one wind plant under construction, in the centre-north area of Spain, for a total of 230 MW, as well as, five large photovoltaic projects in an advanced stage of development for approximately 1 GW.

•	In July 2021, acquired the Dhamma Energy Group, which owns photovoltaic projects under development in France and Spain. The portfolio includes a pipeline of projects distributed in the two countries, at different levels of maturity (approximately 3 GW), as well as plants, already in operation or at an advanced stage of construction, in France for about 120 MW.

Decarbonization initiatives:

•	As part of the Hynet North West project for the construction of a CO2 capture/storage hub in the UK, signed a framework agreement with the partner Progressive Energy Limited to accelerate the project, where Eni will develop and manage transport and storage of CO2 at the semi-depleted oilfields in the Liverpool Bay.

•	Eni signed a memorandum of understanding with Uniper in the United Kingdom to evaluate decarbonisation initiatives in Wales with possibility of developing depleted Eni oilfields in the Liverpool Bay into CO2 storage hubs.

•	As part of the net zero emissions strategy of the E&P segment by 2030 (relating Scope 1 and 2 emissions), Vårgronn, a subsidiary of Vår Energi, has signed a collaboration agreement with Equinor for the possible development of offshore wind installations in the North Utsira area.

HIGHLIGHTS	7

•	In line with the strategy of energy transition in Egypt, Eni signed an agreement with the state energy and gas companies to assess the economic feasibility of green and blue hydrogen production, in synergy with the storage of CO2 in depleted natural gas fields.

•	Agreement with the Italian operator Be Charge, to increase the national supply of charging infrastructures for electric mobility. The charging stations will be powered by renewable energy supplied by Eni gas e luce.

•	In the first half of 2021, the volumes of palm oil supplied to the production of bio-diesel was reduced leveraging on the start-up of a new Biomass Treatment Unit (BTU) at the Gela bio-refinery enabling the use of up to 100% of biomass not in competition with the food chain for the production of biofuels. Confirmed target to achieve zero use of palm oil to manufacture biofuels by 2023.

•	Versalis signed an agreement with Saipem to internationally promote PROESA®, Versalis’ proprietary technology used to produce sustainable bioethanol and chemicals from lignocellulosic biomass.

•	Signed an agreement with A2A for a 20-year supply of cogenerated heat from the EniPower production plant in Bolgiano, to feed the Milan district heating network with approximately 54 GWh/year of low-emitting thermal energy.

|	ESG performance and sustainable finance

•	Issued the Sustainability-Linked Financing Framework, the first of its kind globally in the oil&gas sector, setting sustainable KPIs as credit ratings for the Group. Highlighted four KPIs: renewable energy installed capacity, Net Carbon Footprint Upstream (Scope 1 and 2), Net GHG Lifecycle Emissions (Scope 1, 2 and 3) and Net Carbon Intensity (Scope 1, 2 and 3) and the related medium-long term targets. Launched a seven-year sustainability-linked bond, in line with this framework, subject to the achievement of two targets: Net Carbon Footprint Upstream (Scope 1 and 2) equal or lower than 7.4 MtonCO2eq as of December 31, 2024 (down by 50% compared to the 2018 baseline) and renewable energy installed capacity equal or higher than 5 GW as of December 31, 2025.

•	TRIR (Total recordable injury rate) of the workforce: amounted to 0.37, a slight increase from the first half 2020 due to more adverse events recorded at Eni’s employees.

•	Direct GHG emissions (Scope 1) from Eni’s operated assets: amounted to 19.5 mmtonnes CO2 eq., a slight increase from the first half 2020, due to an ongoing recovery of the operations which in 2020 were affected by lockdown measures to contain the COVID-19 emergency.

•	Direct GHG emissions (Scope 1)/operated hydrocarbon gross production (upstream) amounted to 20.2 tons CO2 eq./kboe the index highlighted a better trend compared to the same period of 2020 mainly considering an ongoing recovery in operations.

•	Emissions from methane fugitive (upstream): amounted to 6.6 ktonnes CH4, a slight increase from the first half of 2020, due to an ongoing recovery of operations. Expected improvements by the end of 2021 with the finalization of the ongoing monitoring campaigns.

•	Volumes of hydrocarbon sent to routine flaring at Eni’s operated assets (upstream): amounted to 0.6 billion Sm3, a slight increase from the same period of 2020, mainly due to the recovery of operations in certain plants located onshore Libya and impacted by routine flaring, which were shutdown in 2020 due to force majeure. Confirmed the flaring down projects planned for the year.

•	Total volume of oil spills: amounted to 2.83 kbbl, reducing by the first half of 2020 benefitting from lower spills due to sabotage in Nigeria where Eni is applying the proprietary technology e-vpms (Eni Vibroacoustic Pipeline Monitoring System) for the detection of vibro-acoustic variations in pipelines and transported fluid.

•	Water reinjection in the upstream segment: amounted to 59%, increased from the first half of 2020, due to the resolution of certain issues at the reinjection system at the Loango and Zatchi fields in Congo and the recovery of the operations at the Abu-Attifel and El Feel libyan fields.

8	HIGHLIGHTS

KEY OPERATING AND FINANCIAL RESULTS

		First Half
		2021	2020
Sales from operations	(€ million)	30,788	22,030
Operating profit (loss)		3,857	(3,775)
Adjusted operating profit (loss) ⁽ᵃ⁾		3,366	873
Exploration & Production		3,219	230
Global Gas & LNG Portfolio		(6)	363
Refining & Marketing and Chemicals		70	89
Eni gas e luce, Power & Renewables		310	276
Adjusted net profit (loss) ⁽ᵃ⁾⁽ᵇ⁾		1,199	(655)
per share ⁽ᶜ⁾	(€)	0.32	(0.18)
per ADR ⁽ᶜ⁾⁽ᵈ⁾	($)	0.77	(0.40)
Net profit (loss) ⁽ᵇ⁾		1,103	(7,335)
per share ⁽ᶜ⁾	(€)	0.30	(2.05)
per ADR ⁽ᶜ⁾⁽ᵈ⁾	($)	0.72	(4.52)
Comprehensive income ⁽ᵇ⁾	(€ million)	1,971	(7,533)
Net cash flow from operating activities	(€ million)	4,093	2,378
Capital expenditure		2,407	2,568
of which: exploration		160	247
hydrocarbons development		1,547	1,740
Total assets at period end		119,989	115,085
Shareholders' equity including non-controlling interests at period end		40,580	38,839
Net borrowings at period end after IFRS 16		15,323	19,971
Net borrowings at period end before IFRS 16		10,040	14,329
Net capital employed at period end		55,903	58,810
of which: Exploration & Production		46,488	50,083
Global Gas & LNG Portfolio		387	502
Refining & Marketing and Chemicals		9,103	8,966
Eni gas e luce, Power & Renewables		3,463	2,185
Leverage before IFRS 16		25	37
Leverage after IFRS 16		38	51
Gearing		27	34
Coverage		8.2	(7.2)
Current ratio		1.4	1.2
Debt coverage		26.7	11.9
Share price at period end	(€)	10.27	8.49
Weighted average number of shares outstanding	(million)	3,572.5	3,572.5
Market capitalization ⁽ᵉ⁾	(€ billion)	37.0	30.9

(a) Non-GAAP measure.
(b) Attributable to Eni's shareholders.
(c) Fully diluted. Ratio of net profit (loss)/cash flow and average number of shares outstanding in the period. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by Reuters (WMR) for the period presented.
(d) One American Depositary Receipt (ADR) is equal to two Eni ordinary shares.
(e) Number of outstanding shares by reference price at period end.

EMPLOYEES

		First Half
		2021	2020
Exploration & Production	(number)	9,616	10,348
Global Gas & LNG Portfolio		862	678
Refining & Marketing and Chemicals		11,394	11,517
Eni gas e luce, Power & Renewables		2,252	2,185
Corporate and other activities		7,312	7,449
Total group employees		31,436	32,177
of which: women		7,668	7,728
outside Italy		10,148	10,459
Female managers	(%)	27	26

HIGHLIGHTS	9

HEALTH, SAFETY AND ENVIRONMENT (a)

		First Half
		2021	2020

TRIR (Total Recordable Injury Rate)	(total recordable injuries/worked hours) x 1,000,000	0.37	0.24
employees		0.56	0.17
contractors		0.28	0.28
Direct GHG emissions (Scope 1)	(mmtonnes CO₂eq)	19.5	18.9
Direct GHG emissions (Scope 1)/operated hydrocarbon gross production (upstream)	(tonnes CO₂eq./kboe)	20.2	21.0
Methane fugitive emissions (upstream)	(ktonnes CH₄)	6.6	5.7
Volumes of hydrocarbons sent to routine flaring	(billion Sm³)	0.6	0.5
Total volume of oil spills (>1 barrel)	(barrels)	2,826	3,210
of which: due to sabotage		1,683	2,765
R&D expenditure	(€ million)	73	78

(a) KPIs refer to 100% of the operated assets, unless otherwise specified.

MAIN OPERATING DATA

		First Half
		2021	2020
EXPLORATION & PRODUCTION
Hydrocarbon production ⁽ᵃ⁾	(kboe/d)	1,650	1,760
liquids	(kbbl/d)	797	873
natural gas	(mmcf/d)	4,531	4,711
Production sold	(mmboe)	277	288
Average hydrocarbons realizations	($/boe)	43.36	27.50
Produced water re-injected	(%)	59	54
Direct GHG emissions (Scope 1)⁽ᵇ⁾	(mmtonnes CO₂eq)	11.24	10.74
Oil spills due to operations (>1 barrel)⁽ᵇ⁾	(barrels)	240	370
GLOBAL GAS & LNG PORTFOLIO
Natural gas sales	(bcm)	34.43	30.44
of which: Italy		17.73	18.10
outside Italy		16.70	12.34
LNG sales		5.2	4.5
Direct GHG emissions (Scope 1)⁽ᵇ⁾	(mmtonnes CO₂eq)	0.33	0.18
REFINING & MARKETING AND CHEMICALS
Capacity of biorefineries	(mmtonnes/year)	1.1	1.1
Bio throughputs	(ktonnes)	308	376
Average bio refineries utilization rate		61	67
Retail market share in Italy		22.6	23.6
Retail sales of petroleum products in Europe	(mmtonnes)	3.26	2.96
Average throughput of service stations in Europe	(kliters)	684	621
Average oil refineries utilization rate	(%)	73	67
Production of petrochemical products	(ktonnes)	4,354	3,498
Average petrochemical plant utilization rate	(%)	69	59
Direct GHG emissions (Scope 1)⁽ᵇ⁾	(mmtonnes CO₂eq)	3.29	3.14
SOₓ emissions (sulphur oxide)	(ktonnes SOₓeq.)	1.48	1.54
Direct GHG emissions (Scope 1)/refinery throughputs (raw and semi-finished materials)⁽ᵇ⁾	(tonnes CO₂ eq./ktonnes)	219	246
ENI GAS E LUCE, POWER & RENEWABLES
Retail gas sales	(bcm)	4.60	4.51
Retail power sales to end customers	(TWh)	7.52	6.02
Thermoelectric production		10.20	10.34
Power sales in the open market		12.97	12.10
Renewable installed capacity at period end	(MW)	331	251
Energy production from renewable sources	(GWh)	258	144
Direct GHG emissions (Scope 1)⁽ᵇ⁾	(mmtonnes CO₂eq)	4.6	4.9
Direct GHG emissions (Scope 1)/equivalent produced electricity (EniPower)⁽ᵇ⁾	(gCO₂ eq./kWh eq.)	384	298

(a) Includes Eni's share in joint ventures and equity-accounted entities.
(b) KPIs refer to 100% of the operated assets.

10	OPERATING REVIEW | EXPLORATION & PRODUCTION

Operating review

EXPLORATION & PRODUCTION

PRODUCTION AND PRICES

		First half
		2021	2020	Change	% Ch.
Production
Liquids	(kbbl/d)	797	873	(76)	(8.7)
Natural gas	(mmcf/d)	4,531	4,711	(180)	(3.8)
Hydrocarbons	(kboe/d)	1,650	1,760	(110)	(6.3)
Average realizations
Liquids	($/bbl)	60.56	33.49	27.07	80.8
Natural gas	($/kcf)	4.75	3.84	0.91	23.6
Hydrocarbons	($/boe)	43.36	27.50	15.86	57.7

In the first half of 2021, oil and natural gas production averaged 1,650 kboe/d, down by 6% compared to the same period of 2020. The decline was driven by maintenance activity mainly in Norway, Italy and the United Kingdom, which in the first half of 2020 was postponed, lower activity in Nigeria and mature field declines. On the positive side, production was supported by the increase in Egypt driven by the performance of the Zohr field, global gas demand recovery and the restart of the Damietta liquefaction plant as well as the Merakes start-up in Indonesia.

Liquids production was 797 kbbl/d, representing a reduction from the first half of 2020. The reduction was due to higher maintenance activity, price effects, a decrease in Nigeria and mature field declines, partly offset by continuing growth in Egypt.

Natural gas production amounted to 4,531 mmcf/d, down by 3.8% or down by 180 mmcf/d compared to the first half of 2020. Lower production was due to higher maintenance activity, mature field declines and a decrease in Nigeria. These negatives were partly offset by a robust recovery of natural gas demand in certain areas (mainly in Egypt) and the start-up of Merakes in Indonesia.

Oil and gas production sold amounted to 276.6 mmboe. The 22 mmboe difference over production (298.6 mmboe) mainly reflected volumes consumed in operations (20 mmboe), changes in inventory levels and other changes.

MINERAL RIGHT PORTFOLIO AND EXPLORATION ACTIVITIES

In the first half of 2021, Eni performed its operations in 42 countries. As of June 30, 2021, Eni’s mineral right portfolio consisted of 794 exclusive or shared properties for exploration and development oil and gas activities as well as 1 shared property for the CCUS project in the United Kingdom. Total acreage was 340,188 square kilometers net to Eni, of which 577 square kilometers related to the CCUS activities in the United Kingdom. As of December 31, 2020, total acreage was 336,449 square kilometers net to Eni.

In the first half of 2021, changes in total net acreage mainly derived from: (i) acquisition of new leases mainly in Vietnam, Angola, Norway, the United Arab Emirates and Egypt, as well as the CCUS project in the United Kingdom for a total acreage of approximately 13,100 square kilometers; (ii) the relinquishment of licenses mainly in Myanmar, Egypt, Norway, Italy and the United Kingdom for a total acreage of approximately 7,900 square kilometers; (iii) net acreage increase also due to interest changes mainly in Italy and the United States for a total acreage of 60 square kilometers; and (iv) net acreage decrease mainly in Italy and Mozambique for a total acreage of 1,500 square kilometers.

In the first half of 2021, a total of 14 exploratory wells were drilled (7.1 being Eni’s share), as compared to 19 exploratory wells drilled in the first half of 2020 (9.5 being Eni’s share).

OPERATING REVIEW | EXPLORATION & PRODUCTION	11

PRODUCTION OF OIL AND NATURAL GAS BY REGION

		First half
		2021	2020
Production of oil and natural gas ⁽ᵃ⁾⁽ᵇ⁾	(kboe/d)	1,650	1,760
Italy		82	109
Rest of Europe		205	249
North Africa		260	255
Egypt		363	285
Sub-Saharan Africa		301	379
Kazakhstan		150	171
Rest of Asia		158	183
Americas		114	112
Australia and Oceania		17	17
Production sold ⁽ᵃ⁾	(mmboe)	277	288

PRODUCTION OF LIQUIDS BY REGION
		First half
		2021	2020
Production of liquids	(kbbl/d)	797	873
Italy		34	47
Rest of Europe		128	144
North Africa		128	117
Egypt		82	66
Sub-Saharan Africa		190	232
Kazakhstan		101	115
Rest of Asia		76	91
Americas		58	61
Australia and Oceania

PRODUCTION OF NATURAL GAS BY REGION
		First half
		2021	2020
Production of natural gas	(mmcf/d)	4,531	4,711
Italy		254	329
Rest of Europe		411	559
North Africa		702	733
Egypt		1,492	1,160
Sub-Saharan Africa		590	781
Kazakhstan		262	297
Rest of Asia		436	489
Americas		296	274
Australia and Oceania		88	89

(a) Includes Eni’s share of production of equity-accounted entities.
(b) Includes volumes of hydrocarbons consumed in operation (111 and 120 kboe/d in the first half of 2021 and 2020, respectively).

12	OPERATING REVIEW | GLOBAL GAS & LNG PORTFOLIO

GLOBAL GAS & LNG PORTFOLIO

SUPPLY OF NATURAL GAS

In the first half of 2021, Eni’s consolidated subsidiaries supplied 34.40 bcm of natural gas, with an increase of 5.14 bcm or 17.6% from the first half of 2020.

Gas volumes supplied outside Italy from consolidated subsidiaries (32.44 bcm), imported in Italy or sold outside Italy, represented approximately 95% of total supplies, with an increase of 6.14 bcm or up by 23.3% from the first half of 2020 mainly reflecting higher volumes purchased in Russia (up by 3.54 bcm), Algeria (up by 3.52 bcm), and the Netherlands (up by 0.34 bcm) partially offset by lower purchases in Libya (down by 0.77 bcm) and in Qatar (down by 0.17 bcm). Supplies in Italy (1.96 bcm) decreased by 33.8% from the first half of 2020.

	First half
(bcm)	2021	2020	Change	% Ch.
Italy	1.96	2.96	(1.00)	(33.8)
Russia	13.79	10.25	3.54	34.5
Algeria (including LNG)	5.35	1.83	3.52	..
Libya	1.60	2.37	(0.77)	(32.5)
Netherlands	0.98	0.64	0.34	53.1
Norway	3.74	3.63	0.11	3.0
United Kingdom	1.15	0.88	0.27	30.7
Indonesia (LNG)	0.76	0.56	0.20	35.7
Qatar (LNG)	1.16	1.33	(0.17)	(12.8)
Other supplies of natural gas	0.86	3.26	(2.40)	(73.6)
Other supplies of LNG	3.05	1.55	1.50	96.8
OUTSIDE ITALY	32.44	26.30	6.14	23.3
TOTAL SUPPLIES OF ENI'S CONSOLIDATED SUBSIDIARIES	34.40	29.26	5.14	17.6
Offtake from (input to) storage	(0.34)	0.04	(0.38)	..
Network losses, measurement differences and other changes	(0.01)	(0.02)	0.01	50.0
AVAILABLE FOR SALE BY ENI'S CONSOLIDATED SUBSIDIARIES	34.05	29.28	4.77	16.3
Available for sale by Eni's affiliates	0.38	1.16	(0.78)	(67.2)
TOTAL AVAILABLE FOR SALE	34.43	30.44	3.99	13.1

SALES

		First half
		2021	2020	Change	% Ch.
Spot Gas price at Italian PSV	(€/kcm)	231	97	134	138.2
TTF		229	80	150	187.3
Spread PSV vs. TTF		2	17	(15)	(89.5)
Natural gas sales	(bcm)
Italy		17.73	18.10	(0.37)	(2.0)
Rest of Europe		13.90	10.47	3.43	32.8
of which: Importers in Italy		1.45	1.94	(0.49)	(25.3)
European markets		12.45	8.53	3.92	46.0
Rest of World		2.80	1.87	0.93	49.7
Worldwide gas sales ⁽*⁾		34.43	30.44	3.99	13.1
of which: LNG sales		5.20	4.50	0.70	15.6

(*) Data include intercompany sales.

OPERATING REVIEW | GLOBAL GAS & LNG PORTFOLIO	13

In the first half of 2021, natural gas sales were 34.43 bcm, up by 13.1% from the first half of 2020, mainly due to higher volumes marketed outside Italy (Turkey and France) leveraging on the economic recovery and increasing LNG volumes marketed mainly by the Damietta plant.

Sales in Italy were down by 2% to 17.73 bcm, mainly due to lower sales marketed mainly to hub and thermoelectric segment. Sales in European markets (12.45 bcm) increased by 46% as result of the recovery in consumptions, mainly in Turkey following higher gas nominations made by Botas and in France.

		First half
	(bcm)	2021	2020	Change	%Ch.
ITALY		17.73	18.10	(0.37)	(2.0)
Wholesalers		7.44	6.86	0.58	8.5
Italian gas exchange and spot markets		4.81	5.40	(0.59)	(10.9)
Industries		2.07	2.13	(0.06)	(2.8)
Power generation		0.43	0.74	(0.31)	(41.9)
Own consumption		2.98	2.97	0.01	0.3
INTERNATIONAL SALES		16.70	12.34	4.36	35.3
Rest of Europe		13.90	10.47	3.43	32.8
Importers in Italy		1.45	1.94	(0.49)	(25.3)
European markets:		12.45	8.53	3.92	46.0
Iberian Peninsula		1.90	1.82	0.08	4.4
Germany/Austria		0.24	0.17	0.07	41.2
Benelux		1.91	1.60	0.31	19.4
United Kingdom		1.15	0.87	0.28	32.2
Turkey		4.06	1.68	2.38	..
France		3.05	2.30	0.75	32.6
Other		0.14	0.09	0.05	55.6
Extra European markets		2.80	1.87	0.93	49.7
WORLDWIDE GAS SALES		34.43	30.44	3.99	13.1

		First half
	(bcm)	2021	2020	Change	%Ch.
Total sales of subsidiaries		33.97	29.29	4.68	16.0
Italy (including own consumption)		17.73	18.10	(0.37)	(2.0)
Rest of Europe		13.58	9.81	3.77	38.4
Outside Europe		2.66	1.38	1.28	92.8
Total sales of Eni's affiliates (net to Eni)		0.46	1.15	(0.69)	(60.0)
Rest of Europe		0.32	0.66	(0.34)	(51.5)
Outside Europe		0.14	0.49	(0.35)	(71.4)
WORLDWIDE GAS SALES		34.43	30.44	3.99	13.1

LNG SALES

		First half
	(bcm)	2021	2020	Change	%Ch.
Europe		2.4	2.6	(0.2)	(7.7)
Outside Europe		2.8	1.9	0.9	47.4
TOTAL LNG SALES		5.2	4.5	0.7	15.6

LNG sales (5.2 bcm, included in worldwide gas sales) mainly concerned LNG from Qatar, Egypt, Nigeria, Indonesia and mainly marketed in Europe, China and Pakistan.

14	OPERATING REVIEW | REFINING & MARKETING AND CHEMICALS

REFINING & MARKETING AND CHEMICALS

		First half
		2021	2020	Change	% Ch.
Standard Eni Refining Margin (SERM)	($/bbl)	(0.5)	2.9	(3.4)	(117.2)
Throughputs in Italy	(mmtonnes)	7.85	7.21	0.64	8.9
Throughputs in the rest of World		5.30	4.16	1.14	27.4
Total throughputs		13.15	11.37	1.78	15.7
Average refineries utilization rate	(%)	73	67
Bio throughputs	(ktonnes)	308	376	(68)	(18.1)
Average bio refineries utilization rate	(%)	61	67
Marketing
Retail sales in Europe	mmtonnes	3.26	2.96	0.30	10.1
Retail sales in Italy		2.31	2.01	0.30	14.9
Retail sales in the rest of Europe		0.95	0.95	0.00	0.0
Retail market share in Italy	(%)	22.6	23.6
Wholesale sales in Europe	(mmtonnes)	3.72	3.83	(0.11)	(2.9)
Wholesale sales in Italy		2.75	2.67	0.08	3.0
Wholesale sales in the rest of Europe		0.97	1.16	(0.19)	(16.4)
Chemicals
Sales of petrochemical products	(mmtonnes)	2.32	1.91	0.41	21.6
Average plant utilization rate	(%)	69	59

REFINING & MARKETING

In the first half of 2021, Eni’s Standard Refining Margin – SERM – reported non-remunerative values (minus 0.5 $/barrel, down by 3.4 $/barrel from the first half of 2020). This trend reflects the continuing pandemic effects, which on one side with the only gradual easing of OPEC+ supported the cost of the oil feedstock, while on the other side it negatively affected demands for products, particularly the middle distillates. On the positive side, the discount between sour crudes like the Ural vs. light-sweet crudes widened, which helped margins (the spread was minus 1.4 $/bbl vs. a minus 0.9 $/bbl in the first half of 2020).

Eni refining throughputs on own account were 13.15 mmtonnes, up by 15.7% from the first half of 2020, in response to a lower impact of the COVID-19 pandemic compared to the comparative period which was negatively affected by the almost full lockdown of the economy, partly offset by a depressed refining scenario. Throughputs elsewhere increased mainly at the ADNOC plants, where the performance was negatively affected by a prolonged plant standstill in the first half of 2020. Increased by 6 percentage points the average plant utilization rate (73%).

Bio throughputs were 308 ktonnes, down by 18% from the same period of the previous year against the backdrop of a depressed trading environment, which nonetheless saw an improvement in June.

		First half
	(mmtonnes)	2021	2020	Change	%Ch.
Retail		2.31	2.01	0.30	14.9
Wholesale		2.75	2.67	0.08	3.0
Petrochemicals		0.30	0.30
Other sales		4.91	4.68	0.23	4.9
Sales in Italy		10.27	9.66	0.61	6.3
Retail rest of Europe		0.95	0.95
Wholesale rest of Europe		0.97	1.16	(0.19)	(16.4)
Wholesale outside Europe		0.25	0.23	0.02	8.7
Other sales		0.66	0.49	0.17	34.7
Sales outside Italy		2.83	2.83
TOTAL SALES OF REFINED PRODUCTS		13.10	12.49	0.61	4.9

OPERATING REVIEW | REFINING & MARKETING AND CHEMICALS	15

In the first half of 2021, sales volumes of refined products (13.10 mmtonnes) were up by 0.61 mmtonnes or by 4.9% from the first half of 2020.

Retail sales in Italy were 2.31 mmtonnes increasing in all the segments (up by 14.9%) thanks to the gradual restart of economic activities being the first half of 2020 impacted by the lockdown measures. Eni’s retail market share was 22.6% (23.6% in the first half of 2020).

As of June 30, 2021, Eni’s retail network in Italy consisted of 4,127 service stations, recording a decrease from June 30, 2020 (4,153 service stations), resulting from the negative balance of acquisitions/releases of lease concessions (26 units).

Average throughput (684 kliters) increased by 63 kliters from the first half of 2020 (621 kliters).

Wholesale sales in Italy were 2.75 mmtonnes, up by 3% from the first half of 2020 mainly due to higher sales of fuel oil and gasoil, partly offset by declining sales of gasoline, jet fuel and bunker due to the prolonged effects of lockdown to contain the spread of the COVID-19.

Supplies of feedstock to the petrochemical industry (0.30 mmtonnes) were substantially in line from the comparative period.

Retail and wholesale sales in the rest of Europe of 1.92 mmtonnes were down by 9% from the first half of 2020 mainly as a result of lower volumes marketed in Germany, Austria and Switzerland, following the lower demand due to the lockdown, partly offset by higher sales in France.

Other sales in Italy and outside Italy were 5.57 mmtonnes, up by 7.7% from the first half of 2020.

Retail and wholesale sales of refined products		First half
	(mmtonnes)	2021	2020	Change	%Ch.
Italy		5.06	4.68	0.38	8.1
Retail sales		2.31	2.01	0.30	14.9
Gasoline		0.59	0.50	0.09	18.0
Gasoil		1.56	1.38	0.18	13.0
LPG		0.14	0.12	0.02	16.7
Other		0.02	0.01	0.01	..
Wholesale sales		2.75	2.67	0.08	3.0
Gasoil		1.48	1.41	0.07	5.0
Fuel Oil		0.13	0.01	0.12	..
LPG		0.09	0.09
Gasoline		0.04	0.13	(0.09)	(69.2)
Lubricants		0.04	0.04
Bunker		0.31	0.33	(0.02)	(6.1)
Jet Fuel		0.28	0.34	(0.06)	(17.6)
Other		0.38	0.32	0.06	18.8
Outside Italy (retail+wholesale)		2.17	2.33	(0.16)	(6.9)
Gasoline		0.46	0.52	(0.06)	(11.5)
Gasoil		1.27	1.30	(0.03)	(2.3)
Jet Fuel		0.02	0.06	(0.04)	(66.7)
Fuel Oil		0.03	0.07	(0.04)	(57.1)
Lubricants		0.06	0.04	0.02	50.0
LPG		0.26	0.24	0.02	8.3
Other		0.07	0.10	(0.03)	(30.0)
TOTAL RETAIL AND WHOLESALE SALES		7.23	7.01	0.22	3.1

16	OPERATING REVIEW | REFINING & MARKETING AND CHEMICALS

CHEMICALS

		First half
	(ktonnes)	2021	2020	Change	%Ch.
Intermediates		3,225	2,431	794	32.7
Polymers		1,129	1,067	62	5.8
Production		4,354	3,498	856	24.5
Consumption and losses		(2,345)	(1,790)	(555)	(31.0)
Purchases and change in inventories		312	200	112	56.0
TOTAL AVAILABILITY		2,321	1,908	413	21.6
Intermediates		1,364	1,028	336	32.7
Polymers		957	880	77	8.8
TOTAL SALES		2,321	1,908	413	21.6

Petrochemical production of 4,354 ktonnes increased by 856 ktonnes (up by 24.5%) mainly in the intermediates business due to higher product availability, compared to the comparative period, which were affected by higher prolonged maintenance standstills following COVID-19 emergency.

Petrochemical sales of 2,321 ktonnes increased by 413 ktonnes (up by 21.6%). Main increases were reported in the intermediate, driven by recovery of demand in the reference segments, lower imports from producer countries, as well as higher product availability.

Petrochemical product margins improved significantly driven by the macroeconomic recovery, which mitigated the competitive pressure, and contingent factors due to a temporally supply shortage. Sharp increases were recorded in the polyethylene segment driven by the recovery in products demand, partial shortage in commodities production, as well as weak trends in the upturn of the logistic segment; furthermore, in the styrenics/elastomers segments due to higher demand. Cracker margin recorded a significant reduction in the two reporting periods, due to higher cost of commodities.

OPERATING REVIEW | ENI GAS E LUCE, POWER & RENEWABLES	17

ENI GAS E LUCE, POWER & RENEWABLES

		First half
		2021	2020	Change	% Ch.
EGL & Renewables
Retail gas sales	bcm	4.60	4.51	0.09	2.0
Retail power sales to end customers	TWh	7.52	6.02	1.50	24.9
Retail/business customers (POD)	mln pod	9.95	9.69	0.27	2.7
Energy production from renewable sources	GWh	258.1	144.1	114.0	79.1
Renewable installed capacity at period end	MW	331	251	80	31.9
of which: - photovoltaic	%	71	78
- wind		26	19
- installed storage capacity		3	3
Power
Power sales in the open market	TWh	12.97	12.10	0.87	7.2
Thermoelectric production		10.20	10.34	(0.14)	(1.4)

ENI GAS E LUCE

	First half
(bcm)	2021	2020	Change	% Ch.
ITALY	2.97	3.06	(0.09)	(2.9)
Resellers	0.10	0.10	0.00	0.0
Industries	0.17	0.13	0.04	30.8
Small and medium-sized enterprises and services	0.42	0.41	0.01	2.4
Residential	2.28	2.42	(0.14)	(5.8)
INTERNATIONAL SALES	1.63	1.45	0.18	12.4
European markets:
France	1.33	1.18	0.15	12.7
Greece	0.24	0.22	0.02	9.1
Other	0.06	0.05	0.01	20.0
RETAIL GAS SALES	4.60	4.51	0.09	2.0

In the first half of 2021, retail gas sales in Italy and in the rest of Europe amounted to 4.60 bcm, up by 0.09 bcm or 2% from the previous year. Sales in Italy amounted to 2.97 bcm down by 2.9% compared to the first half of 2020, the reduction was mainly due to lower volumes marketed at residential segment, partially mitigated by higher volumes marketed at the industrial segment.

Sales in the European markets (1.63 bcm) reported an increase of 12.4% or 0.18 bcm compared to the first half of 2020. In France, sales increased by 0.15 bcm compared to the comparative period due to the effective commercial initiatives.

In the first half of 2021, retail power sales to end customers, managed by Eni gas e luce and the subsidiaries in France and Greece, amounted to 7.52 TWh, an increase by 24.9% from the first half of 2020, due to growth of retail customers portfolio (up by 250,000 customers vs. December 31, 2020) and higher volumes sold to the retail and industrial segments in Europe, leveraging on the expansion in Spain and Portugal, as consequence of Aldro Energía acquisition.

18	OPERATING REVIEW | ENI GAS E LUCE, POWER & RENEWABLES

RENEWABLES

		First half
		2021	2020	Change	% Ch.
Energy production from renewable sources	(GWh)	258.1	144.1	114.0	79.1
of which: photovoltaic		135.1	109.8	25.2	23.0
wind		123.0	34.3	88.8	..
of which: Italy		62.4	52.5	9.9	18.8
outside Italy		195.7	91.6	104.1	..
Renewable installed capacity at period end	(MW)	331	251	80	31.9
of which: photovoltaic		236	195	40	20.7
wind		87	48	39	81.1
installed storage capacity		8	8	0	0

(a) Electricity for Eni’s production sites consumptions.

Energy production from renewable sources amounted to 258.1 GWh (of which 135.1 GWh photovoltaic and 123.0 GWh wind) up by 114.0 GWh compared to the first half of 2020. The increase in production compared to the previous year benefitted from the entry in operations of new plants in Italy and abroad, as well as the contribution of assets already operating in the United States, acquired in the fourth quarter of 2020.

As of June 30, 2021, the renewable installed capacity was 331 MW, up by 32% compared to the first quarter of 2020. Compared to June 30, 2020 the capacity increased by 80 MW thanks to the completion of plants in Australia (up by 25 MW, photovoltaic capacity), in Italy (up by 24 MW, onshore wind capacity), as well as the acquisition of the U.S. assets already in operation (up by 30 MW, photovoltaic and wind capacity).

Renewable installed capacity at period end (Eni's share)
		First half
(MW)		2021	2020	Change	% Ch.
	(technology)
ITALY	photovoltaic	84	84	0	0
OUTSIDE ITALY		160	120	40	34
Algeria	photovoltaic	5	5	0	0
Australia	photovoltaic	64	39	25	64
Pakistan	photovoltaic	10	10	0	0
Tunisia	photovoltaic	9	9	0	0
United States	photovoltaic	72	57	15	27
Total photovoltaic installed capacity		244	203	40	20
Italy	wind	24	0	24	#DIV/0!
United States	wind	15	0	15
Kazakhstan	wind	48	48	0	0
Total onshore wind installed capacity		87	48	39	81

TOTAL RENEWABLE INSTALLED CAPACITY AT PERIOD END (INCLUDING INSTALLED STORAGE POWER)		331	251	80	32
of which installed storage power		8	8	0	0

As of June 30, 2021, the capacity under construction/advanced stage of development amounted to approximately 2 GW mainly relating to the latest acquisitions mainly in Italy, and the ongoing projects in Spain and France, new capacity in Kazakhstan (98 MW, of which 48 MW wind onshore and 50 MW PV solar), as well as the development of Eni’s activities in Italy and USA and wind offshore projects in UK (Dogger Bank A/B).

OPERATING REVIEW | ENI GAS E LUCE, POWER & RENEWABLES	19

POWER

		First half
		2021	2020	Change	% Ch.
Purchases of natural gas	(mmcm)	2,170	2,110	60	2.8
Purchases of other fuels	(ktoe)	3	87	(84)	(96.6)
Power generation	(TWh)	10.20	10.34	(0.14)	(1.4)
Steam	(ktonnes)	3,801	3,861	(60)	(1.6)

Availability of electricity		First half
(TWh)		2021	2020	Change	% Ch.
Power generation		10.20	10.34	(0.14)	(1.4)
Trading of electricity ⁽ᵃ⁾		10.32	7.93	2.39	30.1
Availability		20.52	18.27	2.25	12.3

Power sales in the open market		12.97	12.10	0.87	7.2

(a) Includes positive and negative imbalances (difference between the electricity effectively fed-in and as scheduled).

Eni’s power generation sites are located in Brindisi, Ferrera Erbognone, Ravenna, Mantova, Ferrara and Bolgiano. As of June 30, 2021, installed operational capacity of EniPower’s power plants was 4.6 GW. In the first half of 2021, thermoelectric power generation was 10.20 TWh, slightly decreased compared to 2020. Electricity trading (10.32 TWh) reported an increase of 30.1% from 2020, thanks to the optimization of inflows and outflows of power.

In the first half of 2021, power sales in the open market were 12.97 TWh, representing an increase of 7.2% compared to 2020, due to economic downturn.

20	FINANCIAL REVIEW AND OTHER INFORMATION | FINANCIAL REVIEW

Financial review

PROFIT AND LOSS ACCOUNT

		First Half
	(€ million)	2021	2020	Change	% Ch.
Sales from operations		30,788	22,030	8,758	39.8
Other income and revenues		651	460	191	41.5
Operating expenses		(23,677)	(18,939)	(4,738)	(25.0)
Other operating income (expense)		48	(373)	421	..
Depreciation, depletion, amortization		(3,322)	(3,857)	535	13.9
Net impairment reversals (losses) of tangible and intangible and right-of-use assets		(602)	(2,749)	2,147	78.1
Write-off of tangible and intangible assets		(29)	(347)	318	91.6
Operating profit (loss)		3,857	(3,775)	7,632	..
Finance income (expense)		(473)	(526)	53	10.1
Income (expense) from investments		(427)	(1,379)	952	69.0
Profit (loss) before income taxes		2,957	(5,680)	8,637	..
Income taxes		(1,845)	(1,652)	(193)	(11.7)
Tax rate (%)		62.4	..	..
Net profit (loss)		1,112	(7,332)	8,444	..
attributable to:
- Eni's shareholders		1,103	(7,335)	8,438	..
- Non-controlling interest		9	3	6	..

Reported results

Commodities and energy prices performed strongly in the first half of 2021: the Brent price increased from 40 $/bbl in the first half of 2020 to 65 $/bbl in the first half of 2021; natural gas prices in Europe more than doubled for the Italian reference spot price “PSV” and the continental reference spot price “TTF”; in the chemical sector the polyethylene-ethylene spread reached the record value to about 800 $/ton. On the negative side, the refining margins continued to be extremely weak in the European/Mediterranean region with the Eni benchmark margin SERM down to historic lows (-0.5 $/bbl on average in the first half of 2021). This was due to the continuing pandemic effects, which on one side with the gradual easing of OPEC+ supported the cost of the oil feedstock, while on the other side negatively affected demand for products, particularly middle distillates. In the wholesale gas business, spreads between the Italian PSV spot market and the spot prices at the "TTF" continental hub narrowed remarkably down to 2 €/kcm in the first half of 2021 from 17 €/kcm in compared period of the previous year.

In the first half of 2021, net profit attributable to Eni’s shareholders was €1,103 million compared to the net loss of €7,335 million in the same period of 2020. Net cash provided by operating activities increased by 72% to €4,093 million, while net borrowing excluding the IFRS 16 lease liabilities decreased by €1,528 million from December 31, 2020 to €10,040 million. These results, the progress on delivering Eni’s strategy, the outlook and a Brent reference scenario of 65 $/bbl have allowed to increase dividend back to the pre-COVID levels at €0.86 per share and to start a €400 million share buy-back program over the next 6 months.

Against a more constructive macro backdrop and improved fundamentals in the energy scenario, net result was supported by operating performance compared to a loss reported in the first half of 2020 following the negative impact of the COVID-19 pandemic. Operating performance was affected by the impairment losses of €602 million (compared to €2,749 million in the first half of 2020) mainly relating to the refining assets due to the projections of lower expected future cash flows driven by a deteriorated margin environment and the forecast of higher expenses for emission allowances. Finally, net profit benefitted from a tax rate which was in line with the average historical value at consolidated level.

FINANCIAL REVIEW AND OTHER INFORMATION | FINANCIAL REVIEW	21

The following table shows the main scenario indicators reported in the first half of 2021:

	First Half
	2021	2020	% Ch.
Average price of Brent dated crude oil in U.S. dollars (a)	64.86	39.73	63.3
Average EUR/USD exchange rate (b)	1.205	1.102	9.3
Average price of Brent dated crude oil in euro	53.83	36.05	49.3
Standard Eni Refining Margin (SERM) (c)	(0.5)	2.9	(117.2)
Spot Gas price at Italian PSV (d)	231	97	138.2
TTF (d)	229	80	187.3
Spread PSV vs. TTF (d)	2	17	(89.5)

(a) Price per barrel. Source: Platt’s Oilgram.
(b) Source: ECB.
(c) In $/bbl FOB Mediterranean Brent dated crude oil. Source: Eni calculations. Approximates the margin of Eni's refining system in consideration of material balances and refineries' product yields.
(d) €/kcm.

Adjusted results and breakdown of special items

	First Half
(€ million)	2021	2020	Change	% Ch.
Operating profit (loss)	3,857	(3,775)	7,632	..
Exclusion of inventory holding (gains) losses	(815)	1,394
Exclusion of special items	324	3,254
Adjusted operating profit (loss)	3,366	873	2,493	285.6
Breakdown by segment:
Exploration & Production	3,219	230	2,989	..
Global Gas & LNG Portfolio	(6)	363	(369)	..
Refining & Marketing and Chemicals	70	89	(19)	(21.3)
EGL, Power & Renewables	310	276	34	12.3
Corporate and other activities	(257)	(339)	82	24.2
Impact of unrealized intragroup profit elimination and other consolidation adjustments	30	254	(224)
Net profit (loss) attributable to Eni's shareholders	1,103	(7,335)	8,438	..
Exclusion of inventory holding (gains) losses	(581)	991
Exclusion of special items	677	5,689
Adjusted net profit (loss) attributable to Eni's shareholders	1,199	(655)	1,854	..

In the first half of 2021, the Group’s adjusted operating profit of €3,366 million was €2.5 billion higher than the first half of 2020. The result was driven by a robust performance in the E&P segment leveraging on a better pricing environment and lower costs, despite lower hydrocarbon production due to seasonal maintenance activities. The result also benefitted from retroactive contractual revisions. The Chemical business reported an outstanding performance (up by €372 million of adjusted operating profit) driven by a strong macro backdrop, higher products margins and higher production availability, allowing the segment to capture a rebound in demand, in addition to a growing contribution from the green chemical business. Finally, resilient results from the Eni gas e luce & Renewables business benefitting from effective marketing activities, a growing customer base and better margins. The GGP and R&M segments reported weak results reflecting a difficult market environment and tough comparison with the excellent results earned the year-ago periods.

The Group’s adjusted net profit was back at pre-COVID levels with €1,199 million, a noticeable improvement compared to the first half of 2020 loss of €655 million due to an improved operating profit and benefitting from a better consolidated tax rate which was 58% in the first half of 2021. The main driver of this trend was the normalization of the E&P tax rate, which was driven by a better geographical mix of profits on the back of the strengthened scenario, which lowered the relative weight of jurisdictions characterized by higher tax rates, like Libya, Egypt, Algeria and UAE, as well as the fact that the 2020 reporting period was affected by a number of tax dis-optimizations resulting in a particularly high tax rate. Furthermore, an improved profitability outlook of Italian green activities, mainly Eni gas e luce & Renewables, allowed for the recognition of deferred tax assets against the fiscal losses incurred in the reporting period.

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	First Half
(€ million)	2021	2020
Special items of operating profit (loss)	324	3,254
- environmental charges	79	62
- impairment losses (impairment reversals), net	602	2,749
- impairment of exploration projects	22
- net gains on disposal of assets	(88)	(4)
- risk provisions	27	87
- provisions for redundancy incentives	56	38
- commodity derivatives	(269)	112
- exchange rate differences and derivatives	53	(24)
- other	(158)	234
Net finance (income) expense	2	(2)
of which:
- exchange rate differences and derivatives reclassified to operating profit (loss)	(53)	24
Net income (expense) from investments	402	1,341
of which:
- impairment/revaluation of equity investments	402	894
Income taxes	(51)	1,096
Total special items of net profit (loss)	677	5,689

The breakdown of special items recorded in operating profit by segment (a net charge of €324 million) is as follows:

•	E&P: reported net gains of €446 million due to the reversal of previously recognized impairment losses for €376 million, which related to gas fields in Italy and fields in Turkmenistan, Libya, Algeria, Nigeria, Timor Leste and the USA driven by an improved hydrocarbon pricing environment. A gain from the disposal of a non-strategic asset in Nigeria was recorded (€75 million). The main losses are attributable to the write-off of exploration projects due to the complexity in the geopolitical and environmental context;
•	GGP: net charges of €234 million included the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges or to be elected under the own use accounting (€215 million); the reclassification to adjusted operating profit of the positive balance of €56 million related to derivative financial instruments used to manage margin exposure to foreign currency exchange rate movements and exchange translation differences of commercial payables and receivables; and a gain due to the difference between the gas inventories value accounted for under the weighted-average cost method provided by IFRS and management’s own measure of inventories which moves forward at the time of inventory drawdown the margins captured on volumes in inventories above their normal levels leveraging the seasonal spread in gas prices net of the effects of the associated commodity derivatives (€66 million);
•	R&M and Chemicals: net charges of €1,017 million relating to impairment losses takes at the residual net book value of refining assets in Italy and of a joint operation in Europe (for an overall amount of approximately €900 million) due to the projections of lower expected future cash flows driven by a deteriorated margin environment and the forecast of higher expenses for emission allowances. Other charges include the write down (approximately €70 million) of capital expenditures made for compliance and stay-in-business at certain Cash Generating Units with expected negative cash flows. Other special items related to environmental charges (€65 million), as well as the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges (charge of €32 million);
•	EGL, Power & Renewables: net gains of €518 million mainly related to the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges.

Special items recorded at equity-accounted investments mainly included: (i) charges of €397 million relating to impairment losses recorded at certain CGUs at the JV Vår Energi, mainly driven by a delay in the start-up of certain projects and cost overruns; (ii) a gain of €69 million relating to the alignment of raw material and products inventories to their net realizable values at period end at ADNOC R&GT; and (iii) Eni’s interest of extraordinary charges/impairment losses recognized by the Saipem joint venture.

FINANCIAL REVIEW AND OTHER INFORMATION | FINANCIAL REVIEW	23

| Analysis of profit and loss account items

Revenues

	First Half
(€ million)	2021	2020	Change	% Ch.
Exploration & Production	8,921	6,751	2,170	32.1
Global Gas & LNG Portfolio	5,943	3,620	2,323	64.2
Refining & Marketing and Chemicals	17,584	12,148	5,436	44.7
- Refining & Marketing	15,691	10,984	4,707	42.9
- Chemicals	2,720	1,555	1,165	74.9
- Consolidation adjustments	(827)	(391)	(436)
EGL, Power & Renewables	4,742	3,947	795	20.1
- EGL	3,613	3,257	356	10.9
- Power	1,207	902	305	33.8
- Renewables	11	6	5	83.3
- Consolidation adjustments	(89)	(218)	129
Corporate and other activities	812	748	64	8.6
Consolidation adjustments	(7,214)	(5,184)	(2,030)
Sales from operations	30,788	22,030	8,758	39.8
Other income and revenues	651	460	191	41.5
Total revenues	31,439	22,490	8,949	39.8

Total revenues amounted to €31,439 million. Eni’s sales from operations in the first half of 2021 (€30,788 million) increased by 39.8% from the first half of 2020, reflecting the effect of the strong performance in all energy commodities, in particular: the Brent price increased from 40 $/bbl in the first half of 2020 to 65 $/bbl in the first half of 2021; natural gas prices (TTF and PSV) in Europe increased more than doubled; in the chemical sector the polyethylene-ethylene spread, reference indicator, reached the record value to about 800 $/ton as well as the reopening of the economy leading to a rebound in sale volumes mainly in the R&M and Chemicals segment. In particular, the chemical business took advantage from improvements in global demand for plastics thanks to a broadening economic recovery, with many end-markets like consumer durables and the automotive and packaging sector performing well, and higher volume sold thanks to higher plant availability, leveraging on the lower imports from the producer countries (USA and Middle East). The retail gas&power business was supported by gains in the extra-commodity business, marketing initiatives in Italy and a growth in the customer base.

Operating expenses

	First Half
(€ million)	2021	2020	Change
Purchases, services and other	22,117	17,186	4,931
Impairment losses (impairment reversals) of trade and other receivables, net	67	211	(144)
Payroll and related costs	1,493	1,542	(49)
of which: provision for redundancy incentives and other	56	38	18
	23,677	18,939	4,738

Operating expenses in the first half of 2021 (€23,677 million) increased by €4,738 million from the first half of 2020. Purchases, services and other (€22,117 million) increased by €4,931 million, reflecting higher costs for hydrocarbon supplies (gas under long-term supply contracts and refinery and chemical feedstocks). Payroll and related costs (€1,493 million) were barely unchanged from the first half of 2020.

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Finance income (expense)

	First Half
(€ million)	2021	2020	Change
Finance income (expense) related to net borrowings	(404)	(502)	98
- Interest expense on corporate bonds	(234)	(270)	36
- Net income from financial activities held for trading	19	(7)	26
- Interest expense for banks and other financing istitutions	(44)	(52)	8
- Interest expense for lease liabilities	(153)	(183)	30
- Interest from banks	2	7	(5)
- Interest and other income from receivables and securities for non-financing operating activities	6	3	3
Income (expense) on derivative financial instruments	(218)	(76)	(142)
- Derivatives on exchange rate	(235)	(28)	(207)
- Derivatives on interest rate	17	(48)	65
Exchange differences, net	246	20	226
Other finance income (expense)	(129)	(7)	(122)
- Interest and other income from receivables and securities for financing operating activities	27	57	(30)
- Finance expense due to the passage of time (accretion discount)	(75)	(69)	(6)
- Other finance income (expense)	(81)	5	(86)
	(505)	(565)	60
Finance expense capitalized	32	39	(7)
	(473)	(526)	53

Net finance expense (€473 million) reduced by €53 million from the first half of 2020. The main drivers were: (i) lower financial expense on debt (down by €36 million) due to favourable trends in key market benchmarks and gains recognized in fair value evaluation of certain derivative instruments on interest rates (up by €65 million) which did not meet the formal criteria to be designated as hedges under IFRS; (ii) recognition of lower losses on exchange rate (down by €226 million) offset by the negative change of fair-valued currency derivatives (down by €207 million) lacking the formal criteria to be designated as hedges under IFRS 9; (iii) lower interest expense for lease liabilities (down by €30 million) due to currency translation effects. Other finance expense reported an increase of €86 million due to a discounted receivable in the E&P segment.

Net income (expense) from investments

	First Half
(€ million)	2021	2020	Change
Share of gains (losses) from equity-accounted investments	(477)	(1,404)	927
Dividends	66	72	(6)
Other income (expense), net	(16)	(47)	31
Income (expense) from investments	(427)	(1,379)	952

Net income from investments amounted to €427 million and related to:

-	a loss of €477 million recorded at the equity-accounted investments and mainly related to the JV Vår Energi due to impairment losses recorded at certain Cash Generating Units driven by a delay in the start-up of certain projects and cost overruns as well as Eni’s share of losses recorded by the Saipem joint venture; and
-	dividends of €66 million paid by minor investments in certain entities which were designated at fair value through OCI under IFRS 9 except for dividends which are recorded through profit. These entities mainly comprised Nigeria LNG (€36 million) and Saudi European Petrochemical Co. (€14 million).

FINANCIAL REVIEW AND OTHER INFORMATION | FINANCIAL REVIEW	25

SUMMARIZED GROUP BALANCE SHEET 1

(€ million)	Jun. 30, 2021	Dec. 31, 2020	Change
Fixed assets
Property, plant and equipment	53,802	53,943	(141)
Right of use	4,806	4,643	163
Intangible assets	3,398	2,936	462
Inventories - Compulsory stock	1,318	995	323
Equity-accounted investments and other investments	7,372	7,706	(334)
Receivables and securities held for operating purposes	1,046	1,037	9
Net payables related to capital expenditure	(1,453)	(1,361)	(92)
	70,289	69,899	390
Net working capital
Inventories	4,593	3,893	700
Trade receivables	9,446	7,087	2,359
Trade payables	(10,098)	(8,679)	(1,419)
Net tax assets (liabilities)	(3,728)	(2,198)	(1,530)
Provisions	(12,733)	(13,438)	705
Other current assets and liabilities	(670)	(1,328)	658
	(13,190)	(14,663)	1,473
Provisions for employee benefits	(1,226)	(1,201)	(25)
Assets held for sale including related liabilities	30	44	(14)
CAPITAL EMPLOYED, NET	55,903	54,079	1,824
Eni's shareholders equity	40,496	37,415	3,081
Non-controlling interest	84	78	6
Shareholders' equity	40,580	37,493	3,087
Net borrowings before lease liabilities ex IFRS 16	10,040	11,568	(1,528)
Lease liabilities	5,283	5,018	265
- of which Eni working interest	3,635	3,366	269
- of which Joint operators' working interest	1,648	1,652	(4)
Net borrowings post lease liabilities ex IFRS 16	15,323	16,586	(1,263)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	55,903	54,079	1,824
Leverage	0.38	0.44	(0.06)
Gearing	0.27	0.31	(0.03)

As of June 30, 2021, fixed assets of €70,289 million were almost unchanged from December 31, 2020: capital expenditures and acquisitions of the period and the positive impact of exchange rates were offset by DD&A and net impairment charges.

Net working capital (-€13,190 million) increased by €1,473 million y-o-y due to a higher balance between trade payables and trade receivables (approximately up by €0.9 billion) and an increased value of oil and products inventories due to the weighted-average cost method accounting in an environment of rising prices.

Shareholders’ equity (€40,580 million) increased by €3,087 million compared to December 31, 2020, due to the net profit for the period (€1,112 million), the emission in May 2021 of hybrid bonds for €2 billion and the positive foreign currency translation differences (€1,037 million) reflecting the appreciation of the dollar vs. the euro as of June 30, 2021 vs. December 31, 2020, offset by the payment of the balance dividend 2020 to Eni shareholders (€857 million).

1 For a reconciliation to the statutory statement of cash flow see the paragraph “Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to Statutory Schemes”.

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Net borrowings2 as of June 30, 2021 was €15,323 million decreasing by €1,263 million from 2020. When excluding the lease liabilities, net borrowings were re-determined at €10,040 million decreasing by €1,528 million.

Leverage3 – the ratio of the borrowings to total equity - was 0.38 at June 30, 2021. The impact of the lease liability pertaining to joint operators in Eni-led upstream unincorporated joint ventures weighted on leverage for 4 points. Excluding the impact of IFRS 16 altogether, leverage would be 0.25.

2 Details on net borrowings are furnished on page 36.

3 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Non-GAAP measures” of this report.

FINANCIAL REVIEW AND OTHER INFORMATION | FINANCIAL REVIEW	27

SUMMARIZED GROUP CASH FLOW STATEMENT4

	First Half
(€ million)	2021	2020	Change
Net profit (loss)	1,112	(7,332)	8,444
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
- depreciation, depletion and amortization and other non monetary items	4,273	8,305	(4,032)
- net gains on disposal of assets	(88)	(4)	(84)
- dividends, interests, taxes and other changes	2,135	1,966	169
Changes in working capital related to operations	(1,797)	688	(2,485)
Dividends received by investments	354	328	26
Taxes paid	(1,502)	(1,072)	(430)
Interests (paid) received	(394)	(501)	107
Net cash provided by operating activities	4,093	2,378	1,715
Capital expenditure	(2,389)	(2,568)	179
Investments and purchase of consolidated subsidiaries and businesses	(871)	(264)	(607)
Disposal of consolidated subsidiaries, businesses, tangible and intangible assets and investments	237	21	216
Other cash flow related to investing activities and disinvestments	75	(393)	468
Free cash flow	1,145	(826)	1,971
Net cash inflow (outflow) related to financial activities	(1,185)	463	(1,648)
Changes in short and long-term financial debt	(361)	2,907	(3,268)
Repayment of lease liabilities	(445)	(462)	17
Dividends paid and changes in non-controlling interests and reserves	(844)	(1,537)	693
Net issue (repayment) of perpetual hybrid bond	1,975
Effect of changes in consolidation and exchange differences of cash and cash equivalent	22	(12)	34
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	307	533	(226)
Adjusted net cash before changes in working capital at replacement cost	4,757	3,370	1,387

	First Half
(€ million)	2021	2020	Change
Free cash flow	1,145	(826)	1,971
Repayment of lease liabilities	(445)	(462)	17
Net borrowings of acquired companies	(241)	(67)	(174)
Exchange differences on net borrowings and other changes	(62)	40	(102)
Dividends paid and changes in non-controlling interest and reserves	(844)	(1,537)	693
Net issue (repayment) of perpetual hybrid bond	1,975
CHANGE IN NET BORROWINGS BEFORE LEASE LIABILITIES	1,528	(2,852)	4,380
Repayment of lease liabilities	445	462	(17)
Inception of new leases and other changes	(710)	(456)	(254)
Change in lease liabilities	(265)	6	(271)
CHANGE IN NET BORROWINGS AFTER LEASE LIABILITIES	1,263	(2,846)	4,109

Net cash provided by operating activities for the first half of 2021 was €4,093 million, increasing by 72%, due to the better scenario in the upstream segment. This benefitted from a higher amount of trade receivables due in subsequent reporting periods divested to financing institutions compared to the fourth quarter 2020 (about +€0.2 billion).

Cash flow from operations before changes in working capital at replacement cost was €4,757 million. This non-GAAP measure includes net cash provided by operating activities before changes in working capital excluding inventory holding gains or losses and provisions for extraordinary credit losses and other charges, as well as the fair value of commodity derivatives lacking the formal criteria to be designated as hedges and the fair value of forward gas sale contracts with physical delivery which were not accounted in accordance with the own use exemption.

4 For a reconciliation to the statutory statement of cash flow see the paragraph “Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to Statutory Schemes”.

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Net financial borrowings before IFRS-16 decreased by €1.5 billion due to the emission of hybrid bonds for €2 billion, the cash inflows of the operating activity (€1.1 billion), partly offset by the payment of the balance dividend of €0.24 per share for a total amount of approximately €840 million, the payment of lease liabilities for €445 million and the consolidation of debt of acquired subsidiaries (€241 million).

A reconciliation of cash flow from operations before changes in working capital at replacement cost to net cash provided by operating activities for the first half of 2021 and 2020 is provided below:

	First Half
(€ million)	2021	2020
Net cash provided by operating activities	4,093	2,378
Changes in working capital related to operations	1,797	(688)
Exclusion of commodity derivatives	(269)	112
Exclusion of inventory holding (gains) losses	(815)	1,394
Provisions for extraordinary credit losses and other charges	(49)	174
Adjusted net cash before changes in working capital at replacement cost	4,757	3,370

Capital expenditure, investments and business combinations

	First Half
(€ million)	2021	2020	Change	% Ch.
Exploration & Production ⁽ᵃ⁾	1,806	2,018	(212)	(10.5)
- acquisition of proved and unproved properties	60		60	..
- exploration	160	247	(87)	(35.2)
- oil and gas development	1,547	1,740	(193)	(11.1)
- CCUS projects	20		20	..
- other expenditure	19	31	(12)	(38.7)
Global Gas & LNG Portfolio	15	7	8	114.3
Refining & Marketing and Chemicals	335	377	(42)	(11.1)
- Refining & Marketing	234	274	(40)	(14.6)
- Chemicals	101	103	(2)	(1.9)
EGL, Power & Renewables	160	141	19	13.5
- EGL	87	80	7	8.8
- Power	25	22	3	13.6
- Renewables	48	39	9	23.1
Corporate and other activities	94	32	62	193.8
Impact of unrealized intragroup profit elimination	(3)	(7)	4
Capital expenditure ⁽ᵃ⁾	2,407	2,568	(161)	(6.3)
Investments and purchase of consolidated subsidiaries and businesses	871	264	607	229.9
Total capex and investments and purchase of consolidated subsidiaries and businesses	3,278	2,832	446	15.7

(a) Includes reverse factoring operations in the first half of 2021.

Cash outflows for capital expenditure, investments and business combinations were €3.3 billion, including the acquisition of a 20% interest in the Dogger Bank A/B offshore wind project in the North Sea, the 100% share in Aldro Energía in the retail gas business and the Fri-El Biogas Holding engaged in the bio-gas business in Italy. Net of the above-mentioned non-organic items and of utilization of trade advances cashed by Egyptian partners in previous reporting periods in relation to the financing of the Zohr project (€0.57 billion), net capital expenditures amounted to €2.91 billion, about 2% lower than the same period of 2020 (almost unchanged at constant exchange rates). In the first half of 2021 net capex were fully funded by the adjusted cash flow.

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In the first half of 2021, capital expenditure amounted to €2,407 million (€2,568 million in the first half of 2020) and mainly related to:

- oil and gas development activities (€1,547 million) mainly in Indonesia, Egypt, the United States, Mexico, the United Arab Emirates and Angola;

- refining activity in Italy and outside Italy (€198 million) mainly relating to the activities to maintain plants’ integrity and stay-in-business, as well as HSE initiatives; marketing activity (€36 million) for regulation compliance and stay-in-business initiatives in the retail network in Italy and in the rest of Europe;

- initiatives relating to gas and power marketing in the retail business (€87 million).

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| Results by segment 5

Exploration & Production

	First Half
(€ million)	2021	2020	Change	% Ch.
Operating profit (loss)	3,665	(1,678)	5,343	..
Exclusion of special items	(446)	1,908	(2,354)
Adjusted operating profit (loss)	3,219	230	2,989	..
Net finance (expense) income	(193)	(169)	(24)
Net income (expense) from investments	219	43	176
of which: Vår Energi	143	8
Income taxes	(1,473)	(677)	(796)
Adjusted net profit (loss)	1,772	(573)	2,345	..
Results also include:
Exploration expenses:	132	436	(304)	(69.7)
- prospecting, geological and geophysical expenses	102	100	2
- write-off of unsuccessful wells	30	336	(306)

In the first half of 2021, the recovery in the profitability of the Exploration & Production has strengthened, as signaled by an increase of €3 billion in the adjusted operating profit from the first half of 2020 reflecting the significant rebound from the bottom of the demand and economic crisis and supported by the full recovery of the oil scenario with the reference Brent price increasing by 63%. Against this backdrop, Eni’s realized prices of liquids increased by 81%, whereas natural gas realized prices increased by 24%. The positive trend in the pricing environment was partly softened by lower production volumes due to the seasonal maintenance activities. The result was helped by expense optimizations and lower write-offs of exploration expenditures relating unsuccessful wells and benefitted from retroactive contractual revisions.

The segment reported an adjusted net profit of €1,772 million compared to a loss of €573 million in the same period of the previous year, up by €2,345 million, due to a recovery in operating profit and better results of the Vår Energi JV (up by €135 million). The adjusted net profit benefitted from an improved scenario that drove a reduction in the tax rate due to a more favourable geographic mix of profits (in terms of reducing share of taxable income in Countries with a higher tax rate), as well as to the circumstance that the 2020 reporting period was affected by a number of drivers leading to tax dis-optimization.

5 Explanatory notes and tables detail certain other alternative performance indicators in line with guidance provided by ESMA guidelines on Alternative performancemeasures (ESMA/2015/1415), published on October 5, 2015. For a detailed explanation, see section “Alternative performance measures” in the following pages of this interim report.

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Global Gas & LNG Portfolio

	First Half
(€ million)	2021	2020	Change	% Ch.
Operating profit (loss)	(240)	163	(403)	..
Exclusion of special items	234	200	34
Adjusted operating profit (loss)	(6)	363	(369)	..
Net finance (expense) income	(4)		(4)
Net income (expense) from investments	(2)	(13)	11
Income taxes	(11)	(123)	112
Adjusted net profit (loss)	(23)	227	(250)	..

In the first half of 2021, the Global Gas & LNG Portfolio segment reported an adjusted operating loss of €6 million, down from the performance recorded in the same period of 2020 (adjusted operating profit of €363 million) which benefitted from one-off positive effects from portfolio optimizations. Furthermore, the first half of 2021 was negatively affected by narrowing spreads between the PSV vs. the TTF spot gas prices partly offset by economic benefits from gas contracts renegotiation.

The segment reported an adjusted net loss of €23 million compared to the adjusted net profit of €227 million in the first half of 2020.

Refining & Marketing and Chemicals

	First Half
(€ million)	2021	2020	Change	% Ch.
Operating profit (loss)	(115)	(2,302)	2,187	..
Exclusion of inventory holding (gains) losses	(832)	1,370	(2,202)
Exclusion of special items	1,017	1,021	(4)
Adjusted operating profit (loss)	70	89	(19)	(21.3)
- Refining & Marketing	(171)	220	(391)	..
- Chemicals	241	(131)	372	..
Net finance (expense) income	(10)	(7)	(3)
Net income (expense) from investments	(33)	(29)	(4)
of which: ADNOC R&GT	(49)	(32)
Income taxes	(3)	(37)	34
Adjusted net profit (loss)	24	16	8	50.0

In the first half of 2021, the Refining & Marketing and Chemicals segment reported an adjusted operating profit of €70 million, down by 21% from the first half of 2020.

In the first half of 2021, the Refining & Marketing business reported an adjusted operating loss of €171 million compared to an adjusted operating profit of €220 million in the same period of 2020, driven by a depressed refining scenario due to the long-lasting effects of COVID-19 as demonstrated by the slow recovery in air travel and other market dislocations, as well as higher expenses for the purchase of emission allowances. The optimization of the industrial set-up allowed for a partial recovery of the loss driven by scenario. The marketing business benefitted from the reopening of the economy leading to a rebound in sales volumes, partly offset by lower margins.

In the first half of 2021, the Chemical business, managed by Versalis, reported an adjusted operating profit of €241 million, significantly better than the first half of 2020 when an adjusted operating loss of €131 million was incurred. The performance was driven by a broad-based recovery in the demands for commodities in key end-markets like the automotive, the packaging and the consumer staples sectors, which sustained volumes and margins. The green chemicals business also performed well. Furthermore, the segment was able to capture additional sale volumes (volumes increased by 21% in the first half) thanks to higher plant availability, leveraging on the rebound in demand and the lower imports from the producing countries (the USA and the Middle East).

32	FINANCIAL REVIEW AND OTHER INFORMATION | FINANCIAL REVIEW

The Refining & Marketing and Chemicals reported an adjusted net profit of €24 million (adjusted net profit of €16 million in the same period of 2020) due to the worsening performance of the R&M business.

Eni gas e luce, Power & Renewables

	First Half
(€ million)	2021	2020	Change	% Ch.
Operating profit (loss)	828	213	615	..
Exclusion of special items	(518)	63	(581)
Adjusted operating profit (loss)	310	276	34	12.3
- Eni gas e luce & Renewables	247	173	74	42.8
- Power	63	103	(40)	(38.8)
Net finance (expense) income	(1)	(1)
Net income (expense) from investments	3	7	(4)
Income taxes	(89)	(87)	(2)
Adjusted net profit (loss)	223	195	28	14.4

In the first half of 2021, the Eni gas e luce & Renewables business reported an adjusted operating profit of €247 million, up by 43% from the first half of 2020. The performance was supported by gains in the extra-commodity business, also leveraging the integration of the distributed photovoltaic business (Evolvere), marketing initiatives in Italy, a growth in the customer base following organic growth and the acquisition of Aldro Energía in Spain, and lower than expected credit losses, following an improving economic cycle.

The power generation business from gas-fired plants reported an adjusted operating profit of €63 million, down by 39% from the first half of 2020, driven by an unfavourable trading environment and lower one-off effects.

The segment reported an adjusted net profit of €223 million, up by 14%, due to an improved operating performance.

FINANCIAL REVIEW AND OTHER INFORMATION | FINANCIAL REVIEW	33

| Alternative performance measures (Non-GAAP measures)

Management evaluates underlying business performance on the basis of Non-GAAP financial measures, which are not provided by IFRS (“Alternative performance measures”), such as adjusted operating profit, adjusted net profit, which are arrived at by excluding from reported results certain gains and losses, defined special items, which include, among others, asset impairments, including impairments of deferred tax assets, gains on disposals, risk provisions, restructuring charges, the accounting effect of fair-valued derivatives used to hedge exposure to the commodity, exchange rate and interest rate risks, which lack the formal criteria to be accounted as hedges, and analogously evaluation effects of assets and liabilities utilized in a relation of natural hedge of the above mentioned market risks. Furthermore, in determining the business segments’ adjusted results, finance charges on finance debt and interest income are excluded (see below). In determining adjusted results, inventory holding gains or losses are excluded from base business performance, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS, except in those business segments where inventories are utilized as a lever to optimize margins.

Finally, the same special charges/gains are excluded from the Eni’s share of results at JVs and other equity accounted entities, including any profit/loss on inventory holding.

Management is disclosing Non-GAAP measures of performance to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures.

Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the performance of the reporting periods disclosed in this press release:

Adjusted operating and net profit

Adjusted operating and net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates, which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. Exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the derivative market. Finally, special items include the accounting effects of fair-valued commodity derivatives relating to commercial exposures, in addition to those which lack the criteria to be designed as hedges, also those which are not eligible for the own use exemption, including the ineffective portion of cash flow hedges, as well as the accounting effects of commodity and exchange rates derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Correspondently, special charges/gains also include the evaluation effects relating to assets/liabilities utilized in a natural hedge relation to offset a market risk, as in the case of accrued currency differences at finance debt denominated in a currency other than the reporting currency, where the cash outflows for the reimbursement are matched by highly probable cash inflows in the same currency. The deferral of both the unrealized portion of fair-valued commodity and other derivatives and evaluation effects are reversed to future reporting periods when the underlying transaction occurs.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Gearing

Gearing is calculated as the ratio between net borrowings and capital employed net and measures how much of capital employed net is financed recurring to third-party funding.

Adjusted net cash before changes in working capital at replacement cost

Adjusted net cash is defined as net cash provided from operating activities before changes in working capital at replacement cost and excluding certain non-recurring charges.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

34	FINANCIAL REVIEW AND OTHER INFORMATION | FINANCIAL REVIEW

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables and securities not related to operations. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Coverage

Financial discipline ratio, calculated as the ratio between operating profit and net finance charges.

Current ratio

Measures the capability of the company to repay short-term debt, calculated as the ratio between current assets and current liabilities.

Debt coverage

Rating companies use the debt coverage ratio to evaluate debt sustainability. It is calculated as the ratio between net cash provided by operating activities and net borrowings, less cash and cash-equivalents, securities held for non-operating purposes and financing receivables for non-operating purposes.

First Half 2021	(€ million)	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	EGL, Power & Renewables	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)		3,665	(240)	(115)	828	(294)	13	3,857
Exclusion of inventory holding (gains) losses				(832)			17	(815)
Exclusion of special items:
- environmental charges		9		65		5		79
- impairment losses (impairment reversals), net		(376)		970		8		602
- impairment of exploration projects		22						22
- net gains on disposal of assets		(75)		(13)	(1)	1		(88)
- risk provisions		32		(4)		(1)		27
- provision for redundancy incentives		15		18	1	22		56
- commodity derivatives			215	32	(516)			(269)
- exchange rate differences and derivatives		1	56	(2)	(2)			53
- other		(74)	(37)	(49)		2		(158)
Special items of operating profit (loss)		(446)	234	1,017	(518)	37		324
Adjusted operating profit (loss)		3,219	(6)	70	310	(257)	30	3,366
Net finance (expense) income ⁽ᵃ⁾		(193)	(4)	(10)	(1)	(263)		(471)
Net income (expense) from investments ⁽ᵃ⁾		219	(2)	(33)	3	(212)		(25)
Income taxes ⁽ᵃ⁾		(1,473)	(11)	(3)	(89)	(77)	(9)	(1,662)
Tax rate (%)								57.9
Adjusted net profit (loss)		1,772	(23)	24	223	(809)	21	1,208
of which attributable to:
- non-controlling interest								9
- Eni's shareholders								1,199
Reported net profit (loss) attributable to Eni's shareholders								1,103
Exclusion of inventory holding (gains) losses								(581)
Exclusion of special items								677
Adjusted net profit (loss) attributable to Eni's shareholders								1,199

(a) Excluding special items.

FINANCIAL REVIEW AND OTHER INFORMATION | FINANCIAL REVIEW	35

First Half 2020	(€ million)	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	EGL, Power & Renewables	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)		(1,678)	163	(2,302)	213	(401)	230	(3,775)
Exclusion of inventory holding (gains) losses				1,370			24	1,394
Exclusion of special items:
- environmental charges		1		61				62
- impairment losses (impairment reversals), net		1,681		1,056	6	6		2,749
- net gains on disposal of assets		1		(3)		(2)		(4)
- risk provisions		85				2		87
- provision for redundancy incentives		10	1	5	1	21		38
- commodity derivatives			151	(98)	59			112
- exchange rate differences and derivatives			(7)	(14)	(3)			(24)
- other		130	55	14		35		234
Special items of operating profit (loss)		1,908	200	1,021	63	62		3,254
Adjusted operating profit (loss)		230	363	89	276	(339)	254	873
Net finance (expense) income ⁽ᵃ⁾		(169)		(7)	(1)	(351)		(528)
Net income (expense) from investments ⁽ᵃ⁾		43	(13)	(29)	7	(46)		(38)
Income taxes ⁽ᵃ⁾		(677)	(123)	(37)	(87)	30	(65)	(959)
Tax rate (%)								..
Adjusted net profit (loss)		(573)	227	16	195	(706)	189	(652)
of which attributable to:
- non-controlling interest								3
- Eni's shareholders								(655)
Reported net profit (loss) attributable to Eni's shareholders								(7,335)
Exclusion of inventory holding (gains) losses								991
Exclusion of special items								5,689
Adjusted net profit (loss) attributable to Eni's shareholders								(655)

(a) Excluding special items.

36	FINANCIAL REVIEW AND OTHER INFORMATION | FINANCIAL REVIEW

LEVERAGE AND NET BORROWINGS

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(€ million)	June 30, 2021	December 31, 2020	Change
Total finance debt	26,677	26,686	(9)
- Short-term debt	5,587	4,791	796
- Long-term debt	21,090	21,895	(805)
Cash and cash equivalents	(9,713)	(9,413)	(300)
Securities held for trading	(6,407)	(5,502)	(905)
Financing receivables held for non-operating purposes	(517)	(203)	(314)
Net borrowings before lease liabilities ex IFRS 16	10,040	11,568	(1,528)
Lease Liabilities	5,283	5,018	265
- of which Eni working interest	3,635	3,366	269
- of which Joint operators' working interest	1,648	1,652	(4)
Net borrowings post lease liabilities ex IFRS 16	15,323	16,586	(1,263)
Shareholders' equity including non-controlling interest	40,580	37,493	3,087
Leverage before lease liability ex IFRS 16	0.25	0.31	(0.06)
Leverage after lease liability ex IFRS 16	0.38	0.44	(0.06)

FINANCIAL REVIEW AND OTHER INFORMATION | FINANCIAL REVIEW	37

COMPREHENSIVE INCOME

	First Half
(€ million)	2021	2020
Net profit (loss)	1,112	(7,332)
Items that are not reclassified to profit or loss in later periods	18	8
Share of other comprehensive income on equity accounted entities	2
Change in the fair value of interests with effects on other comprehensive income	16	8
Items that may be reclassified to profit or loss in later periods	850	(206)
Currency translation differences	1,037	(164)
Change in the fair value of cash flow hedging derivatives	(221)	(123)
Share of other comprehensive income on equity-accounted entities	(30)	46
Taxation	64	35
Total other items of comprehensive income (loss)	868	(198)
Total comprehensive income (loss)	1,980	(7,530)
attributable to:
- Eni's shareholders	1,971	(7,533)
- Non-controlling interest	9	3

CHANGES IN SHAREHOLDERS’ EQUITY

(€ million)
Shareholders' equity at January 1, 2020		47,900
Total comprehensive income (loss)	(7,530)
Dividends paid to Eni's shareholders	(1,536)
Dividends distributed by consolidated subsidiaries	(3)
Other changes	8
Total changes		(9,061)
Shareholders' equity at June 30, 2020		38,839
attributable to:
- Eni's shareholders		38,767
- Non-controlling interest		72

Shareholders' equity at January 1, 2021		37,493
Total comprehensive income (loss)	1,980
Dividends paid to Eni's shareholders	(857)
Dividends distributed by consolidated subsidiaries	(5)
Issue of perpetual subordinated bonds	2,000
Payments on perpetual subordinated bonds	(10)
Cost for the issue of perpetual subordinated bonds	(15)
Other changes	(6)
Total changes		3,087
Shareholders' equity at June 30, 2021		40,580
attributable to:
- Eni's shareholders		40,496
- Non-controlling interest		84

38	FINANCIAL REVIEW AND OTHER INFORMATION | FINANCIAL REVIEW

|Reconciliation of Summarized Group Balance Sheet and Summarized Group Cash Flow Statement to Statutory Schemes

Summarized Group Balance Sheet

Items of Summarized Group Balance Sheet

		June 30, 2021		December 31, 2020
(where not expressly indicated, the item derives directly from the statutory scheme)	Notes to the Consolidated Financial Statement	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme

(€ million)
Fixed assets
Property, plant and equipment			53,802		53,943
Right of use			4,806		4,643
Intangible assets			3,398		2,936
Inventories - Compulsory stock			1,318		995
Equity-accounted investments and other investments			7,372		7,706
Receivables and securities held for operating activities	(see note 14)		1,046		1,037
Net payables related to capital expenditure, made up of:			(1,453)		(1,361)
- receivables related to disposals	(see note 6)	32		21
- receivables related to disposals non-current	(see note 8)	11		11
- liabilities related to capital expenditure	(see note 8)	(15)
- payables for purchase of non-current assets	(see note 15)	(1,481)		(1,393)
Total fixed assets			70,289		69,899
Net working capital
Inventories			4,593		3,893
Trade receivables	(see note 6)		9,446		7,087
Trade payables	(see note 15)		(10,098)		(8,679)
Net tax assets (liabilities), made up of:			(3,728)		(2,198)
- current income tax payables		(442)		(243)
- non-current income tax payables		(342)		(360)
- other current tax liabilities	(see note 8)	(2,272)		(1,124)
- deferred tax liabilities		(5,947)		(5,524)
- other non-current tax liabilities	(see note 8)	(26)		(26)
- current income tax receivables		160		184
- non-current income tax receivables		153		153
- other current tax assets	(see note 8)	392		450
- deferred tax assets		4,409		4,109
- other non-current tax assets	(see note 8)	180		181
- receivables for Italian consolidated accounts	(see note 6)	8		3
- payables for Italian consolidated accounts	(see note 15)	(1)		(1)
Provisions			(12,733)		(13,438)
Other current assets and liabilities, made up of:			(670)		(1,328)
- short-term financial receivables for operating purposes	(see note 14)	24		22
- receivables vs. partners for exploration and production activities and other	(see note 6)	4,094		3,815
- other current assets	(see note 8)	7,080		2,236
- other receivables and other assets non-current	(see note 8)	892		1,061
- advances, other payables, payables vs. partners for exploration and production activities and other	(see note 15)	(2,722)		(2,863)
- other current liabilities	(see note 8)	(7,668)		(3,748)
- other payables and other liabilities non-current	(see note 8)	(2,370)		(1,851)
Total net working capital			(13,190)		(14,663)
Provisions for employee benefits			(1,226)		(1,201)
Assets held for sale including related liabilities			30		44
made up of:
- assets held for sale		136		44
- liabilities directly associated with held for sale		(106)
CAPITAL EMPLOYED, NET			55,903		54,079
Shareholders' equity including non-controlling interest			40,580		37,493
Net borrowings
Total debt, made up of:			26,677		26,686
- long-term debt		21,090		21,895
- current portion of long-term debt		2,426		1,909
- short-term debt		3,161		2,882
less:
Cash and cash equivalents			(9,713)		(9,413)
Securities held for trading			(6,407)		(5,502)
Financing receivables for non-operating purposes	(see note 14)		(517)		(203)
Net borrowings before lease liabilities ex IFRS 16			10,040		11,568
Lease liabilities, made up of:			5,283		5,018
- long-term lease liabilities		4,312		4,169
- current portion of long-term lease liabilities		971		849
Total net borrowings post lease libilities ex IFRS 16 ⁽ᵃ⁾			15,323		16,586
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			55,903		54,079

(a) For details on net borrowings see also note 17 to the condensed consolidated interim financial statements.

FINANCIAL REVIEW AND OTHER INFORMATION | FINANCIAL REVIEW	39

Summarized Group Cash Flow Statement

Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme	First Half 2021		First Half 2020
	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme

(€ million)
Net profit (loss)		1,112		(7,332)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization and other non monetary items		4,273		8,305
- depreciation, depletion and amortization	3,322		3,857
- impairment losses (impairment reversals) of tangible, intangible and right of use, net	602		2,749
- write-off of tangible and intangible assets	29		347
- share of profit (loss) of equity-accounted investments	477		1,404
- other changes	(176)		(78)
- net change in the provisions for employee benefits	19		26
Gains on disposal of assets, net		(88)		(4)
Dividends, interests, income taxes and other changes		2,135		1,966
- dividend income	(66)		(72)
- interest income	(38)		(72)
- interest expense	394		458
- income taxes	1,845		1,652
Cash flow from changes in working capital		(1,797)		688
- inventories	(890)		1,061
- trade receivables	(1,916)		2,016
- trade payables	1,016		(2,605)
- provisions for contingencies	(242)		(399)
- other assets and liabilities	235		615
Dividends received		354		328
Income taxes paid, net of tax receivables received		(1,502)		(1,072)
Interests (paid) received		(394)		(501)
- interest received	15		33
- interest paid	(409)		(534)
Net cash provided by operating activities		4,093		2,378
Investing activities		(2,389)		(2,568)
- tangible assets	(2,276)		(2,469)
- prepaid right of use	(2)
- intangible assets	(111)		(99)
Investments and purchase of consolidated subsidiaries and businesses		(871)		(264)
- investments	(540)		(155)
- consolidated subsidiaries and businesses net of cash and cash equivalent acquired	(331)		(109)
Disposals		237		21
- tangible assets	176		15
- intangible assets	1
- Consolidated subsidiaries and businesses net of cash and cash equivalent disposed of	76
- tax disposals	(35)
- investments	19		6
Other cash flow related to capital expenditure, investments and disposals		75		(393)
- investment of securities and financing receivables held for operating purposes	(69)		(100)
- change in payables in relation to investing activities	75		(370)
- disposal of securities and financing receivables held for operating purposes	79		77
- change in receivables in relation to disposals	(10)
Free cash flow		1,145		(826)

40	FINANCIAL REVIEW AND OTHER INFORMATION | FINANCIAL REVIEW

continued Summarized Group Cash Flow Statement

Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme	First Half 2021		First Half 2020
(€ million)	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme
Free cash flow		1,145		(826)
Borrowings (repayment) of debt related to financing activities		(1,185)		463
- net change of securities and financing receivables held for non-operating purposes	(1,185)		463
Changes in short and long-term finance debt		(361)		2,907
- increase in long-term debt	1,333		4,292
- repayments of long-term debt	(1,912)		(2,116)
- increase (decrease) in short-term debt	218		731
Repayment of lease liabilities		(445)		(462)
Dividends paid and changes in non-controlling interest and reserves		(844)		(1,537)
- dividends paid to Eni's shareholders	(839)		(1,534)
- dividends paid to non-controlling interest	(5)		(3)
Net issue (repayment) of perpetual hybrid bond		1,975
- issue of perpetual subordinated bonds	1,985
- payments on perpetual subordinated bonds	(10)
Effect of changes in consolidation, exchange differences and cash and cash equivalent		22		(12)
- effect of exchange rate changes on cash and cash equivalents and other changes	22		(12)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT		307		533

FINANCIAL REVIEW AND OTHER INFORMATION | RISK FACTORS AND UNCERTAINTIES	41

Risk factors and uncertainties

Strategic risks and risks related to the business activities and industries of Eni and its consolidated subsidiaries (together, the “Group”)

The Company’s performance is affected by volatile prices of crude oil and produced natural gas and by fluctuating margins on the marketing of natural gas and on the integrated production and marketing of refined products and chemical products

The price of crude oil is the single, largest variable that affects the Company’s operating performance and cash flow. The price of crude oil has a history of volatility because, like other commodities, it is cyclical and is influenced by several macro-factors that are beyond management’s control. Crude oil prices are mainly driven by the balance between global oil supplies and demand and hence the global levels of inventories and spare capacity. In the short-term, worldwide demand for crude oil is highly correlated to the macroeconomic cycle. A downturn in economic activity normally triggers lower global demand for crude oil and possibly a supply build-up. Whenever global supplies of crude oil outstrip demand, crude oil prices weaken. Factors that can influence the global economic activity in the short-term and demand for crude oil include several, unpredictable events, like trends in the economic growth in China, India, the United States and other large oil-consuming countries, financial crisis, geo-political crisis, local conflicts and wars, social instability, pandemic diseases, the flows of international commerce, trade disputes and governments’ fiscal policies, among others. All these events could influence demands for crude oil. In the long-term, factors which can influence demands for crude oil include on the positive side demographic growth, improving living standards and GDP expansion. Negative factors that may affect demand in the long-term comprise availability of alternative sources of energy (e.g., nuclear and renewables), technological advances affecting energy efficiency, measures which have been adopted or planned by governments all around the world to tackle climate change and to curb carbon-dioxide emissions (CO2 emissions), including stricter regulations and control on production and consumption of crude oil, or a shift in consumer preferences. The civil society and several governments all over the world, with the EU leading the way, have announced plans to transition towards a low-carbon model through various means and strategies, particularly by supporting development of renewable energies and the replacement of internal combustion vehicles with electric vehicles, including the possible adoption of tougher regulations on the use of hydrocarbons such as the taxation of CO2 emissions as a mitigation action of the climate change risk. The push to reduce worldwide greenhouse gas emissions and an ongoing energy transition towards a low carbon economy, which are widely considered to be irreversible trends, will represent in our view major trends in shaping global demand for crude oil over the long-term and may lead to structural lower crude oil demands and consumption. We also believe that the dramatic events of 2020 in relation to the spread of the COVID-19 pandemic could have possibly accelerated those trends. See the section dedicated to the discussion of climate-related risks below. Global production of crude oil is controlled to a large degree by the OPEC cartel, which has recently extended to include other important oil producers like Russia and Kazakhstan to form the so-called alliance OPEC+. Saudi Arabia plays a crucial role within the cartel, because it is estimated to hold huge amounts of reserves and a vast majority of worldwide spare production capacity. This explains why geopolitical developments in the Middle East and particularly in the Gulf area, like regional conflicts, acts of war, strikes, attacks, sabotages and social and political tensions can have a big influence on crude oil prices. Also, sanctions imposed by the United States and the EU against certain producing countries may influence trends in crude oil prices.

To a lesser extent, factors like adverse weather conditions such as, hurricanes in sensitive areas like the Gulf of Mexico, and operational issues at key petroleum infrastructure can influence crude oil prices.

The recovery of crude oil prices that commenced in the final months of 2020 strengthened throughout the first half of 2021 due to a favorable combination of market and macro developments, most notably: a break-through in the development and approval of effective vaccines against COVID-19 and the subsequent effectiveness of the vaccination campaign, an acceleration in the pace of economic activity in Asia, the outcome of the presidential election in the United States, the continuing production management implemented by the OPEC+ alliance and finally the progressive reopening of the economies of the USA and of countries in Northern-Western Europe. Against the backdrop of a more constructive macro environment and better energy fundamentals, crude oil prices recovered strongly in the first half of 2021 with the Brent crude oil benchmark up by 60% to 65 $/bbl on average.

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Notwithstanding the Brent price rebound in 2021, in its 2021 interim consolidated financial report, Eni’s management confirmed its long-term forecast for hydrocarbon prices, which are the main driver of capital allocations decisions and of the recoverability assessment of the book values of our non-current assets. The revised scenario adopted by Eni foresees a long-term price of the marker Brent of 60 $/bbl in 2023 real terms.

Gas prices, also negatively affected in 2020 by the economic crisis due to COVID-19 pandemic, recorded an even more significant recovery than oil, due to the absorption of the excess supply of LNG due to the financial discipline of the US shale producers which reduced associated gas production to be exported. In addition, global gas demand recorded a significant increase in 2021 also in relation to a particularly cold winter season in the South-East Asia and subsequently due to the resumption of industrial activity. The spot prices of natural gas recorded in the main markets of continental Europe more than doubled: PSV Italia average of 231 €/thousand cubic meters (up by 138% when comparing the first half of 2021 vs. the first half of 2020), even more accentuated the TTF which directly benefited from decreasing LNG import flows with an average price of €229/thousand cubic meters (up by 187%) in the first half of 2021.

Lower hydrocarbon prices from one year to another negatively affect the Group’s consolidated results of operations and cash flow. This is because lower prices translate into lower revenues recognized in the Company’s Exploration & Production segment at the time of the price change, whereas expenses in this segment are either fixed or less sensitive to changes in crude oil prices than revenues. In the first half of 2021, the Group’s operating performance on an adjusted basis (excluding non-recurring items and special items) reported an increase of €2.5 billion compared to the same period of the previous year, an almost four-fold increase, benefitting from the recovery in hydrocarbons prices. The Group cash flow from operating activities grew by €1.7 billion or 72%.

Eni estimates that approximately 50% of its current production is exposed to fluctuations in hydrocarbons prices. Exposure to this strategic risk is not subject to economic hedging, except for some specific market conditions or transactions. The remaining portion of Eni’s current production is largely unaffected by crude oil price movements considering that the Company’s property portfolio is characterized by a sizeable presence of production sharing contracts, whereby the Company is entitled to a portion of a field’s reserves, the sale of which is intended to cover expenditures incurred by the Company to develop and operate the field. The higher the reference prices for Brent crude oil used to estimate Eni’s proved reserves, the lower the number of barrels necessary to recover the same amount of expenditure and hence production, and vice versa. In the first half 2021, we estimated 300 boe/d of lower entitlements for each one-dollar increase in the price of the Brent crude oil (for a total lower volume of 6 kboe/d).

The oil and gas industry is capital intensive. Eni makes and expects to continue to make substantial capital expenditures in its business for the exploration, development and production of oil and natural gas reserves. Over the next four years, the Company plans to invest in the oil&gas business approximately an average of €4.5 billion per year (approximately €6 billion, before the COVID-19 pandemic). Historically, Eni’s capital expenditures have been financed with cash generated from operations, proceeds from asset disposals, borrowings under its credit facilities and proceeds from the issuance of debt and bonds. The actual amount and timing of future capital expenditures may differ materially from Eni’s estimates as a result of, among other things, changes in commodity prices, available cash flows, lack of access to capital, actual drilling results, the availability of drilling rigs and other services and equipment, the availability of transportation capacity, and regulatory, technological and competitive developments. Eni’s cash flows from operations and access to capital markets are subject to a number of variables, including but not limited to:

•	the amount of Eni’s proved reserves;

•	the volume of crude oil and natural gas Eni is able to produce and sell from existing wells;

•	the prices at which crude oil and natural gas are sold;

•	Eni’s ability to acquire, find and produce new reserves; and

•	the ability and willingness of Eni’s lenders to extend credit or of participants in the capital markets to invest in Eni’s bonds.

If revenues or Eni’s ability to borrow decrease significantly due to factors such as a prolonged decline in crude oil and natural gas prices, Eni might have limited ability to obtain the capital necessary to sustain its planned capital expenditures. If cash generated by operations, cash from asset disposals, or cash available under Eni’s liquidity reserves or its credit facilities is not sufficient to meet capital requirements, the failure to obtain additional financing could result in a curtailment of operations relating to development of Eni’s reserves, which in turn could adversely affect its business, financial condition, results of operations, and cash flows and its ability to achieve its growth plans. These factors could also negatively affect shareholders’ returns, including the amount of cash available for dividend distribution and share repurchases, as well as the share price. In addition, funding Eni’s capital expenditures with additional debt will increase its leverage and the issuance of additional debt will require a portion of Eni’s cash flows from operations to be used for the payment of interest and principal on its debt, thereby reducing its ability to use cash flows to fund capital expenditures and dividends.

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In case the Company’s exploration efforts are unsuccessful at replacing produced oil and natural gas, its reserves will decline. In addition to being a function of production, revisions and new discoveries, the Company’s reserve replacement is also affected by the entitlement mechanism in its production sharing agreements (“PSAs”), whereby the Company is entitled to a portion of a field’s reserves, the sale of which is intended to cover expenditures incurred by the Company to develop and operate the field. The higher the reference prices for Brent crude oil used to estimate Eni’s proved reserves, the lower the number of barrels necessary to recover the same amount of expenditure, and vice versa. Although Eni has not currently experienced any difficulties in accessing bank credits, obtaining new loans is exposed to the risk of growing distrust by banks and other financial institutions to provide funds to support new oil & gas projects in relation to the energy transition. This could lead to an increase of new issues’ cost or the need to revise development programs. For these reasons, Eni management has retained financial discipline and strict selective criteria in assessing capital projects to increase the resilience of oil & gas asset portfolio to the volatility of oil prices, reducing the Brent price floor at which Eni's oil & gas business is able to self-finance its expenditures. The capex plan for exploration and development of hydrocarbon reserves has a significant "uncommitted" share, allowing the company to maintain adequate financial flexibility in case of sudden changes in the trading environment.

All these risks may adversely and materially impact the Group’s results of operations, cash flow, liquidity, business prospects, financial condition, and shareholder returns, including dividends, the amount of funds available for stock repurchases and the price of Eni’s share.

Eni’s Refining & Marketing and Chemical business are in highly-cyclical sectors. Their results are impacted by trends in the supply and demand of oil products and plastic commodities, which are influenced by the macro-economic scenario and by products margins. Generally speaking, margins for refined and chemical products depend upon the speed at which products’ prices adjust to reflect movements in oil prices.

Our Refining business has been negatively affected for years by structural headwinds due to muted trends in the European demand for fuels, refining overcapacity and continued competitive pressure from players in the Middle East, the United States and Far East Asia. Those competitors can leverage on larger plant scale and cost economies, availability of cheaper feedstock and lower energy expenses. This unfavorable competitive environment has been exacerbated by the effects of the 2020 economic crisis due to the COVID-19 pandemic, the consequent lockdown of entire economies and travel restrictions, which drove a collapse in the consumption of motor gasoline, jet fuels and other refined products. The macroeconomic recovery in the first half of 2021 removed only partially those headwinds as travel restrictions in the civil airline sector continued to negatively affect demands for jet fuels driving downward the refining margins.

Furthermore, the profitability of our business was also negatively affected by the appreciation of sour crude oils towards medium/light qualities such as the Brent, due to market dislocations and the effects of the production cuts implemented by the OPEC+, which reduced availability of sour crudes in the marketplace. This latter trend negatively affected the profitability of conversion plants, which are normally supported by the fact that heavy and sour crudes trade at a discount vs. the light qualities as the Brent. Due to these market trends, in the first half 2021 the Company’s own internal performance measure to gauge the profitability of its refineries, the SERM (see glossary), fell to historic lows, plunging into negative territory at minus 0.5 $/bbl on average compared to 2.9 $/bbl in the comparative period.

Furthermore, costs associated with emission quotas, incurred to meet the compliance requirements (e.g. Emission Trading Scheme) determined on the basis of market prices, recognized in relation to the amounts of the carbon dioxide emissions that exceed free allowances, negatively affected operating expenses. In the first half of 2021, cost of emission allowances doubled compared to the first half of 2020 (on average around 44 €/tonnes) reflecting both the recovery in industrial activity and the expectations of increasingly stringent EU allocation policies in relation to the climate objectives set in the European Green Deal.

On the basis of these developments in the trading environment, management revised downwardly the projections of refining margins in the short to medium term, while forecast of CO2 charges have been revised upwards with a consequent negative revision of expected future cash flows associated with refinery activity recognizing assets impairment losses of approximately €0.9 billion. These, added to approximately €1.8 billion of impairment losses recorded in the previous two years, substantially zeroed the book value of Eni’s European refineries.

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Eni’s Chemical business is characterized by market trends similar to those of the refining business. We have been facing for years strong competition from well-established international players and state-owned petrochemical companies, particularly in the most commoditized market segments such as the production of basic petrochemical products (like ethylene and polyethylene), where demand is a function of macroeconomic growth. Many of these competitors based in the Far East and the Middle East have been able to benefit from cost economies due to larger plant scale, wide geographic moat, availability of cheap feedstock and proximity to end-markets. Excess worldwide capacity of petrochemical commodities has also fueled competition in this business. Furthermore, petrochemical producers based in the United States have regained market share, as their cost structure has become competitive due to the availability of cheap feedstock deriving from the production of domestic shale gas from which ethane is derived, which is a cheaper raw material for the production of ethylene than the oil-based feedstock utilized by Eni’s petrochemical subsidiaries. Finally, rising public concern about climate change and the preservation of the environment has begun to negatively affect the consumption of single-use plastics. In 2020, these competitive dynamics were greatly amplified by the economic crisis triggered by the lockdown measures in response to the COVID-19 pandemic, which negatively affected plant utilization rates and sales volumes, particularly in those segments more exposed to the recession of their customer segments, like in the case of sales volumes of elastomers to the automotive industry. In the first half of 2021 Eni’s chemical business benefitted from improved petrochemical product margins mainly driven by a macroeconomic recovery, which mitigated the competitive pressure, and contingent factors due to temporary supply shortages. In the second half of 2021, is expected a rebalancing of the supply-demand in the reference industry, entailing a downward trend on products prices; however, margins are foreseen to remain at a higher level than those recorded in the second half of 2020.

Eni’s management is implementing a strategic path to re-position these two businesses to reduce the weight of the commodity segments with weak fundamentals in its portfolio and exposed to the volatility of hydrocarbon margins, while increasing biofuels and chemical business from renewable and recycled source, as well as increasing high added value polymers, characterized by greater stability and interesting growth prospects.

Risks related to political considerations

As of December 31, 2020, approximately 83% of Eni’s proved hydrocarbon reserves were located in non-OECD countries, mainly in Africa and central-south East Asia, where the socio-political framework, the financial system and the macroeconomic outlook are less stable than in the OECD countries. In those non-OECD countries, Eni is exposed to a wide range of political risks and uncertainties, which may impair Eni’s ability to continue operating economically on a temporary or permanent basis, and Eni’s ability to access oil and gas reserves. Particularly, Eni faces risks in connection with the following potential issues and risks:

•   socio-political instability leading to internal conflicts, revolutions, establishment of non-democratic regimes, protests, attacks, strikes and other forms of civil disorder and unrest, such as strikes, riots, sabotage, acts of violence and similar events. These risks could result in disruptions to economic activity, loss of output, plant closures and shutdowns, project delays, loss of assets and threats to the security of personnel. They may disrupt financial and commercial markets, including the supply of and pricing for oil and natural gas, and generate greater political and economic instability in some of the geographical areas in which Eni operates. Additionally, any possible reprisals because of military or other action, such as acts of terrorism in Europe, the United States or elsewhere, could have a material adverse effect on the world economy and hence on the global demand for hydrocarbons;

•     lack of well-established and reliable legal systems and uncertainties surrounding the enforcement of contractual rights;

•     unfavourable enforcement of laws, regulations and contractual arrangements leading, for example, to expropriation, nationalisation or forced divestiture of assets and unilateral cancellation or modification of contractual terms;

•     sovereign default or financial instability due to the fact that those countries rely heavily on petroleum revenues to sustain public finance and petroleum revenues have dramatically contracted in 2020 due plunging hydrocarbons prices as a consequence of the global economic crisis caused by the COVID-19 pandemic. Financial difficulties at country level often translate into failure by state-owned companies and agencies to fulfil their financial obligations towards Eni relating to funding capital commitments in projects operated by Eni or to timely paying for supplies of equity oil and gas volumes;

•     restrictions on exploration, production, imports and exports;

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•       tax or royalty increases (including retroactive claims);

•       difficulties in finding qualified international or local suppliers in critical operating environments; and

•       complex processes of granting authorisations or licences affecting time-to-market of certain development projects.

The financial outlook of several, non-OECD countries where Eni is operating was significantly affected by the material contraction recorded in hydrocarbons revenues following the COVID-19 pandemic, which also increased the counterparty risk of a few state-owned or privately-held local companies that are Eni’s partners in certain projects to develop oil&gas reserves.

Areas where Eni operates and where the Company is particularly exposed to political risk include, but are not limited to Libya, Venezuela and Nigeria.

Eni’s operations in Libya are currently exposed to significant geopolitical risks. The social and political instability of the Country dates back to the revolution of 2011 that brought a change of regime and a civil war, triggering an uninterrupted period of lack of well-established institutions and recurrent episodes of internal conflict, clashes, disorders and other forms of civil turmoil. In the year of the revolution, Eni’s operations in Libya were materially affected by a full-scale war, which forced the Company to shut down its development and extractive activities for almost all of 2011, with a significant negative impact on the Group’s results of operation and cash flow. In subsequent years Eni has experienced frequent disruptions to its operations, albeit on a smaller scale than in 2011, due to security threats to its installations and personnel. The situation begun to improve in September 2020, thanks to a temporary agreement between the conflicting factions which enabled a full resumption of operations at all Libyan oilfields, revoking force majeure declared at the start of 2020. In the first half 2021, Eni’s production in Libya amounted to 167 kboe/d, increasing from the first half 2020 and was in line with management’s plans. Despite this, management believes that Libya’s geopolitical situation will continue to represent a source of risk and uncertainty to Eni’s operations in the country and to the Group’s results of operations and cash flow. Currently, Libyan production represents approximately 10% of the Group’s total production; this percentage is forecasted to decrease in the medium term in line with the expected implementation of the Group’s strategy intended to diversify the Group’s geographical presence to better balance the geopolitical risk of the portfolio by expanding the Group’s presence in the United Arabian Emirates and Norway.

Venezuela is currently experiencing a situation of financial stress, which has been exacerbated by the economic recession caused by the effects of the COVID-19 pandemic. Lack of financial resources to support the development of the country’s hydrocarbons reserves has negatively affected the country’s production levels and hence fiscal revenues. The situation has been made worse by certain international sanctions targeting the country’s financial system and its ability to export crude oil to U.S. markets, which is the main outlet of Venezuelan production.

Presently, the Company retains only one valuable asset in Venezuela: the 50%-participated Cardón IV joint venture, which is operating a natural gas offshore project and is supplying its production to the national oil company, PDVSA, under a long-term supply agreement. We also hold an equity interest in other two oil projects: the PetroJunin oilfield and the Corocoro field, with respect to which in past years we have registered significant impairment losses and reserves de-bookings, with currently little value left to recover. The main risk to Eni’s ability to recover its investment is the continued difficulty on the part of PDVSA to pay the receivables for the gas supplies of Cardón IV, resulting in a significant amount of overdue receivables. The joint-venture is systematically booking a loss provision on the revenues accrued. As at June 30, 2021, Eni’s invested capital in Venezuela was approximately $1 billion. Due to a tightening of the international sanction regime, during the course of the first half 2021 Eni was unable to obtain any in-king reimbursement of its outstanding trade receivable towards PDVSA, including any amounts billed by the venture during the period for the gas volumes supplied.

We have significant credit exposure in Nigeria to state-owned and privately-held local companies, where the overall financial and economic outlook of the country has been made worse by the contraction of petroleum revenues due to the crisis of the oil sector in 2020 caused by the COVID-19 pandemic. Our credit exposure relates to the funding of the share of capital expenditures pertaining to Nigerian joint operators at Eni-operated oil projects. We have incurred in the past and it is possible to continue incurring in the future significant credit losses because of the ongoing difficulties of our Nigerian counterparts to reimburse amounts past due.

Furthermore, we have requested the conversion of our asset “Oil Prospecting License 245” that expired in May 2021 to an oil mining license in compliance with contractual terms and conditions. However, the relevant Nigerian authorities are holding back the approval. We have started an arbitration before an ICSID court to preserve the value of our asset. For more information please refer to note 9 to the consolidated financial statements of this interim report.

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Climate-related risks

The civil society and the national governments adhering to the 2015 COP 21 Paris Agreement are stepping up efforts to reduce the risks of climate change and to support an ongoing transition to a low-carbon economy, which will likely lead to the adoption of national and international laws and regulations intended to curb carbon emissions, as well as to the implementation of fiscal measures which could possibly drive technological breakthrough in the use of hydrogen, exponential growth in the development of renewables energies and fast-growing adoption of electric vehicles, thus reducing the world’s economy reliance on fossil fuels. These trends could materially affect demand for hydrocarbons in the long-term, while we expect increased compliance costs for the Company in the short-term. Eni is also exposed to risks of unpredictable extreme meteorological events linked to climate change. All these developments may adversely and materially affect the Group’s profitability, businesses outlook and reputation

The civil society and the national governments adhering to the 2015 COP 21 Paris Agreement, with the EU playing a leading role, are advancing plans and initiatives intended to transition the economy towards a low-carbon model in the long run, as the scientific community has been sounding alarms over the potential, catastrophic consequences for human life on the planet in connection with risks of climate change, based on the scientific relationship between global warming and increasing GHG concentration in the atmosphere, mainly as a result of burning fossil fuels. This push, as well as increasingly stricter regulations in this area, could adversely and materially affect the Group’s business.

Those risks may emerge in the short and medium-term, as well as over the long term.

Eni expects that the achievement of the Paris Agreement goal of limiting the rise in temperature to well below 2° C above pre-industrial levels, or the more stringent goal advocated by the Intergovernmental Panel on Climate Change (IPCC) of limiting global warming to 1.5° C, will strengthen the global response to the issue of climate change and spur governments to introduce measures and policies targeting the reduction of GHG emissions, which are expected to bring about a gradual reduction in the use of fossil fuels over the medium to long-term, notably through the diversification of the energy mix, likely reducing local demand for fossil fuels and negatively affecting global demand for oil and natural gas.

Recently, governmental institutions have responded to the issue of climate change on two fronts: on the one side, governments can both impose taxes on GHG emissions and incentivize a progressive shift in the energy mix away from fossil fuels, for example, by subsidizing the power generation from renewable sources; on the other side they can promote worldwide agreements to reduce the consumption of hydrocarbons. This trend has been progressively gaining traction with an increasing number of governments adopting national agendas and strategies intended to reach the goals of the Paris Agreement and formally pledging to obtain net-zero emissions by 2050, like the EU’s Green Deal, which may lead to the enactment of various measure to constrain, limit or prohibit altogether the use of fossil fuels. This trend could increase both in breadth and severity if more governments follow suit.

The dramatic fallout of the COVID-19 pandemic on economic activity and people’s lifestyle could possibly result in a breakthrough in the evolution towards a low-carbon model of development. The unprecedented contraction in economic activity caused by the lockdown measures adopted throughout the world to contain the spread of the virus, which resulted in the suppression of demand for hydrocarbons, could have an enduring impact on the future role of hydrocarbons in satisfying global energy needs. This is because many governments and the EU have deployed massive amounts of resources to help rebuild entire economies and industrial sectors hit by the pandemic-induced crisis and a large part of this economic stimulus has been or is planned to be directed to help transitioning the economy and the energy mix towards a low-carbon model, as in the case of the EU’s recovery fund, which provides for huge investments in the sector of renewable energies and the green economy, including large-scale adoption of hydrogen as a new energy source. At the same time, the auto industry is ramping up production of electric vehicles (EVs) and boosting the EVs line-up, while large amounts of risk capital and financing is propelling the growth of an entire new industry of pure-EV players. The growing role of EVs in transportation is leveraging on state subsidies to incentivize the purchase of EVs and growing interest among consumers towards EVs. Other potentially disruptive technologies designated to produce energy without fossil fuels and to replace the combustion engine in the transport sector are emerging, driven by the development of hydrogen-based innovations. These trends could disrupt demand for hydrocarbons in the not so distant future, with many forecasters, both within the industry, or state agencies and independent observers predicting peak oil demand sometimes in the next ten years or earlier; some operators still consider 2019 as the peak year for oil demand. A large portion of Eni’s business depends on the global demand for oil and natural gas. If existing or future laws, regulations, treaties, or international agreements related to GHG and climate change, including state incentives to conserve energy or use alternative energy sources, technological breakthrough in the field of renewable energies or mass-adoption of electric vehicles trigger a structural decline in worldwide demand for oil and natural gas, our results of operations and business prospects may be materially and adversely affected.

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We expect our operating and compliance expenses to increase in the short-term due to the likely growing adoption of carbon tax mechanisms. Some governments have already introduced carbon pricing schemes, which can be an effective measure to reduce GHG emissions at the lowest overall cost to society. Today, about half of the direct GHG emissions coming from Eni’s operated assets are included in national or supranational Carbon Pricing Mechanisms, such as the European Emission Trading Scheme (ETS), as a result of which the Company incurs operating expenses. For example, under the European ETS, Eni is obligated to purchase, on the open markets, emission allowances in case its GHG emissions exceed a pre-set amount of free emission allowances. In 2020 to comply with this carbon emissions scheme, Eni purchased on the open market allowances corresponding to 10.5 million tonnes of CO2 emissions. Due to the likelihood of new regulations in this area and expectations of a reduction in free allowances under the European ETS and of the adoption of similar schemes by a rising number of governments, Eni is aware of the risk that a growing share of the Group’s GHG emissions could be subject to carbon-pricing and other forms of climate regulation in the not so distant future, leading to additional compliance obligations with respect to the release, capture, and use of carbon dioxide that could result in increased investments and higher project costs for Eni. Eni also expects that governments will require companies to apply technical measures to reduce their GHG emissions.

The scientific community has concluded that increasing global average temperature produces significant physical effects, such as the increased frequency and severity of hurricanes, storms, droughts, floods or other extreme climatic events that could interfere with Eni’s operations and damage Eni’s facilities. Extreme and unpredictable weather phenomena can result in material disruption to Eni’s operations, and consequent loss of or damage to properties and facilities, as well as a loss of output, loss of revenues, increasing maintenance and repair expenses and cash flow shortfall.

Finally, there is a reputational risk linked to the fact that oil companies are increasingly perceived by institutions and the general public as entities primarily responsible for global warming due to GHG emissions across the hydrocarbons value-chain, particularly related with the use of energy products. This could possibly make Eni’s shares less attractive to investment funds and individual investors who have been more and more assessing the risk profile of companies against their carbon footprint when making investment decisions. Furthermore, a growing number of financing institutions, including insurance companies, appear to be considering limiting their exposure to fossil fuel projects, as witnessed by a pledge from the World Bank to stop financing upstream oil and gas projects and a proposal from the EU finance minister to reduce the financing granted to oil&gas projects via the European Investment Bank (EIB). This trend could have a material adverse effect on the price of our securities and our ability to access equity or other capital markets. Accordingly, our ability to obtain financing for future projects or to obtain it at competitive rates may be adversely impacted. Further, in some countries, governments and regulators have filed lawsuits seeking to hold fossil fuel companies, including Eni, liable for costs associated with climate change. Losing any of these lawsuits could have a material adverse effect on our business prospects.

As a result of these trends, climate-related risks could have a material and adverse effect the Group’s results of operations, cash flow, liquidity, business prospects, financial condition, and shareholder returns, including dividends, the amount of funds available for stock repurchases and the price of Eni’s shares.

The Group strategy to decarbonize its operations and its exposure to various decarbonization scenarios is fully described in Eni’s Annual Report on Form 20-F for the year 2020 filed with the US SEC.

One of the milestones of our decarbonization strategy is to achieve by 2030 a net zero carbon footprint in our E&P business relating to scope 1 and 2 emissions on equity basis, with an intermediate target of 50% reduction in 2024 vs. 2018. We are planning to reach this goal:

– by increasing efficiency to minimize direct upstream CO2 emissions. As part of this target by 2025 we plan to eliminate routine gas flaring at our industrial processes to extract and treat hydrocarbons and reduce fugitive methane emissions by 80% in our operated assets; and

– by offsetting residual upstream emissions through the ramp up of our projects designed to build carbon sinks like the projects for the conservation of primary and secondary forests, projects for the capture and storage of carbon dioxide leveraging our technologies and availability of depleted reservoirs, as well as for carbon capture and reuse which aim at recycling the carbon dioxide to manufacture valuable basic materials.

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Our portfolio of oil and gas properties features a large weight of natural gas, the least GHG-emitting fossil energy source, which represented approximately 48% of Eni’s production in 2020 on an available-for-sale basis; as of December 31, 2020, gas reserves represented approximately 49% of Eni’s total proved reserves of its subsidiary undertakings and joint ventures. The other pillar of our resilient portfolio of oil&gas properties is the high incidence of conventional projects, developed through phases and with low CO2 intensity. We estimate that oil&gas projects under execution, which will drive the expected production increase in the next four-year period and attract a large part of the projected development expenditures in the same period, have a price breakeven of around 23 $/bbl. We believe that those characteristics of our portfolio coupled with a relatively low pay-back period will mitigate the risk of stranded reserves going forward, should risks of structurally declining hydrocarbons demands materialize because of stricter global environmental constraints and regulations and changing consumers’ preferences resulting in trends like the mass adoption of electric vehicles or a lower weight of hydrocarbons in the energy mix.

On May 18, 2021, the International Energy Agency published its set of assumptions underlying the "NZE2050" scenario. Among those it is worth mentioning: (i) the immediate stop to new oil&gas projects; (ii) a 75% reduction in oil demand by 2050 (24 million bbl/d from the current 96 million bbl/d) and a forecast Brent price of 35 $/bbl by 2030 and 25 $/bbl by 2050, in money of the day. Eni is going to consider this scenario among the third-party information that the Company considers as a reference for its sensitivity analysis.Please refer to the Eni’s Annual Report on Form 20-F for the year 2020 filed with the US SEC for more information on Eni's exposure to climate-related risks based on the guidelines of the TCFD and for the resilience assessments of the oil & gas portfolio to low carbon scenarios (sensitivity analysis).

Eni is exposed to the risk of material environmental liabilities in addition to the provisions already accrued in the consolidated financial statement.

Eni has incurred in the past and may incur in the future material environmental liabilities in connection with the environmental impact of its past and present industrial activities. Eni is also exposed to claims under environmental requirements and, from time to time, such claims have been made against us. Furthermore, environmental regulations in Italy and elsewhere typically impose strict liability. Strict liability means that in some situations Eni could be exposed to liability for clean-up and remediation costs, environmental damage, and other damages as a result of Eni’s conduct of operations that was lawful at the time it occurred or of the conduct of prior operators or other third parties. In addition, plaintiffs may seek to obtain compensation for damage resulting from events of contamination and pollution or in case the Company is found liable of violations of any environmental laws or regulations. In Italy, Eni is exposed to the risk of expenses and environmental liabilities in connection with the impact of its past activities at certain industrial hubs where the Group’s products were produced, processed, stored, distributed or sold, such as chemical plants, mineral-metallurgic plants, refineries and other facilities, which were subsequently disposed of, liquidated, closed or shut down. At these industrial hubs, Eni has undertaken several initiatives to remediate and to clean-up proprietary or concession areas that were allegedly contaminated and polluted by the Group’s industrial activities. State or local public administrations have sued Eni for environmental and other damages and for clean-up and remediation measures in addition to those which were performed by the Company, or which the Company has committed to perform. In some cases, Eni has been sued for alleged breach of criminal laws (for example for alleged environmental crimes such as failure to perform soil or groundwater reclamation, environmental disaster and contamination, discharge of toxic materials, amongst others). Although Eni believes that it may not be held liable for having exceeded in the past pollution thresholds that are unlawful according to current regulations but were allowed by laws then effective, or because the Group took over operations from third parties, it cannot be excluded that Eni could potentially incur such environmental liabilities. Eni’s financial statements account for provisions relating to the costs to be incurred with respect to clean-ups and remediation of contaminated areas and groundwater for which a legal or constructive obligations exist and the associated costs can be reasonably estimated in a reliable manner, regardless of any previous liability attributable to other parties. The accrued amounts represent management’s best estimates of the Company’s existing liabilities. Management believes that it is possible that in the future Eni may incur significant or material environmental expenses and liabilities in addition to the amounts already accrued due to: (i) the likelihood of as yet unknown contamination; (ii) the results of ongoing surveys or surveys to be carried out on the environmental status of certain Eni’s industrial sites as required by the applicable regulations on contaminated sites; (iii) unfavorable developments in ongoing litigation on the environmental status of certain of the Company’s sites where a number of public administrations, the Italian Ministry of the Environment or third parties are claiming compensation for environmental or other damages such as damages to people’s health and loss of property value; (iv) the possibility that new litigation might arise; (v) the probability that new and stricter environmental laws might be implemented; and (vi) the circumstance that the extent and cost of environmental restoration and remediation programs are often inherently difficult to estimate leading to underestimation of the future costs of remediation and restoration, as well as unforeseen adverse developments both in the final remediation costs and with respect to the final liability allocation among the various parties involved at the sites. As a result of these risks, environmental liabilities could be substantial and could have a material adverse effect the Group’s results of operations, cash flow, liquidity, business prospects, financial condition, and shareholder returns, including dividends, the amount of funds available for stock repurchases and the price of Eni’s shares.

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Risks associated with the exploration and production of oil and natural gas

The exploration and production of oil and natural gas require high levels of capital expenditures and are subject to natural hazards and other uncertainties, including those relating to the physical characteristics of oil and gas fields. The exploration and production activities are subject to mining risk and the risks of cost overruns and delayed start-up at the projects to develop and produce hydrocarbons reserves. Those risks could have an adverse, significant impact on Eni’s future growth prospects, results of operations, cash flows, liquidity and shareholders’ returns.

The production of oil and natural gas is highly regulated and is subject to conditions imposed by governments throughout the world in matters such as the award of exploration and production leases, the imposition of specific drilling and other work obligations, higher-than-average rates of income taxes, additional royalties and taxes on production, environmental protection measures, control over the development and decommissioning of fields and installations, and restrictions on production. A description of the main risks facing the Company’s business in the exploration and production of oil and gas is provided below.

Exploratory drilling efforts may be unsuccessful

Exploration activities are mainly subject to mining risk, i.e. the risk of dry holes or failure to find commercial quantities of hydrocarbons. The costs of drilling and completing wells have margins of uncertainty, and drilling operations may be unsuccessful because of a large variety of factors, including geological failure, unexpected drilling conditions, pressure or heterogeneities in formations, equipment failures, well control (blowouts) and other forms of accidents. A large part of the Company exploratory drilling operations is located offshore, including in deep and ultra-deep waters, in remote areas and in environmentally-sensitive locations (such as the Barents Sea, the Gulf of Mexico, deep water prospect off West Africa, Indonesia, the Mediterranean Sea and the Caspian Sea). In these locations, the Company generally experiences higher operational risks and more challenging conditions and incurs higher exploration costs than onshore. Furthermore, deep and ultra-deep water operations require significant time before commercial production of discovered reserves can commence, increasing both the operational and the financial risks associated with these activities. Because Eni plans to make significant investments in executing exploration projects, it is likely that the Company will incur significant amounts of dry hole expenses in future years. Unsuccessful exploration activities and failure to discover additional commercial reserves could reduce future production of oil and natural gas, which is highly dependent on the rate of success of exploration projects and could have an adverse impact on Eni’s future performance and returns.

Development projects bear significant operational risks which may adversely affect actual returns

Eni is executing or is planning to execute several development projects to produce and market hydrocarbon reserves. Certain projects target the development of reserves in high-risk areas, particularly deep offshore and in remote and hostile environments or in environmentally sensitive locations. Eni’s future results of operations and business prospects depend heavily on its ability to implement, develop and operate major projects as planned. Key factors that may affect the economics of these projects include:

•    the outcome of negotiations with joint venture partners, governments and state-owned companies, suppliers and potential customers to define project terms and conditions, including, for example, Eni’s ability to negotiate favourable long-term contracts to market gas reserves;

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•    commercial arrangements and granting of all necessary administrative authorizations to build pipelines and related equipment to transport and market hydrocarbons;

•    timely issuance of permits and licenses by government agencies;

•    the ability to carry out the front-end engineering design in order to prevent the occurrence of technical inconvenience during the execution phase; timely manufacturing and delivery of critical equipment by contractors, shortages in the availability of such equipment or lack of shipping yards where complex offshore units such as FPSO and platforms are built; delays in achievement of critical phases and project milestones;

•    risks associated with the use of new technologies and the inability to develop advanced technologies to maximise the recoverability rate of hydrocarbons or gain access to previously inaccessible reservoirs;

•    performance in project execution on the part of contractors who are awarded project construction activities generally based on the EPC (Engineering, Procurement and Construction) contractual scheme;

•    changes in operating conditions and cost overruns;

•    the actual performance of the reservoir and natural field decline; and the ability and time necessary to build suitable transport infrastructures to export production to final markets.

The occurrence of any of such risks may negatively affect the time-to-market of the reserves and cause cost overruns and a delayed pay-back period, therefore adversely affecting the economic returns of Eni’s development projects and the achievement of production growth targets.

Development projects normally have long lead times due to the complexity of the activities and tasks that need to be performed before a project final investment decision is made and commercial production can be achieved. Those activities include the appraisal of a discovery to evaluate the technical and economic feasibility of the development project, obtaining the necessary authorizations from governments, state agencies or national oil companies, signing agreements with the first party regulating a project’s contractual terms such as the production sharing, obtaining partners’ approval, environmental permits and other conditions, signing long-term gas contracts, carrying out the concept design and the front-end engineering and building and commissioning the related plants and facilities. All these activities normally can take years to perform. Therefore, rates of return for such projects are exposed to the volatility of oil and gas prices and costs which may be substantially different from those estimated when the investment decision was made, thereby leading to lower return rates. Moreover, projects executed with partners and joint venture partners reduce the ability of the Company to manage risks and costs, and Eni could have limited influence over and control of the operations and performance of its partners. Furthermore, Eni may not have full operational control of the joint ventures in which it participates and may have exposure to counterparty credit risk and disruption of operations and strategic objectives due to the nature of its relationships.

Finally, if the Company is unable to develop and operate major projects as planned, particularly if the Company fails to accomplish budgeted costs and time schedules, it could incur significant impairment losses of capitalised costs associated with reduced future cash flows of those projects.

Inability to replace oil and natural gas reserves could adversely impact results of operations and financial condition

In case the Company’s exploration efforts are unsuccessful at replacing produced oil and natural gas, its reserves will decline. In addition to being a function of production, revisions and new discoveries, the Company’s reserve replacement is also affected by the entitlement mechanism in its production sharing agreements (“PSAs”), whereby the Company is entitled to a portion of a field’s reserves, the sale of which is intended to cover expenditures incurred by the Company to develop and operate the field. The higher the reference prices for Brent crude oil used to estimate Eni’s proved reserves, the lower the number of barrels necessary to recover the same amount of expenditure, and vice versa.

Future oil and gas production is a function of the Company’s ability to access new reserves through new discoveries, application of improved techniques, success in development activity, negotiations with national oil companies and other owners of known reserves and acquisitions.

An inability to replace produced reserves by discovering, acquiring and developing additional reserves could adversely impact future production levels and growth prospects. If Eni is unsuccessful in meeting its long-term targets of production growth and reserve replacement, Eni’s future total proved reserves and production will decline.

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The development of the Group’s proved undeveloped reserves may take longer and may require higher levels of capital expenditures than it currently anticipates, or the Group’s proved undeveloped reserves may not ultimately be developed or produced

At December 31, 2020, approximately 30% of the Group’s total estimated proved reserves (by volume) were undeveloped and may not be ultimately developed or produced. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. The Group’s reserve estimates assume it can and will make these expenditures and conduct these operations successfully. These assumptions may not prove to be accurate and are subject to the risk of a structural decline in the prices of hydrocarbons due to possible long-lasting effects associated with the COVID-19 pandemic, including acceleration towards a low-carbon economy and a shift in consumers’ behaviour and preferences. In case of a continued decline in the prices of hydrocarbon the Group may not have enough financial resources to make the necessary expenditures to recover undeveloped reserves. The Group’s reserve report at December 31, 2020 includes estimates of total future development and decommissioning costs associated with the Group’s proved total reserves of approximately €27.7 billion (undiscounted, including consolidated subsidiaries and equity-accounted entities). It cannot be certain that estimated costs of the development of these reserves will prove correct, development will occur as scheduled, or the results of such development will be as estimated. In case of change in the Company’s plans to develop those reserves, or if it is not otherwise able to successfully develop these reserves as a result of the Group’s inability to fund necessary capital expenditures or otherwise, it will be required to remove the associated volumes from the Group’s reported proved reserves.

Oil and gas activity may be subject to increasingly high levels of income taxes and royalties

Oil and gas operations are subject to the payment of royalties and income taxes, which tend to be higher than those payable in many other commercial activities. Furthermore, in recent years, Eni has experienced adverse changes in the tax regimes applicable to oil and gas operations in a number of countries where the Company conducts its upstream operations. As a result of these trends, management estimates that the tax rate applicable to the Company’s oil and gas operations is materially higher than the Italian statutory tax rate for corporate profit, which currently stands at 24%. Management believes that the marginal tax rate in the oil and gas industry tends to increase in correlation with higher oil prices, which could make it more difficult for Eni to translate higher oil prices into increased net profit. However, the Company does not expect that the marginal tax rate will decrease in response to falling oil prices. Adverse changes in the tax rate applicable to the Group’s profit before income taxes in its oil and gas operations would have a negative impact on Eni’s future results of operations and cash flows.

In the current uncertain financial and economic environment, governments are facing greater pressure on public finances, which may induce them to intervene in the fiscal framework for the oil and gas industry, including the risk of increased taxation, windfall taxes, and even nationalizations and expropriations.

The present value of future net revenues from Eni’s proved reserves will not necessarily be the same as the current market value of Eni’s estimated crude oil and natural gas reserves

The present value of future net revenues from Eni’s proved reserves may differ from the current market value of Eni’s estimated crude oil and natural gas reserves. In accordance with the SEC rules, Eni bases the estimated discounted future net revenues from proved reserves on the 12-month un-weighted arithmetic average of the first-day-of-the-month commodity prices for the preceding twelve months. Actual future prices may be materially higher or lower than the SEC pricing used in the calculations. Actual future net revenues from crude oil and natural gas properties will be affected by factors such as:

•     the actual prices Eni receives for sales of crude oil and natural gas;

•     the actual cost and timing of development and production expenditures;

•     the timing and amount of actual production; and

•     changes in governmental regulations or taxation.

The timing of both Eni’s production and its incurrence of expenses in connection with the development and production of crude oil and natural gas properties will affect the timing and amount of actual future net revenues from proved reserves, and thus their actual present value. Additionally, the 10% discount factor Eni uses when calculating discounted future net revenues may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with Eni’s reserves or the crude oil and natural gas industry in general.

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Oil and gas activity may be subject to increasingly high levels of regulations throughout the world, which may impact our extraction activities and the recoverability of reserves

The production of oil and natural gas is highly regulated and is subject to conditions imposed by governments throughout the world in matters such as the award of exploration and production leases, the imposition of specific drilling and other work obligations, environmental protection measures, control over the development and abandonment of fields and installations, and restrictions on production. These risks can limit the Group’s access to hydrocarbons reserves or may cause the Group to redesign, curtail or cease its oil&gas operations with significant effects on the Group’s business prospects, results of operations and cash flow.

In Italy, the activities of hydrocarbon development and production are performed by oil companies in accordance with concessions granted by the Ministry of Economic Development in agreement with the relevant Region territorially involved in the case of onshore concessions. Concessions are granted for an initial twenty-year term; the concessionaire is entitled to a ten-year extension and then to one or more five-year extensions to fully recover a field’s reserves and investments on the condition that the concessionaire has fulfilled all obligations related to the work program agreed in the initial concession award. In case of delay in the award of an extension, the original concession remains fully effective until the administrative procedure to grant an extension is finalized. These general rules are to be coordinated with a new law that was enacted in February 2019. This law requires certain Italian administrative bodies to adopt by September 2021 a plan intended to identify areas that are suitable for carrying out exploration, development and production of hydrocarbons in the national territory, including the territorial seawaters. Until approval of such a plan, a moratorium on exploration activities, including the award of new exploration leases, has been imposed. Following the plan approval, exploration permits are set to resume in areas that have been identified as suitable and new exploration permits can be awarded. However, in areas that that will be considered unsuitable for such activities, exploration permits will be repealed, applications for obtaining new exploration permits ongoing at the time of the law enactment will be rejected and no new permit applications can be filed. As far as development and production concessions are concerned, pending the national plan approval, ongoing concessions retain their efficacy and administrative procedures underway to grant extensions to expired concessions remain unaffected; however, no applications to obtain new concessions can be filed. Once the above mentioned national plan is adopted, development and production concessions that fall in suitable areas can be granted further extensions and applications for new concessions can be filed; however, development and production concessions in place as at the approval of the national plan that fall in unsuitable areas will be repealed at their expiration and no further extensions will be granted. According to the statute, areas that are suitable to the activities of exploring and developing hydrocarbons must conform to a number of criteria including morphological characteristics and social, urbanistic and industrial constraints, with particular bias for the hydrogeological balance, current territorial planning and with regard to marine areas for externalities on the ecosystem, reviews of marine routes, fishing and any possible impacts on the coastline.

The Group’s largest operated development concession in Italy is Val d’Agri, which term expired on October 26, 2019. Development activities at the concession have continued since then in accordance with the “prorogation regime” described above, within the limits of the work plan approved when the concession was first granted. The Company filed an application to obtain a ten-year extension of the concession in accordance to the terms set by the law and before the enactment of the new law on the national plan for hydrocarbons activity. In this application the Company confirmed the same work program as in the original concession award. Similarly, Company operations are underway in accordance to the ongoing prorogation regime at another 41 expired Italian concessions for hydrocarbons development and production. The Company has also filed requests for extensions within the terms of the law for those concessions.

As far as proven reserves estimates are concerned, management believes the criteria laid out in the new law to be high-level principles, which make it difficult to identify in a reliable and objective manner areas that might be suitable or unsuitable to hydrocarbons activities before the plan is adopted by Italian authorities. However, based on the review of all facts and circumstances and on the current knowledge of the matter, management does not expect any material impact on the Group’s future performance.

Eni’s future performance depends on its ability to identify and mitigate the above-mentioned risks and hazards which are inherent to its oil&gas business. Failure to properly manage those risks, the Company’s underperformance at exploration, development and reserve replacement activities or the occurrence of unforeseen regulatory risks may adversely and materially impact the Group’s results of operations, cash flow, liquidity, business prospects, financial condition, and shareholder returns, including dividends, the amount of funds available for stock repurchases and the price of Eni’s shares.

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Uncertainties in estimates of oil and natural gas reserves

The accuracy of proved reserve estimates and of projections of future rates of production and timing of development expenditures depends on a number of factors, assumptions and variables, including:

•    the quality of available geological, technical and economic data and their interpretation and judgement;

•    management’s assumptions regarding future rates of production and costs and timing of operating and development expenditures. The projections of higher operating and development costs may impair the ability of the Company to economically produce reserves leading to downward reserve revisions;

•    changes in the prevailing tax rules, other government regulations and contractual conditions;

•    results of drilling, testing and the actual production performance of Eni’s reservoirs after the date of the estimates which may drive substantial upward or downward revisions; and

•    changes in oil and natural gas prices which could affect the quantities of Eni’s proved reserves since the estimates of reserves are based on prices and costs existing as of the date when these estimates are made. Lower oil prices may impair the ability of the Company to economically produce reserves leading to downward reserve revisions.

Many of the factors, assumptions and variables underlying the estimation of proved reserves involve management’s judgement or are outside management’s control (prices, governmental regulations) and may change over time, therefore affecting the estimates of oil and natural gas reserves from year-to-year.

The prices used in calculating Eni’s estimated proved reserves are, in accordance with the SEC requirements, calculated by determining the unweighted arithmetic average of the first day-of-the-month commodity prices for the preceding twelve months. Accordingly, the estimated reserves reported as of the end of any given year could be significantly different from the quantities of oil and natural gas that will be ultimately recovered. Any downward revision in Eni’s estimated quantities of proved reserves would indicate lower future production volumes, which could adversely impact Eni’s business prospects, results of operations, cash flows and liquidity.

Safety, security, environmental and other operational risks

The Group engages in the exploration and production of oil and natural gas, processing, transportation and refining of crude oil, transport of natural gas, storage and distribution of petroleum products and the production of base chemicals, plastics and elastomers. By their nature, the Group’s operations expose Eni to a wide range of significant health, safety, security and environmental risks. Technical faults, malfunctioning of plants, equipment and facilities, control systems failure, human errors, acts of sabotage, attacks, loss of containment and adverse weather events can trigger damaging consequences such as explosions, blow-outs, fires, oil and gas spills from wells, pipeline and tankers, release of contaminants and pollutants in the air, the ground and in the water, toxic emissions and other negative events. The magnitude of these risks is influenced by the geographic range, operational diversity and technical complexity of Eni’s activities. Eni’s future results of operations and liquidity depend on its ability to identify and address the risks and hazards inherent to operating in those industries.

In the Exploration & Production segment, Eni faces natural hazards and other operational risks including those relating to the physical and geological characteristics of oil and natural gas fields. These include the risks of eruptions of crude oil or of natural gas, discovery of hydrocarbon pockets with abnormal pressure, crumbling of well openings, leaks that can harm the environment and the security of Eni’s personnel and risks of blowout, fire or explosion.

Eni’s activities in the Refining & Marketing and Chemical segment entail health, safety and environmental risks related to the handling, transformation and distribution of oil, oil products and certain petrochemical products. These risks can arise from the intrinsic characteristics and the overall lifecycle of the products manufactured and the raw materials used in the manufacturing process, such as oil-based feedstock, catalysts, additives and monomer feedstock. These risks comprise flammability, toxicity, long-term environmental impact such as greenhouse gas emissions and risks of various forms of pollution and contamination of the soil and the groundwater, emissions and discharges resulting from their use and from recycling or disposing of materials and wastes at the end of their useful life.

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All of Eni’s segments of operations involve, to varying degrees, the transportation of hydrocarbons. Risks in transportation activities depend on several factors and variables, including the hazardous nature of the products transported due to their flammability and toxicity, the transportation methods utilized (pipelines, shipping, river freight, rail, road and gas distribution networks), the volumes involved and the sensitivity of the regions through which the transport passes (quality of infrastructure, population density, environmental considerations). All modes of transportation of hydrocarbons are particularly susceptible to risks of blowout, fire and loss of containment and, given that normally high volumes are involved, could present significant risks to people, the environment and the property.

Eni has material offshore operations relating to the exploration and production of hydrocarbons. In 2020, approximately 65% of Eni’s total oil and gas production for the year derived from offshore fields, mainly in Egypt, Libya, Angola, Norway, Congo, Indonesia, the United Arab Emirates, Italy, Ghana, Venezuela, the United Kingdom, Nigeria and the United States. Offshore operations in the oil and gas industry are inherently riskier than onshore activities. Offshore accidents and spills could cause damage of catastrophic proportions to the ecosystem and to communities’ health and security due to the apparent difficulties in handling hydrocarbons containment, pollution, poisoning of water and organisms, length and complexity of cleaning operations and other factors. Furthermore, offshore operations are subject to marine risks, including storms and other adverse weather conditions and perils of vessel collisions, which may cause material adverse effects on the Group’s operations and the ecosystem.

The Company has invested and will continue to invest significant financial resources to continuously upgrade the methods and systems for safeguarding the reliability of its plants, production facilities, transport and storage infrastructures, the safety and the health of its employees, contractors, local communities and the environment, to prevent risks, to comply with applicable laws and policies and to respond to and learn from unforeseen incidents. Eni seeks to manage these operational risks by carefully designing and building facilities, including wells, industrial complexes, plants and equipment, pipelines, storage sites and other facilities, and managing its operations in a safe and reliable manner and in compliance with all applicable rules and regulations, as well as by applying the best available techniques in the marketplace. However, these measures may ultimately not be completely successful in preventing and/or altogether eliminating risks of adverse events. Failure to properly manage these risks as well as accidental events like human errors, unexpected system failure, sabotages or other unexpected drivers could cause oil spills, blowouts, fire, release of toxic gas and pollutants into the atmosphere or the environment or in underground water and other incidents, all of which could lead to loss of life, damage to properties, environmental pollution, legal liabilities and/or damage claims and consequently a disruption in operations and potential economic losses that could have a material and adverse effect on the Group’s results of operations, cash flow, liquidity, business prospects, financial condition, and shareholder returns, including dividends, the amount of funds available for stock repurchases and the price of Eni’s shares.

Eni’s operations are often conducted in difficult and/or environmentally sensitive locations such as the Gulf of Mexico, the Caspian Sea and the Arctic. In such locations, the consequences of any incident could be greater than in other locations. Eni also faces risks once production is discontinued because Eni’s activities require the decommissioning of productive infrastructures and environmental sites remediation and clean-up. Furthermore, in certain situations where Eni is not the operator, the Company may have limited influence and control over third parties, which may limit its ability to manage and control such risks. Eni retains worldwide third-party liability insurance coverage, which is designed to hedge part of the liabilities associated with damage to third parties, loss of value to the Group’s assets related to unfavourable events and in connection with environmental clean-up and remediation. As of the date of this filing, maximum compensation allowed under such insurance coverage is equal to $1.2 billion in case of offshore incident and $1.4 billion in case of incident at onshore facilities (refineries). Additionally, the Company may also activate further insurance coverage in case of specific capital projects and other industrial initiatives. Management believes that its insurance coverage is in line with industry practice and is enough to cover normal risks in its operations. However, the Company is not insured against all potential risks. In the event of a major environmental disaster, such as the incident which occurred at the Macondo well in the Gulf of Mexico several years ago, for example, Eni’s third-party liability insurance would not provide any material coverage and thus the Company’s liability would far exceed the maximum coverage provided by its insurance. The loss Eni could suffer in case of a disaster of material proportions would depend on all the facts and circumstances of the event and would be subject to a whole range of uncertainties, including legal uncertainty as to the scope of liability for consequential damages, which may include economic damage not directly connected to the disaster. The Company cannot guarantee that it will not suffer any uninsured loss and there can be no guarantee, particularly in the case of a major environmental disaster or industrial accident, that such a loss would not have a material adverse effect on the Company. The occurrence of any of the above mentioned risks could have a material and adverse impact on the Group’s results of operations, cash flow, liquidity, business prospects, financial condition, and shareholder returns, including dividends, the amount of funds available for stock repurchases and the price of Eni’s shares and could also damage the Group’s reputation.

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Risks associated with the regulatory powers entrusted to the Italian Regulatory Authority for Energy, Networks and Environment in the matter of pricing to residential customers

Eni’s wholesale gas and retail gas&power businesses are subject to regulatory risks mainly in our domestic market in Italy. The Italian Regulatory Authority for Energy, Networks and Environment (the “Authority”) is entrusted with certain powers in the matter of natural gas and power pricing. Specifically, the Authority retains a surveillance power on pricing in the natural gas market in Italy and the power to establish selling tariffs for the supply of natural gas to residential and commercial users until the market is fully opened. Developments in the regulatory framework intended to increase the level of market liquidity or of de-regulation or intended to reduce operators’ ability to transfer to customers cost increases in raw materials may negatively affect future sales margins of gas and electricity, operating results and cash flow.

Risks related to environmental, health and safety regulations and legal risks

Eni has incurred in the past, and will continue incurring, material operating expenses and expenditures, and is exposed to business risk in relation to compliance with applicable environmental, health and safety regulations in future years, including compliance with any national or international regulation on GHG emissions

Eni is subject to numerous European Union, international, national, regional and local laws and regulations regarding the impact of its operations on the environment and on health and safety of employees, contractors, communities and on the value of properties. We believe that laws and regulations intended to preserve the environment and to safeguard health and safety of workers and communities are particularly severe in our businesses due to their inherent nature because of flammability and toxicity of hydrocarbons and of industrial processes to develop, extract, refine and transport oil, gas and products. Generally, these laws and regulations require acquisition of a permit before drilling for hydrocarbons may commence, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with exploration, drilling and production activities, including refinery and petrochemical plant operations, limit or prohibit drilling activities in certain protected areas, require to remove and dismantle drilling platforms and other equipment and well plug-in once oil and gas operations have terminated, provide for measures to be taken to protect the safety of the workplace and of plants and infrastructures, the health of employees, contractors and other Company collaborators and of communities involved by the Company’s activities, and impose criminal or civil liabilities for polluting the environment or harming employees’ or communities’ health and safety as result from the Group’s operations. These laws and regulations control the emission of scrap substances and pollutants, discipline the handling of hazardous materials and set limits to or prohibit the discharge of soil, water or groundwater contaminants, emissions of toxic gases and other air pollutants or can impose taxes on polluting air emissions, as in the case of the European Trading Scheme that requires the payment of a tax for each tonns of carbon dioxide emitted in the environment above a pre-set allowance, resulting from the operation of oil and natural gas extraction and processing plants, petrochemical plants, refineries, service stations, vessels, oil carriers, pipeline systems and other facilities owned or operated by Eni. In addition, Eni’s operations are subject to laws and regulations relating to the production, handling, transportation, storage, disposal and treatment of waste. Breaches of environmental, health and safety laws and regulations as in the case of negligent or willful release of pollutants and contaminants into the atmosphere, the soil, water or groundwater or exceeding the concentration thresholds of contaminants set by the law expose the Company to the incurrence of liabilities associated with compensation for environmental, health or safety damage and expenses for environmental remediation and clean-up. Furthermore, in the case of violation of certain rules regarding the safeguard of the environment and the health of employees, contractors and other collaborators of the Company, and of communities, the Company may incur liabilities in connection with the negligent or willful violation of laws by its employees as per Italian Law Decree No. 231/2001.

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Environmental, health and safety laws and regulations have a substantial impact on Eni’s operations. Management expects that the Group will continue to incur significant amounts of operating expenses and expenditures in the foreseeable future to comply with laws and regulations and to safeguard the environment and the health and safety of employees, contractors and communities involved by the Company operations, including:

•    costs to prevent, control, eliminate or reduce certain types of air and water emissions and handle waste and other hazardous materials, including the costs incurred in connection with government action to address climate change (see the specific section below on climate-related risks);

•    remedial and clean-up measures related to environmental contamination or accidents at various sites, including those owned by third parties (see discussion below);

•    damage compensation claimed by individuals and entities, including local, regional or state administrations, should Eni cause any kind of accident, oil spill, well blowouts, pollution, contamination, emission of GHG and other air pollutants above permitted levels or of any other hazardous gases, water, ground or air contaminants or pollutants, as a result of its operations or if the Company is found guilty of violating environmental laws and regulations; and

•    costs in connection with the decommissioning and removal of drilling platforms and other facilities, and well plugging at the end of oil&gas field production.

As a further consequence of any new laws and regulations or other factors, like the actual or alleged occurrence of environmental damage at Eni’s plants and facilities, the Company may be forced to curtail, modify or cease certain operations or implement temporary shutdowns of facilities. For example, in Italy Eni has experienced in recent years a number of temporary plant shutdowns at our Val d’Agri oil treatment centre due to environmental issues and oil spillovers, causing loss of output and of revenues. The Italian judicial authorities have started legal proceedings to verify alleged environmental crimes or crimes against the public safety and other criminal allegations as described in the notes to the Consolidated Financial Statements. If any of the risks set out above materialise, they could adversely impact the Group’s results of operations, cash flow, liquidity, business prospects, financial condition, and shareholder returns, including dividends, the amount of funds available for stock repurchases and the price of Eni’s shares.

Risks specific to the Company’s gas business in Italy

Current, negative trends in gas demands and supplies in Europe may impair the Company’s ability to fulfil its minimum off-take obligations in connection with its take-or-pay, long-term gas supply contracts

In the first half of 2021, gas prices in Europe, following the strong recovery in the energy scenario, recorded very significant increases in the main benchmarks compared to the first half of 2020 (PSV for the Italian market up by 138%; TTF for the North-Western European markets up by 187%). This performance was driven by a growth in gas demand in Europe which substantially recovered to pre-COVID-19 levels as well as by lower LNG imports due to higher demand, mainly in the Pacific basin, both for the economic recovery and for the particularly winter conditions in the South-East Asia. Gas reference prices at the continental spot markets (TTF) driven by the reduction in LNG import flows reported a greater increase compared to the benchmark price of the Italian spot market (PSV), the latter being held back by the persistence of oversupply in the Italian market due to the start-up of the new TAP import pipeline and the greater imports from North Africa. These drivers were reflected in the substantial reduction of the spreads between the two benchmarks. This trend in the spreads of gas prices significantly and negatively affected the performance of wholesale marketing business in the first half of 2021, which is exposed to the spread between spot prices in the Italian market, the main benchmark of selling prices, and spot prices at the continental hubs to which supply costs are indexed. The low liquidity of the Italian spot market does not allow the implementation of effective risk management activities to limit exposure to this market risk.

Eni is currently party to a few long-term gas supply contracts with state-owned companies of key producing countries, from where most of the gas supplies directed to Europe are sourced via pipeline (Russia, Algeria, Libya and Norway). These contracts which were intended to support Eni’s sales plan in Italy and in other European markets, provide take-or-pay clauses whereby the Company has an obligation to lift minimum, pre-set volumes of gas in each year of the contractual term or, in case of failure, to pay the whole price, or a fraction of that price, up to a minimum contractual quantity. Similar considerations apply to ship-or-pay contractual obligations which arise from contracts with pipeline owners, which the Company has entered into to secure long-term transport capacity. Long-term gas supply contracts with take-or pay clauses expose the Company to a volume risk, as the Company is obligated to purchase an annual minimum volume of gas, or in case of failure, to pay the underlying price. The structure of the Company’s portfolio of gas supply contracts is a risk to the profitability outlook of Eni’s wholesale gas business due to the current competitive dynamics in the European gas markets. In past downturns of the gas sector, the Company incurred significant cash outflows in response to its take-or-pay obligations. Furthermore, the Company’s wholesale business is exposed to volatile spreads between the procurement costs of gas, which are linked to spot prices at European hubs or to the price of crude oil, and the selling prices of gas which are mainly indexed to spot prices at the Italian hub.

FINANCIAL REVIEW AND OTHER INFORMATION | RISK FACTORS AND UNCERTAINTIES	57

Eni’s management is planning to continue its strategy of renegotiating the Company’s long-term gas supply contracts in order to constantly align pricing terms to current market conditions as they evolve and to obtain greater operational flexibility to better manage the take-or-pay obligations (volumes and delivery points among others), considering the risk factors described above. The revision clauses included in these contracts state the right of each counterparty to renegotiate the economic terms and other contractual conditions periodically, in relation to ongoing changes in the gas scenario. Management believes that the outcome of those renegotiations is uncertain in respect of both the amount of the economic benefits that will be ultimately obtained and the timing of recognition of profit. Furthermore, in case Eni and the gas suppliers fail to agree on revised contractual terms, both parties can start an arbitration procedure to obtain revised contractual conditions. All these possible developments within the renegotiation process could increase the level of risks and uncertainties relating the outcome of those renegotiations.

Risks related to legal proceedings and compliance with anti-corruption legislation

Eni is the defendant in a number of civil and criminal actions and administrative proceedings. In future years Eni may incur significant losses due to: (i) uncertainty regarding the final outcome of each proceeding; (ii) the occurrence of new developments that management could not take into consideration when evaluating the likely outcome of each proceeding in order to accrue the risk provisions as of the date of the latest financial statements or to judge a negative outcome only as possible or to conclude that a contingency loss could not be estimated reliably; (iii) the emergence of new evidence and information; and underestimation of probable future losses due to circumstances that are often inherently difficult to estimate. Certain legal proceedings and investigations in which Eni or its subsidiaries or its officers and employees are defendants involve the alleged breach of anti-bribery and anti-corruption laws and regulations and other ethical misconduct. Such proceedings are described in the notes to the condensed consolidated interim financial statements, under the heading “Legal Proceedings”. Ethical misconduct and noncompliance with applicable laws and regulations, including noncompliance with anti-bribery and anti-corruption laws, by Eni, its officers and employees, its partners, agents or others that act on the Group’s behalf, could expose Eni and its employees to criminal and civil penalties and could be damaging to Eni’s reputation and shareholder value.

Disruption to or breaches of Eni’s critical IT services or digital infrastructure and security systems could adversely affect the Group’s business, increase costs and damage our reputation

The Group’s activities depend heavily on the reliability and security of its information technology (IT) systems and digital security. The Group’s IT systems, some of which are managed by third parties, are susceptible to being compromised, damaged, disrupted or shutdown due to failures during the process of upgrading or replacing software, databases or components, power or network outages, hardware failures, cyber-attacks (viruses, computer intrusions), user errors or natural disasters. The cyber threat is constantly evolving. The oil and gas industry is subject to fast-evolving risks from cyber threat actors, including nation states, criminals, terrorists, hacktivists and insiders. Attacks are becoming more sophisticated with regularly renewed techniques while the digital transformation amplifies exposure to these cyber threats. The adoption of new technologies, such as the Internet of Things (IoT) or the migration to the cloud, as well as the evolution of architectures for increasingly interconnected systems, are all areas where cyber security is a very important issue. The Group and its service providers may not be able to prevent third parties from breaking into the Group’s IT systems, disrupting business operations or communications infrastructure through denial-of-service attacks, or gaining access to confidential or sensitive information held in the system. The Group, like many companies, has been and expects to continue to be the target of attempted cybersecurity attacks. While the Group has not experienced any such attack that has had a material impact on its business, the Group cannot guarantee that its security measures will be sufficient to prevent a material disruption, breach or compromise in the future. As a result, the Group’s activities and assets could sustain serious damage, services to clients could be interrupted, material intellectual property could be divulged and, in some cases, personal injury, property damage, environmental harm and regulatory violations could occur. If any of the risks set out above materialize, they could adversely impact the Group’s results of operations, cash flow, liquidity, business prospects, financial condition, and shareholder returns, including dividends, the amount of funds available for stock repurchases and the price of Eni’s share.

58	FINANCIAL REVIEW AND OTHER INFORMATION | OUTLOOK

Outlook

•	FY 2021 cash flow from operations before changes in working capital at replacement cost expected to be above €10 billion at a Brent scenario of 65 $/bbl and assuming a SERM benchmark refining margin slightly in negative territory.
•	Reaffirming the guidance for hydrocarbon production at about 1.7 million boe/d for the FY 2021. In the third quarter hydrocarbon production is expected at 1.68 million boe/d.
•	Fast growing renewable installed and under construction capacity: expected to be 2 GW at year end, a strong increase from the previous outlook of about 1 GW. Leveraging recently acquired assets, installed capacity is expected to increase from a previous target of 0.7 GW to 1.2 GW at year end 2021.

All the other targets are reaffirmed as previously guided:

-	2021 organic capex expected at approximately €6 billion, of which approximately €4.5 billion in the E&P segment;
-	about 500 million boe of new explorative resources to be discovered in 2021;
-	GGP: adjusted EBIT expected to reach breakeven despite a worsening trading environment. Expected €200 million of free cash flow from this segment in 2021;
-	Eni gas e luce & Renewables adjusted EBIT projected at €350 million, cash flow from operations expected at approximately €400 million;
-	Downstream: pro-forma adjusted EBIT at about €400 million. The greater portion of this result is related to the Chemical segment, offsetting R&M result affected by slightly negative SERM refining margins;
-	Organic leverage expected lower than 0.3 at year end, at a Brent price of 65 $/bbl and a slightly negative SERM refining margin.

Shareholders Remuneration

•	Having reviewed the fundamentals of the energy scenario and the prospects of the oil market, Eni’s Board of Directors resolved to define a Brent reference scenario of 65 $/bbl. Based on the shareholder remuneration policy approved on February 18, 2021, this means:
-	an annual dividend of €0.86/sh. for the fiscal year 2021[1], representing an increase of more than 100% from 2020 recovering the pre-COVID level;
-	the start of a buy-back program of €400 million[2].
•	As announced by the proxy conferred by the Shareholders Meeting held on May 12, 2021, the Board of Directors approved the distribution of 50% of the expected dividend, equal to €0.43/sh, as 2021 interim dividend to be paid in September[3]. This distribution is planned to be made from the retained earnings and other available capital reserves of the parent company Eni SpA.

1 In line with the dividend policy announced to the financial market during the strategy presention held on February 19, 2021, (see page 31) of which at the following URL https://eni.com/assets/documents/eng/investor/presentations/2021/strategy-4q-2020/strategy-2021-2024.pdf.

2 The procedure to implement the buy-back program are detailed in the section “Other information – start of the buy-back program” of this Report.

3 Ex-dividend date being September 20, 2021 (record date September 21). The dividend will be paid on September 22, 2021.

OTHER INFORMATION	59

Other information

Article No. 15 (former Article No. 36) of Italian regulatory exchanges (Consob Resolution No. 20249 published on December 28, 2017). Continuing listing standards about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU countries.

Certain provisions have been enacted to regulate continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU Countries, also having a material impact on the consolidated financial statements of the parent company.

Regarding the aforementioned provisions, the Company discloses that:

- as of June 30, 2021, thirteen of Eni’s subsidiaries: NAOC – Nigerian Agip Oil Co. Ltd, Eni Petroleum Co Inc, Eni Congo SA, Nigerian Agip Exploration Ltd, Eni Canada Holding Ltd, Eni Ghana Exploration and Production Ltd, Eni Trading & Shipping Inc, Eni Finance USA Inc, Eni UK Ltd, Eni UK Holding Plc, Eni Investments Plc, Eni Lasmo Plc and Eni ULX Ltd;

- the Company has already adopted adequate procedures to ensure full compliance with the new regulations.

Subsequent events

No significant events were reported after June 30, 2021.

Transactions with related parties

For the description of the main transactions with related parties, see Note 32 of the Condensed consolidated interim financial statements.

Start of the buy-back program

Eni's Board of Directors, chaired by Lucia Calvosa, on July 29, 2021, approved the start of the buy-back program for 2021, for a maximum amount of €400 million and a share count no greater than 252 million, in accordance with the targets set by the 2021-2024 strategic plan assuming a Brent reference scenario of 65 $/barrel and in execution of the authorization granted by the Shareholders Meeting held on May 12, 2021.

The buy-back program is aimed at recognizing shareholders an additional remuneration to complement the dividend distribution.

Purchases will be initiated in the last part of August 2021 and will end at the latest in April 2022.

The program will be executed through an authorized agent, who will take decisions regarding purchases at its own discretion, also in relation to the timing of the transactions and in compliance with daily price and volume thresholds. In particular, the purchase price of the shares will not deviate upwardly or downwardly by more than 5% from the official price of the day prior to each individual transaction recorded for the Eni S.p.A. share in the Electronic Share Market organized and managed by Borsa Italiana S.p.A. (“MTA”).

However, it cannot be higher than the higher price between the price of the last independent transaction and the price of the highest current independent purchase offer on the MTA.

Purchases will be made on the MTA, in compliance with art. 144-bis, paragraph 1, lett. b) of Consob Regulation 11971/1999 and the additional conditions provided for by the resolution of the Shareholders' Meeting of May 12, 2021, as well as complying with the provisions of Regulation (EU) 596/2014 on market abuse and the Delegated Regulation (EU) 2016/1052.

60	OTHER INFORMATION

As of July 29, 2021, Eni holds 33,045,197 treasury shares, equal to 0.92% of the share capital, purchased under previous buy-back programs. Eni’s controlled subsidiaries do not hold Eni’s shares. Details on purchases will be disseminated to the market in compliance with terms and conditions defined by the current legislation.

62	CONSOLIDATED INTERIM FINANCIAL STATEMENTS | FINANCIAL STATEMENTS

Consolidated Balance Sheet

		June 30, 2021		December 31, 2020
(€ million)	Note	Total amount	of which with related parties	Total amount	of which with related parties
ASSETS
Current assets
Cash and cash equivalents		9,713		9,413
Financial assets held for trading	(5)	6,407		5,502
Other current financial assets	(14)	563	44	254	41
Trade and other receivables	(6)	13,580	676	10,926	802
Inventories	(7)	4,593		3,893
Income tax receivables		160		184
Other current assets	(8) (20)	7,472	314	2,686	145
		42,488		32,858
Non-current assets
Property, plant and equipment	(9)	53,802		53,943
Right-of-use assets	(10)	4,806		4,643
Intangible assets	(11)	3,398		2,936
Inventory - Compulsory stock	(7)	1,318		995
Equity-accounted investments	(13)	6,368		6,749
Other investments	(13)	1,004		957
Other non-current financial assets	(14)	1,024	807	1,008	766
Deferred tax assets	(19)	4,409		4,109
Income tax receivables		153		153
Other non-current assets	(8) (20)	1,083	44	1,253	74
		77,365		76,746
Assets held for sale	(21)	136		44
TOTAL ASSETS		119,989		109,648
LIABILITIES AND EQUITY
Current liabilities
Short-term debt	(16)	3,161	124	2,882	52
Current portion of long-term debt	(16)	2,426		1,909
Current portion of long-term lease liabilities	(10)	971	126	849	54
Trade and other payables	(15)	14,302	1,785	12,936	2,100
Income tax payables		442		243
Other current liabilities	(8) (20)	9,955	201	4,872	452
		31,257		23,691
Non-current liabilities
Long-term debt	(16)	21,090		21,895
Long-term lease liabilities	(10)	4,312	45	4,169	112
Provisions	(18)	12,733		13,438
Provisions for employee benefits		1,226		1,201
Deferred tax liabilities	(19)	5,947		5,524
Income tax payables		342		360
Other non-current liabilities	(8) (20)	2,396	417	1,877	23
		48,046		48,464
Liabilities directly associated with assets held for sale	(21)	106
TOTAL LIABILITIES		79,409		72,155
Share capital		4,005		4,005
Retained earnings		24,530		34,043
Cumulative currency translation differences		4,932		3,895
Other reserves and equity instruments		6,507		4,688
Treasury shares		(581)		(581)
Profit (loss)		1,103		(8,635)
Equity attributable to equity holders of Eni		40,496		37,415
Non-controlling interest		84		78
TOTAL EQUITY	(22)	40,580		37,493
TOTAL LIABILITIES AND EQUITY		119,989		109,648

CONSOLIDATED INTERIM FINANCIAL STATEMENTS | FINANCIAL STATEMENTS	63

Profit and Loss Account

		First Half 2021		First Half 2020
(€ million)	Note	Total amount	of which with related parties	Total amount	of which with related parties
Sales from operations	(25)	30,788	835	22,030	556
Other income and revenues		651	16	460	19
REVENUES AND OTHER INCOME		31,439		22,490
Purchases, services and other	(26)	(22,117)	(3,702)	(17,186)	(3,329)
Net (impairments) reversals of trade and other receivables	(6)	(67)	(3)	(211)	61
Payroll and related costs	(26)	(1,493)	(16)	(1,542)	(19)
Other operating income (expense)	(20)	48	252	(373)	(75)
Depreciation and amortization	(9) (10) (11)	(3,322)		(3,857)
Net (impairments) reversals of tangible and intangible assets and right-of-use assets	(12)	(602)		(2,749)
Write-off of tangible and intangible assets	(9) (11)	(29)		(347)
OPERATING PROFIT (LOSS)		3,857		(3,775)
Finance income	(27)	1,831	31	2,153	64
Finance expense	(27)	(2,105)	(40)	(2,596)	(10)
Net finance income (expense) from financial assets held for trading	(27)	19		(7)
Derivative financial instruments	(20) (27)	(218)		(76)
FINANCE INCOME (EXPENSE)		(473)		(526)
Share of profit (loss) from equity-accounted investments		(477)		(1,404)
Other gain (loss) from investments		50		25
INCOME (EXPENSE) FROM INVESTMENTS	(13) (28)	(427)		(1,379)
PROFIT (LOSS) BEFORE INCOME TAXES		2,957		(5,680)
Income taxes	(29)	(1,845)		(1,652)
PROFIT (LOSS)		1,112		(7,332)
Attributable to Eni		1,103		(7,335)
Attributable to non-controlling interest		9		3
Earnings (loss) per share (€ per share)	(30)
Basic		0.30		(2.05)
Diluted		0.30		(2.05)

64	CONSOLIDATED INTERIM FINANCIAL STATEMENTS | FINANCIAL STATEMENTS

Statement of Comprehensive Income

(€ million)	First Half 2021	First Half 2020
Net profit (loss)	1,112	(7,332)
Other items of comprehensive income (loss)
Items that are not reclassified to profit or loss in later periods
Share of other comprehensive income (loss) on equity-accounted investments	2
Change of minor investments measured at fair value with effects to OCI	16	8
	18	8
Items that may be reclassified to profit or loss in later periods
Currency translation differences	1,037	(164)
Change in the fair value of cash flow hedging derivatives	(221)	(123)
Share of other comprehensive income (loss) on equity-accounted investments	(30)	46
Tax effect	64	35
	850	(206)
Total other items of comprehensive income (loss)	868	(198)
Total comprehensive income (loss)	1,980	(7,530)
Attributable to Eni	1,971	(7,533)
Attributable to non-controlling interest	9	3

CONSOLIDATED INTERIM FINANCIAL STATEMENTS | FINANCIAL STATEMENTS	65

Statement of Changes in Shareholders’ Equity

		Equity attributable to equity holders of Eni
(€ million)	Note	Share capital	Retained earnings	Cumulative currency translation differences	Other reserves and equity instruments	Treasury shares	Net profit (loss) for the period	Total	Non- controlling interest	Total equity
Balance at December 31, 2020	(22)	4,005	34,043	3,895	4,688	(581)	(8,635)	37,415	78	37,493
Incme (loss) for the first six months of 2021							1,103	1,103	9	1,112
Other items of comprehensive income (loss)
Share of “Other comprehensive income (loss)” on equity-accounted investments					2			2		2
Change of minor investments measured at fair value with effects to OCI					16			16		16
Items that are not reclassified to profit or loss in later periods					18			18		18
Currency translation differences				1,037				1,037		1,037
Change in the fair value of cash flow hedge derivatives net of tax effect					(157)			(157)		(157)
Share of “Other comprehensive income (loss)” on equity-accounted investments					(30)			(30)		(30)
Items that may be reclassified to profit or loss in later periods				1,037	(187)			850		850
Total comprehensive income (loss) of the period				1,037	(169)		1,103	1,971	9	1,980
Dividend distribution of Eni SpA			429				(1,286)	(857)		(857)
Dividend distribution of other companies									(5)	(5)
Allocation of 2020 net income			(9,921)				9,921
Increase in non-controlling interest relating to acquisition of consolidated entities									1	1
Issue of perpetual subordinated bonds					2,000			2,000		2,000
Coupon of perpetual subordinated bonds			(10)					(10)		(10)
Transactions with holders of equity instruments			(9,502)		2,000		8,635	1,133	(4)	1,129
Costs for the issue of perpetual subordinated bonds			(15)					(15)		(15)
Other changes			4		(12)			(8)	1	(7)
Other changes in shareholders’ equity			(11)		(12)			(23)	1	(22)
Balance at June 30, 2021	(22)	4,005	24,530	4,932	6,507	(581)	1,103	40,496	84	40,580

66      CONSOLIDATED INTERIM FINANCIAL STATEMENTS | FINANCIAL STATEMENTS

Statement of Changes in Shareholders’ Equity (continued)

		Equity attributable to equity holders of Eni
(€ million)	Note	Share capital	Retained earnings	Cumulative currency translation differences	Other reserves and equity instruments	Treasury shares	Net profit (loss) for the period	Total	Non-controlling interest	Total equity
Balance at December 31, 2019		4,005	35,894	7,209	1,564	(981)	148	47,839	61	47,900
Profit (loss) for the first six months of 2020							(7,335)	(7,335)	3	(7,332)
Other items of comprehensive income (loss)
Change of minor investments measured at fair value with effects to OCI					8			8		8
Items that are not reclassified to profit or loss in later periods					8			8		8
Currency translation differences				(162)	(2)			(164)		(164)
Change in the fair value of cash flow hedge derivatives net of tax effect					(88)			(88)		(88)
Share of “Other comprehensive income (loss)” on equity-accounted investments					46			46		46
Items that may be reclassified to profit or loss in later periods				(162)	(44)			(206)		(206)
Total comprehensive income (loss) of the period				(162)	(36)		(7,335)	(7,533)	3	(7,530)
Dividend distribution of Eni SpA			1,542				(3,078)	(1,536)		(1,536)
Dividend distribution of other companies									(3)	(3)
Allocation of 2019 income			(2,930)				2,930
Cancellation of treasury shares					(400)	400
Increase in non-controlling interest relating to acquisition of controlled entities									11	11
Transactions with shareholders			(1,388)		(400)	400	(148)	(1,536)	8	(1,528)
Other changes			(26)		23			(3)		(3)
Other changes in equity			(26)		23			(3)		(3)
Balance at June 30, 2020		4,005	34,480	7,047	1,151	(581)	(7,335)	38,767	72	38,839
Income (loss) for the second six months of 2020							(1,300)	(1,300)	4	(1,296)
Other items of comprehensive income (loss)
Remeasurements of defined benefit plans net of tax effect					9			9		9
Changes of minor investments measured at fair value with effects to OCI					16			16		16
Items that are not reclassified to profit or loss in later periods					25			25		25
Currency translation differences				(3,151)	1			(3,150)		(3,150)
Change in the fair value of cash flow hedge derivatives net of tax effect					557			557		557
Share of “Other comprehensive income (loss)” on equity-accounted investments					(14)			(14)		(14)
Items that may be reclassified to profit or loss in later periods				(3,151)	544			(2,607)		(2,607)
Total comprehensive income (loss) of the period				(3,151)	569		(1,300)	(3,882)	4	(3,878)
Interim dividend distribution of Eni SpA			(429)					(429)		(429)
Increase in non-controlling interest relating to acquisition of consolidated entities									4	4
Issue of perpetual subordinated bonds					3,000			3,000		3,000
Transactions with holders of equity instruments			(429)		3,000			2,571	4	2,575
Costs for the issue of perpetual subordinated bonds			(25)					(25)		(25)
Other changes			17	(1)	(32)			(16)	(2)	(18)
Other changes in shareholders’ equity			(8)	(1)	(32)			(41)	(2)	(43)
Balance at December 31, 2020	(22)	4,005	34,043	3,895	4,688	(581)	(8,635)	37,415	78	37,493

CONSOLIDATED INTERIM FINANCIAL STATEMENTS | FINANCIAL STATEMENTS      67

Statement of Cash Flows

(€ million)	Note	First Half 2021		First Half 2020
Profit (loss) of the period			1,112		(7,332)
Adjustments to reconcile profit (loss) to net cash provided by operating activities
Depreciation and amortization	(9) (10) (11)		3,322		3,857
Net Impairments (reversals) of tangible and intangible assets and right-of-use assets	(12)		602		2,749
Write-off of tangible and intangible assets	(9) (11)		29		347
Share of (profit) loss of equity-accounted investments	(13)		477		1,404
Net gain on disposal of assets			(88)		(4)
Dividend income	(28)		(66)		(72)
Interest income			(38)		(72)
Interest expense			394		458
Income taxes	(29)		1,845		1,652
Other changes			(176)		(78)
Cash flow from changes in working capital:			(1,797)		688
- inventories		(890)		1,061
- trade receivables		(1,916)		2,016
- trade payables		1,016		(2,605)
- provisions		(242)		(399)
- other assets and liabilities		235		615
Net change in the provisions for employee benefits			19		26
Dividends received			354		328
Interest received			15		33
Interest paid			(409)		(534)
Income taxes paid, net of tax receivables received			(1,502)		(1,072)
Net cash provided by operating activities			4,093		2,378
- of which with related parties	(32)		(2,584)		(2,312)
Cash flow from investing activities			(3,254)		(3,302)
- tangible assets	(9)		(2,276)		(2,469)
- prepaid right-of-use assets			(2)
- intangible assets	(11)		(111)		(99)
- consolidated subsidiaries and businesses net of cash and cash equivalent acquired	(23)		(331)		(109)
- investments	(13)		(540)		(155)
- securities and financing receivables held for operating purposes			(69)		(100)
- change in payables in relation to investing activities			75		(370)
Cash flow from disposals			306		98
- tangible assets			176		15
- intangible assets			1
- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of	(23)		76
- tax on disposals			(35)
- investments			19		6
- securities and financing receivables held for operating purposes			79		77
- change in receivables in relation to disposals			(10)
Net change in securities and financing receivables held for non-operating purposes			(1,185)		463
Net cash used in investing activities			(4,133)		(2,741)
- of which with related parties	(32)		(320)		(643)
Increase in long-term financial debt	(16)		1,333		4,292
Payments of long-term financial debt	(16)		(1,912)		(2,116)
Payments of lease liabilities	(10)		(445)		(462)
Increase (decrease) in short-term financial debt	(16)		218		731
Dividends paid to Eni's shareholders			(839)		(1,534)
Dividends paid to non-controlling interest			(5)		(3)
Issue of perpetual subordinated bonds	(22)		1,985
Coupon payment on perpetual subordinated bonds			(10)
Net cash used in financing activities			325		908
- of which with related parties	(32)		29		3
Effect of exchange rate changes and other changes on cash and cash equivalents			22		(12)
Net increase (decrease) in cash and cash equivalents			307		533
Cash and cash equivalents - beginning of the period			9,413		5,994
Cash and cash equivalents - end of the period (a)			9,720		6,527

(a) As of June 30, 2021, cash and cash equivalents included €7 million of cash and cash equivalents of consolidated subsidiaries held for sale that were reported in the item "Assets held for sale".

68      CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS

Notes on Condensed Consolidated Interim Financial Statements

IMPACT OF COVID-19 PANDEMIC

The macroeconomic environment has progressively improved during the first half of 2021 due to an effective vaccination campaign against Covid-19 in USA, UK and in the countries of Northwestern Europe, allowing for the gradual reopening of the economies and the recovery of the production activities. The strong performance of the Chinese GDP has strengthened the business cycle. In this context, oil demand rebounded significantly from the depressed level recorded during the pandemic peak in the second quarter of 2020. In the first half of 2021, oil prices increased 60% compared to the same period of 2020, also supported by the production management carried out by OPEC+ and by financial discipline of the international oil companies that maintained their investments at the levels of 2020. These developments have underpinned the significant improvement in the consolidated results of the Eni Group in the first half of 2021. The Group earned a profit of €1,103 million compared to a loss of €7,335 million of the first half of 2020, while the cash flow from operating activities increased by 72.1% to €4,093 million. However, the economy and consumer behavior have not yet returned to pre-pandemic normalcy as highlighted by the slow recovery in the airline sector, while downside risks are still lingering of the possible spread of new virus variants that can derail the growth trend of economies and the recovery of the global energy demand. Some operating segments of the Group have continued to face a difficult market environment, particularly the refining business which performance was affected by weak demands for jet fuel which led to an excess of supply in middle distillates and a significant deterioration of product spreads with respect to cost of crude oil with refining margins at historic lows, not seen even during the most severe phase of the pandemic. Based on a depressed refining scenario and higher compliance costs for the purchase of emission allowances, management has revised the profitability outlook of the refining assets with the recognition of impairment of about €900 million. Management confirms a conservative and selective financial framework in making investment decisions and continues to favor the preservation of the balance sheet in the cash allocation policy against a more constructive macro-backdrop compared to the beginning of the year or the corresponding period a year ago. Overall, the measures implemented in 2020, consisting in containing capital expenditures and reducing costs to counter the effects of the pandemic, allowed the Group to fully benefit from the recovery of the oil scenario with the exception, as highlighted, of the refining activity. The improvement in the Company's fundamentals, the robustness of the balance sheet, growth in cash flow after funding capital expenditures and the prospects of the oil market and the Group performance for the reminder of the year allow the management to significantly increase the cash returns to the shareholders in a Brent scenario of $65/bbl based on the Eni’s Remuneration Policy. The Company is planning for an annual dividend of €0.86 per share, of which 50% will be paid as interim in September; also a share buy-back program of €400 million will be activated over the next six months.

1 BASIS OF PRESENTATION

The Condensed Consolidated Interim Financial Statements as of June 30, 2021 (hereinafter Interim Financial Statements) have been prepared on a going concern basis in accordance with the requirements of IAS 34 “Interim Financial Reporting” (hereinafter IAS 34).

The Interim Financial Statements have been prepared in accordance with the same principles of consolidation and accounting policies described in the last Consolidated Annual Financial Statements (see the related report for more information), except for applying the International Financial Reporting Standards (hereinafter also IFRSs) effective from January 1, 2021, disclosed in the note “IFRSs not yet effective” of the last Consolidated Annual Financial Statements. Consistently with the requirements of IAS 34, the Interim Financial Statements include selected explanatory notes; conversely, the primary financial statements have been prepared in conformity to the requirements of IAS 1 “Presentation of Financial Statements” for a complete set of financial statements.

Current income taxes have been calculated based on the estimated taxable profit for the interim period. Current income tax assets and liabilities have been measured at the amount expected to be paid to/recovered from the taxation Authorities, using tax laws that have been enacted or substantively enacted by the end of the reporting period and the tax rates estimated on an annual basis.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS      69

Investments in subsidiaries, joint arrangements and associates as of June 30, 2021 are presented in the annex “List of companies owned by Eni SpA as of June 30, 2021”. This annex includes also the changes in the scope of consolidation.

On July 29, 2021, Eni’s Board of Directors approved the Interim Financial Statements as of June 30, 2021. The external auditor PricewaterhouseCoopers SpA carried out a limited review of the Interim Financial Statements; a limited review is significantly less in scope than an audit performed in accordance with the generally accepted auditing standards.

The Interim Financial Statements are presented in euros and all values are rounded to the nearest million euros (€ million).

2 CHANGES IN ACCOUNTING POLICIES

As indicated in the last Consolidated Annual Financial Statements, starting from 2021, the amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 “Interest Rate Benchmark Reform — Phase 2” (hereinafter the amendments) are effective. The amendments provide practical expedients and temporary exceptions from the application of some IFRS requirements related to financial instruments measured at amortised cost and/or hedging relationships modified as a consequence of the interest rate benchmark reform. This reform, still ongoing, provides for the replacement of some benchmark interest rates, e.g. LIBOR (London Interbank Offered Rate), with alternative risk-free rates.

With reference to the Eni Group, the cases affected by the IBOR reform essentially concern floating rate financial assets and floating rate financial liabilities measured at amortised cost and derivative financial instruments for which operational issues are mainly identified (e.g. renegotiation of loans with counterparties, implementation of fallback clauses, updating of information systems, etc.).

On this regard, an internal working group has been set up to monitor the regulatory and market developments, as well as to support the assessment of the impacts arising from the reform, the measurement of the exposures to benchmark rates to be replaced, the identification of the changes to be implemented and the transition to alternative risk-free rates.

As June 30, 2021, the Group holds, principally, financial instruments indexed to EONIA (European OverNight Index Average) and USD LIBOR benchmark rates, affected by the reform, which will be replaced, respectively, by December 31, 2021 and June 30, 2023, with €STR (Euro Short-Term Rate) and with SOFR (Secured Overnight Financing Rate). Furthermore, the Group plans to adhere, by the end of 2021, to the IBOR fallbacks protocol published by the International Swaps and Derivatives Association (ISDA).

The Group is currently completing the mapping of the contracts affected by the reform and assessing any related impacts.

3 SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The significant accounting estimates and judgements made by management are disclosed in the last Consolidated Annual Financial Statements.

4 INTERNATIONAL FINANCIAL REPORTING STANDARDS NOT YET ADOPTED

Besides the IFRSs not yet effective already disclosed in the last Consolidated Annual Financial Statements, a brief description of the recent pronouncements from the IASB and the EU endorsement activities is set out below.

IFRSs ISSUED BY THE IASB AND ADOPTED BY THE EU

By the Commission Regulation No. 2021/1080 issued by the European Commission on June 28, 2021, the following amendments were adopted:

•	the amendments to IAS 37, aimed to provide clarifications for the purpose of assessing whether a contract is onerous;

70       CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS

•	the amendments to IAS 16, aimed to state that the proceeds from selling items produced while the company is preparing the asset for its intended use shall be recognised in the profit and loss account, together with the related production costs;

•	the amendments to IFRS 3, aimed to: (i) replace all remaining references to the previous versions of the IFRS Framework with references to the new Conceptual Framework for Financial Reporting included in IFRS 3; (ii) provide clarifications on the requirements for recognising, at the acquisition date, provisions, contingent liabilities and levies assumed in a business combination; (iii) state explicitly that a contingent asset acquired in a business combination cannot be recognised;

•	the document “Annual Improvements to IFRS Standards 2018-2020 Cycle”, which includes, basically, technical and editorial amendments to existing IFRS standards.

The abovementioned amendments shall be applied for annual reporting periods beginning on or after January 1, 2022.

IFRSs ISSUED BY THE IASB AND NOT YET ADOPTED BY THE EU

On March 31, 2021, the IASB issued the amendments to IFRS 16 “Covid-19-Related Rent Concessions beyond 30 June 2021” (hereinafter the amendments to IFRS 16), aimed to extend the availability of the practical expedient, introduced in 2020 to permit lessees not to apply the lease modification requirements to rent concessions that occur as a direct consequence of the Covid-19 pandemic, also to rent concessions that reduce lease payments originally due on or before 30 June 2022, provided the other conditions for applying the practical expedient are met. The amendments to IFRS 16 shall be applied for annual reporting periods beginning on or after April 1, 2021.

On May 7, 2021, the IASB issued the amendments to IAS 12 “Deferred Tax related to Assets and Liabilities arising from a Single Transaction” (hereinafter the amendments to IAS 12), aimed to require companies to recognise deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments to IAS 12 shall be applied for annual reporting periods beginning on or after January 1, 2023.

Eni is currently reviewing the International Financial Reporting Standards not yet effective in order to determine the likely impact on the Group’s financial statements.

5 FINANCIAL ASSETS HELD FOR TRADING

(€ million)	June 30, 2021	December 31, 2020
Bonds issued by sovereign states	1,342	1,223
Other	5,065	4,279
	6,407	5,502

The breakdown by issuing entity and credit rating of securities does not show significant changes compared to the Annual Report 2020.

The fair value hierarchy is level 1 for €6,068 million and level 2 for €339 million. During the first half of 2021, there were no significant transfers between the different hierarchy levels of fair value.

6 TRADE AND OTHER RECEIVABLES

(€ million)	June 30, 2021	December 31, 2020
Trade receivables	9,446	7,087
Receivables from divestments	32	21
Receivables from joint ventures in exploration and production activities	2,409	2,293
Other receivables	1,693	1,525
	13,580	10,926

The increase in trade receivables of €2,359 million related to the Refining & Marketing and Chemical segment for €1,146 million and to Global Gas & LNG Portfolio segment for €833 million.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS I NOTES ON FINANCIAL STATEMENTS	71

In the first half of 2021, Eni divested without recourse receivables due beyond June 30, 2021 for €1,585 million (€1,377 million at December 31, 2020 due in 2021). Derecognized receivables related to trade receivables of the Refining & Marketing and Chemical segment for €1,131 million, Global Gas & LNG Portfolio segment for €398 million and Eni gas e luce, Power & Renewables segment for €56 million.

Receivables from joint ventures in exploration and production activities included amounts due by partners in unincorporated joint operations in Nigeria for €949 million (€1,015 million at December 31, 2020) in respect of contractual recovery of expenditures incurred at certain oil projects operated by Eni. The Nigerian national oil company NNPC owed Eni €510 million (€605 million at December 31, 2020), in relation to the funding of past investments. About 50% of this amount is subject to a “Repayment Agreement”, whereby Eni is to be reimbursed through the sale of the entitlement attributable to NNPC in certain rig-less petroleum initiatives with low mineral risk, with an expected completion of the reimbursement plan within the next two years based on Eni’s Brent price scenario. The receivable is stated net of a discount factor equal to 8%, calculated based on the risk of the underlying mineral initiative.

A privately held Nigerian oil company owed Eni €153 million of overdue receivable in connection with the funding of capital expenditures (€134 million at December 31, 2020). This amount was stated net of a provision based on the loss given default (LGD) defined by Eni for international oil companies in default status. During the first half of 2021, the partner suspended the payments of the cash calls, making a claim against the amounts billed. Arbitration procedures have been started for the resolution of the dispute.

At 30 June 2021, Egyptian national oil companies owed Eni €433 million of trade receivables for the supply of the gas produced by Eni in the country. In the previous years, an overdue receivables repayment plan (Proceed Settlement Agreement) was carried out starting in 2015, which provided cash advances in favor of Eni in Egyptian Pounds in relation to the funding of the operations of the Concession Agreements (including the Zohr project) in Country, to be offset by up to 35% of the amounts billed for the gas supplies to the national oil companies. The agreement ensured the repayment of the overdue until June 2021 when the advance was fully utilized.

Receivables from other counterparties comprised overdue trade receivables for €388 million (€376 million at December 31, 2020) towards the state-owned oil company of Venezuela, PDVSA, in relation to gas equity volumes supplied by the joint venture Cardón IV, equally participated by Eni and Repsol. Those trade receivables were divested by the joint venture to the two shareholders. The receivables were stated net of an allowance for doubtful accounts calculated considering an expected loss rate of 53%, estimated on the basis of average recovery percentages obtained by creditors in the context of sovereign defaults, adjusted to reflect the strategic value to an economy of the Oil & Gas sector. The tightening of the US sanction framework against Venezuela has prevented the implementation of a mechanism of credit offsetting through in-kind refunds, with assignments to Eni of oil products of PDVSA. Therefore, the amount of the receivable remained unchanged compared to the end of 2020, while the joint venture did not record collections for the supplies of gas volumes supplied in the period.

Amounts billed to customers following the triggering of the take-or-pay clause at long-term supply contracts amounted to €212 million (€325 million at December 31, 2020).

Trade and other receivables were stated net of a valuation allowance for doubtful accounts of €3,056 million (€3,157 million at December 31, 2020).

Net (impairment losses) reversals of trade and other receivables are disclosed as follows:

(€ million)	First Half 2021	First Half 2020
Net (impairment losses) reversals of trade and other receivables
New or increased provisions	(243)	(297)
Net credit losses	(23)	(4)
Reversals	199	90
	(67)	(211)

Additions to the allowance for doubtful accounts for trade and other receivables related: (i) for €140 million to the Exploration & Production segment provisions in relation to cash calls towards joint operators – State Oil Companies or International Oil Companies – in oil projects operated by Eni; (ii) for €89 million to the Eni gas e luce business line, particularly in the retail business.

72	CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS

Reversals of unused provisions related to the Exploration & Production segment for €169 million of which €150 million in relation to utilizations against the derecognition of receivables from the Nigerian state-owned company NNPC due to a settlement which recognized Eni’s rights to cost recovery as part of a larger agreement defining the extension and revision of the contractual terms of the license. The settled amounts will be reimbursed through the attribution to Eni and the other partners of a share of the state company’s oil entitlements in the project.

Receivables with related parties are disclosed in note 32 – Transactions with related parties.

7 NON-CURRENT AND CURRENT INVENTORIES

(€ million)	Current inventories	Non-current inventories
Gross carrying amount at December 31, 2020	4,241	1,006
Write down provisions at December 31, 2020	348	11
Net carrying amount at December 31, 2020	3,893	995
Changes of the period	567	323
Other changes	133
Net carrying amount at June 30, 2021	4,593	1,318
Gross carrying amount at June 30, 2021	4,915	1,318
Write down provisions at June 30, 2021	322

Non-current inventories – compulsory stock held for compliance purposes related to Italian subsidiaries for €1,299 million (€977 million at December 31, 2020) in accordance with minimum stock requirements for oil and petroleum products set forth by applicable laws.

The increase in current and non-current inventories was essentially due to recovery in hydrocarbons prices and oil products.

8 OTHER ASSETS AND LIABILITIES

	June 30, 2021				December 31, 2020
	Assets		Liabilities		Assets		Liabilities
(€ million)	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
Fair value of derivative financial instruments	6,166	102	6,302	137	1,548	152	1,609	162
Contract liabilities			331	759			1,298	394
Other Taxes	392	180	2,272	26	450	181	1,124	26
Other	914	801	1,050	1,474	688	920	841	1,295
	7,472	1,083	9,955	2,396	2,686	1,253	4,872	1,877

The fair value related to derivative financial instruments is disclosed in note 20 – Derivative financial instruments.

Other assets include: (i) gas volumes prepayments due to the take-or-pay obligations in relation to the Company’s long-term supply contracts, whose underlying current portion Eni plans to recover within the next 12 months for €259 million (€53 million at December 31, 2020) and beyond 12 months for €456 million (€651 million at December 31, 2020); (ii) underlifting positions of the Exploration & Production segment of €281 million (€338 million at December 31, 2020); (iii) non-current receivables for divesting activities for €11 million (same amount as of December 31, 2020).

Contract liabilities included: (i) in the first half of 2021, advances in Egyptian Pounds with an opening balance of €546 million relating to future supplies of equity hydrocarbons to Egyptian State-owned partners were completely offset by amounts billed for the gas supplies made in the period. These advances were cashed in previous reporting periods to fund the operations of Eni’s Concession Agreements in the Country, in particular the Zohr project. No further advances were cashed in the period due to the substantial completion of the investment activities; (ii) the current portion of advances received by Engie SA (former Suez) relating to a long-term agreement for supplying natural gas and electricity for €61 million (€62 million at December 31, 2020), the non-current portion amounting to €363 million (€393 million at December 31, 2020); (iii) advances received from Società Oleodotti Meridionali SpA for the infrastructure upgrade of the crude oil transport system at the Taranto refinery for €394 million (same amount as of December 31, 2020).

Other liabilities included: (i) overlifting imbalances of the Exploration & Production segment for €673 million (€559 million at December 31, 2020); (ii) liabilities for prepaid revenues and income for €378 million, of which current for €83 million (€398 million at December 31, 2020, of which current for €75 million); (iii) the value of gas not withdrawn by customers due to the triggering of the take-or-pay clause provided for by the relevant long-term contracts, the underlying volumes of which are expected to be withdrawn within the next 12 months for €69 million and beyond 12 months for €379 million (€65 million and €372 million at December 31, 2020, respectively); (iii) cautionary deposits from retail customers for the supply of gas and electricity for €225 million (€228 million at December 31, 2020); (iv) payables related to investing activities for €15 million.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS I NOTES ON FINANCIAL STATEMENTS	73

Transactions with related parties are described in note 32 – Transactions with related parties.

9 PROPERTY, PLANT AND EQUIPMENT

(€ million)	Property, plant and equipment
Gross carrying amount at December 31, 2020	184,641
Provisions for depreciation and impairments at December 31, 2020	130,698
Net carrying amount at December 31, 2020	53,943
Additions	2,276
Depreciation capitalized	45
Depreciation(a)	(2,778)
Reversals	480
Impairment losses	(1,077)
Write-off	(8)
Currency translation differences	1,416
Initial recognition and changes in estimates	(601)
Changes in the scope of consolidation	212
Other changes	(106)
Net carrying amount at June 30, 2021	53,802
Gross carrying amount at June 30, 2021	189,567
Provisions for depreciation and impairments at June 30, 2021	135,765

(a) Before capitalization of depreciation

Capital expenditures related to the Exploration & Production segment for €1,786 million (€2,010 million in the first half of 2020).

Information about impairment review performed in this interim report is reported in note 12 –Impairment review of tangible and intangible assets and right-of-use assets.

Currency translation differences primarily related to subsidiaries which utilize the US dollar as functional currency for €1,366 million.

Initial recognition and change in estimates include the decrease in the asset retirement cost of Exploration & Production segment mainly due to the increase in discount rates.

Changes in the scope of consolidation related to the inclusion of Spanish Egyptian Gas Co SAE for €174 million and the group FRI-EL Biogas (now EniBioCh4in) for €38 million.

74	CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS

Property, plant and equipment included capitalized costs related to wells, plant and machinery, pending exploration and appraisal activities and tangible assets in progress of the Exploration & Production segment as follows:

(€ million)	Wells, plant and machinery	Exploration assets and appraisal	Tangible assets in progress	Total
Book amount at December 31, 2020	39,648	1,341	7,118	48,107
Additions	40	161	1,567	1,768
Depreciation capitalized		11	34	45
Depreciation(a)	(2,523)			(2,523)
Reversals	412		68	480
Impairment losses	(49)		(75)	(124)
Write-off		(7)		(7)
Currency translation differences	1,140	42	203	1,385
Initial recognition and changes in estimates	(605)	(10)	14	(601)
Transfers	2,116	(2)	(2,114)
Other changes	(66)	(7)	31	(42)
Book amount at June 30, 2021	40,113	1,529	6,846	48,488

(a) Before capitalization of depreciation.

Transfers from E&P tangible assets in progress to E&P UOP wells, plant and machinery related for €2,114 million to progress in the development of reserves primarily in Indonesia, Kazakhstan, United States, Egypt and Iraq.

Other changes include the carrying amount of a 5% participating interest in the OML 17 property in Nigeria, which has been divested to a local operator. The transaction is currently being reviewed by the Nigerian antitrust authorities for alleged lack of communication regarding the transaction.

Exploration and appraisal activities of the first half of 2021 included write-offs of unsuccessful exploration wells costs for €7 million mainly in Angola and Egypt.

Unproved mineral interests, classified as tangible assets in progress, included the purchase price allocated to unproved reserves following business combinations or acquisition of individual properties in exploration/pre-development phase. Unproved mineral interests were as follows:

(€ million)	Congo	Nigeria	Turkmenistan	USA	Algeria	Egypt	United Arab Emirates	Total
Book amount at the December 31, 2020	203	860		114	100	18	468	1,763
Increases		16		3				19
Net (impairments) reversals	(54)		8					(46)
Currency differences and other changes	6	21		4	3		15	49
Book amount at June 30, 2021	155	897	8	121	103	18	483	1,785

Unproved mineral interests comprised the Oil Prospecting License 245 property in pre-development phase located offshore Nigeria, with an initial value of €825 million corresponding to the price paid in 2011 to the Nigerian Government to acquire a 50% interest in the property, with the partner Shell acquiring the remaining 50%. As of June 30, 2021, the net book value of the property amounted to €1,120 million, including capitalized exploration costs and pre-development costs. The acquisition of OPL 245 is subject to judicial proceedings in Italy and in Nigeria for alleged corruption and money laundering in respect of the Resolution Agreement signed on April 29, 2011, relating to the purchase of the license by Eni and Shell. This proceeding is fully disclosed in note 27 – Guarantees, Commitments and Risks of the Annual Financial Report 2020. The exploration period of the license OPL 245 expired on May 11, 2021. Eni is awaiting the conversion of the license into an Oil Mining Lease (OML) from the relevant Nigerian authorities to start the development of the reserves, having submitted an application for the conversion within the contractual terms and having verified compliance with all conditions and requirements provided for. Based on these considerations, Eni believes to have acquired the right to conversion. Consistently, the assessment of the recoverability of the asset book value was made in accordance with its value-in-use, which confirmed the book value also incorporating a stress test assuming possible delays in the start of production activities. However, considering the inaction of the Nigerian authorities in charge of the matter towards the legitimate request of the Company, in September 2020 Eni started an arbitration at ICSID, the International Centre for Settlement of Investment Disputes, to protect the value of its asset. In case of refusal to conversion, a continuing deadlock by the Nigerian authorities or other action suggesting an expropriation, in the next financial reports the Company will consider a reclassification of the asset and the evaluation of the underlying right for compensation.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS I NOTES ON FINANCIAL STATEMENTS	75

With regard to the legal proceedings before the Italian Judicial Authority, after the end of the reporting period, the Company was informed of an appeal filed by the Public Prosecutor and the recurring plaintiffs against the first instance acquittal sentence issued by the Court of Milan on 17 March, 2021.

10 RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

(€ million)	Right-of-use assets	Lease Liabilities
Gross carrying amount at December 31, 2020	6,381
Provisions for amortization and impairment at December 31, 2020	1,738
Net carrying amount at December 31, 2020	4,643	5,018
Additions	687	685
Decreases		(445)
Depreciation(a)	(454)
Impairment losses	(19)
Currency translation differences	97	103
Other changes	(148)	(78)
Net carrying amount at June 30, 2021	4,806	5,283
Gross carrying amount at June 30, 2021	6,994
Provisions for depreciation and impairment at June 30, 2021	2,188

(a) Before capitalization of depreciation for tangible assets

Right-of-use assets (RoU) related: (i) for €3,240 million (€3,274 million at December 31, 2020) to the Exploration & Production segment and mainly comprised leases of certain FPSO vessels hired in connection with operations at offshore development projects in Ghana (OCTP) and Angola (Block 15/06 West and East hub) and, in addition, the lease component of long-term leases of offshore rigs; (ii) for €817 million (€788 million at December 31, 2020) to the Refining & Marketing and Chemical segment relating to motorway concessions, land leases, leases of service stations for the sale of oil products, leasing of vessels for shipping activities and the car fleet dedicated to the car sharing business; (iii) for €566 million (€526 million at December 31, 2020) to the Corporate and other activities segment mainly regarding property rental contracts.

Lease liabilities related for €1,648 million (€1,652 million at December 31, 2020) to the portion of the liabilities attributable to the joint operators in Eni-led projects which will be recovered through the mechanism of the cash calls.

The short-term portion of liabilities for leased assets amounted to €971 million (€849 million at December 31, 2020).

Other changes in right-of-use assets and lease liabilities essentially related to early termination or renegotiation of lease contracts.

Lease liabilities with related parties are described in note 32 — Transactions with related parties.

76      CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS

11 INTANGIBLE ASSETS

(€ million)	Intangible assets with finite useful lives	Goodwill	Total
Gross carrying amount at December 31, 2020	7,635
Provisions for amortization and impairment at December 31, 2020	5,996
Net carrying amount at December 31, 2020	1,639	1,297	2,936
Additions	111		111
Amortization	(135)		(135)
Impairment losses	(6)		(6)
Reversals	20		20
Write-off	(21)		(21)
Changes in the scope of consolidation	222	248	470
Currency translation differences	21	5	26
Other changes	(3)		(3)
Net carrying amount at June 30, 2021	1,848	1,550	3,398
Gross carrying amount at June 30, 2021	7,999
Provisions for amortization and impairment at June 30, 2021	6,151

Additions of €111 million (€99 million in the first half of 2020) included the capitalization of costs for customer acquisition in the Eni gas luce business line for €70 million (€57 million in the first half of 2020).

Write-offs of €21 million related to exploration licenses due to the abandonment of underlying initiatives for geopolitical and environmental factors.

As of June 30, 2021, the carrying amount of intangible assets with finite useful life included exploration licence and leasehold acquisition costs as follows:

(€ million)	June 30, 2021	December 31, 2020
Proved licence and leasehold property acquisition costs	239	225
Unproved licence and leasehold property acquisition costs	655	653
Other mineral interests		10
	894	888

Changes in the scope of consolidation of goodwill related for €167 million to the 100% acquisition of Aldro Energía y Soluciones SLU, a company operating in the market for the sale of electricity, gas and energy services to residential customers, small and medium-sized businesses and big companies and for €79 million to the 100% acquisition of FRI-EL Biogas Holding (now EniBioCh4in SpA), leader in the Italian biogas production sector. Goodwill deriving from business combinations was determined on a provisional basis.

The carrying amount of goodwill is stated net of cumulative impairment charges amounting to €2,466 million as of June 30, 2021.

In the first half of 2021, management did not identify any impairment indicator relating to goodwill.

12 IMPAIRMENT REVIEW OF TANGIBLE AND INTANGIBLE ASSETS AND RIGTH-OF-USE ASSETS

The criteria adopted to identify the Group’s Cash Generating Units (CGU) and to perform the impairment review of the recoverability of the carrying amounts of fixed assets remain unchanged from the Annual Report 2020 (see note 14 – Impairment review of tangible and intangible assets and right-of-use assets).

During the first half of 2021, the energy scenario has strengthened considerably compared to the corresponding period of last year and the situation at the beginning of the year. Oil market were supported by better fundamentals due to the reopening of the US and European economies which lifted consumption, while oil supply was limited by the production management implemented by countries of the OPEC+ alliance and by the financial discipline and capital constraints of international oil companies and, in particular, US producers of shale oil. World crude oil inventories gradually normalized, returning in line with historical averages. These developments drove an increase in the price of crude oil with the Brent reference price up by of approximately 60%. Natural gas prices recorded double or triple increases due to a particularly cold winter season in Southern-Eastern Asia and the reduction in the production of associated gas by US shale upstreamers which reduced global LNG oversupply. Therefore, there were no impairment indicators for the Exploration & Production segment.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS	77

The weighted average cost of capital (WACC) used to discount cash flows associated to the CGUs remained essentially unchanged, as management recognized a low reduction in the market risk premium parameters and in the yields of risk-free assets, offset by an increase in the volatility of the Eni stare.

In addition, the impairment indicator represented by the difference between the market capitalization of Eni and the book value of consolidated net assets has substantially halved compared to the end of 2020.

The improvement in the economic cycle has yet to be felt in other of Eni's operating segments. The refining business was negatively and materially affected by a depressed scenario with the Eni SERM benchmark margin falling to historical lows and below zero throughout the first half 2021. This trend was driven by the persistence of the effects of the pandemic which forced the countries of the OPEC+ alliance to slowly curb the production quotas thus supporting the cost of crude oil, while demands for products was weak, in particular for middle distillates. In addition, expenses for the purchase of emission allowances under the European ETS have doubled as result of the recovery in the economic activities and the emission reduction targets provided for by the new European climate law. Based on these drivers, management revised downwards the short-to-medium term projections of future expected cash flows associated to refineries, recognizing an impairment of about €900 million, substantially zeroing the residual carrying amount of Sannazzaro and Milazzo plants and of the joint operations in Germany. Cash flows were discounted by using the WACC adjusted for country risk equal to 6.3%.

These impairments were partially offset by reversals of previous impairment losses at some Exploration & Production CGUs for €376 million, in particular, gas fields in Italy and other assets in Turkmenistan, Libya, Algeria, Nigeria, Timor Leste and USA, mainly driven by higher hydrocarbon prices.

13 INVESTMENTS

Equity-accounted investments

(€ million)	Equity- accounted investments
Carrying amount at December 31, 2020	6,749
Additions and subscriptions	534
Divestments and reimbursements	(252)
Share of profit (loss) of equity-accounted investments	(468)
Deduction for dividends	(291)
Currency translation differencies	166
Other changes	(70)
Carrying amount at June 30, 2021	6,368

Acquisitions and share capital increases mainly related for €478 million to the acquisition from Equinor New Energy and SSE Renewables of a 20% stake in Doggerbank Offshore Wind Farm Project 1 Holdco Ltd and Doggerbank Offshore Wind Farm Project 2 Holdco Ltd, which are developing the Dogger Bank (A and B) offshore wind project for electricity production in the British North Sea for a total capacity at 100% of 2.4 GW (480 MW in Eni’s interest). The construction is expected to be completed by 2023-2024.

Divestments and reimbursement essentially related to the sale of Unión Fenosa Gas SA for €233 million to the Spanish partner Naturgy following the corporate restructuring of Unión Fenosa Gas through the splitting of the related assets among the shareholders.

Eni’s share of the results of entities accounted for under the equity method mainly comprised a loss incurred at the Vår Energi AS joint venture for €254 million due to impairment losses recorded at the CGUs of the investee driven by a delayed start-up of certain projects and cost overruns and of the Saipem SpA joint venture for €242 million driven by losses at contract works.

Deduction for dividends related for €276 million to Vår Energi AS.

78	CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS

As of June 30, 2021, the carrying amount and the market value of Saipem SpA, the only company owned by Eni listed in a regulated stock market, was as follows:

		Saipem SpA
Number of shares held		308,767,968
% of the investment		31.08
Share price	(€)	2.041
Market value	(€ million)	630
Book value	(€ million)	662

As of June 30, 2021, the fair value of Saipem was 5% lower than the book value in Eni’s financial statements. Given the volatility of the stock and the significant investment cuts implemented by the oil companies in the short and medium term in response to the uncertainties of the oil scenario and the review of capital allocation policies, management performed an impairment review of the book value of the investment based on an internal estimation of its value in use, which supported the carrying amount.

As of June 30, 2021, the book value of the investments included Abu Dhabi Oil Refining Co (Takreer) for €2,401 million, Angola LNG Ltd for €1,098 million, Saipem SpA for €662 million and Vår Energi AS for €640 million.

Other investments

(€ million)	Other investments
Carrying amount at December 31, 2020	957
Additions and subscriptions	6
Valuation at fair value with effects to OCI	16
Other changes	25
Carrying amount at June 30, 2021	1,004

Other investments are minority interests in unlisted entities functional to the business. For the evaluation method applied, see the Annual Report 2020.

As of June 30, 2021, the book value primarily related to Nigeria LNG Ltd for €597 million, Saudi European Petrochemical Co “IBN ZAHR” for €137 million and Novamont SpA for €77 million.

Dividends distributed are disclosed in note 28 – Income (expense) from investments.

Investments in subsidiaries, joint arrangements, associates and significant investments as of June 30, 2021 are presented in the annex “List of companies owned by Eni SpA as of June 30, 2021”.

14 OTHER FINANCIAL ASSETS

	June 30, 2021		December 31, 2020
(€ million)	Current	Non-current	Current	Non-current
Long-term financing receivables held for operating purposes	22	969	29	953
Short-term financing receivables held for operating purposes	24		22
	46	969	51	953
Financing receivables held for non-operating purposes	517		203
	563	969	254	953
Securities held for operating purposes		55		55
	563	1,024	254	1,008

Financing receivables are stated net of the valuation allowance for doubtful accounts of €393 million (€352 million at December 31, 2020).

Financing receivables held for operating purposes primarily related to funds provided to joint agreements and associates for the execution of industrial projects of interest to Eni in the Exploration & Production segment (€900 million). These receivables are the expression of long-term interests in the underlying industrial initiatives. The largest exposure was towards the joint venture Cardón IV SA (Eni's interest 50%) in Venezuela, which is currently operating the Perla offshore gas field, with €421 million of financing receivable (€383 million at December 31, 2020). This amount will be recovered through the cash flows associated with the sales of gas reserves which have discounted to factor in a higher level of the counterparty risk by considering a deferral in the timing of collection of future revenues.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS	79

Fair value of non-current financing receivables held for operating purposes of €969 million has been estimated based on the present value of expected future cash flows discounted at rates ranging from -0.5% to 1.8% (-0.5% and 1.4% at December 31, 2020).

Financing receivables held for non-operating purposes primarily related to bank deposits and restricted deposits in escrow to guarantee transactions on derivative contracts.

Fair value of securities derived from quoted market prices and amounted to €55 million.

Receivables with related parties are described in note 32 – Transactions with related parties.

15 TRADE AND OTHER PAYABLES

(€ million)	June 30, 2021	December 31, 2020
Trade payables	10,098	8,679
Down payments and advances from joint ventures in exploration & production activities	429	417
Payables for purchase of non-current assets	1,481	1,393
Payables due to joint ventures in exploration & production activities	1,114	1,120
Other payables	1,180	1,327
	14,302	12,936

The increase in trade payables of €1,419 million related to the Global Gas & LNG Portfolio segment for €1,040 million and the Refining & Marketing and Chemical segment for €506 million.

Other payables included: (i) the amounts to be paid due to the triggering of the take-or-pay clause of the long-term supply contracts for €210 million (€376 million at 31 December 2020); (ii) payroll payables for €205 million (€255 million at December 31, 2020); (iii) payables for social security contributions for €90 million (€92 million at December 31, 2020).

Payables due to related parties are described in note 32 – Transactions with related parties.

16 FINANCIAL DEBTS

	June 30, 2021				December 31, 2020
(€ million)	Short-term debt	Current portion of long-term debt	Long-term debt	Total	Short-term debt	Current portion of long-term debt	Long-term debt	Total
Banks	607	336	2,344	3,287	337	759	3,193	4,289
Ordinary bonds		1,681	17,729	19,410		1,140	18,280	19,420
Convertible bond		398		398			396	396
Sustainability-Linked bond			996	996
Commercial papers	2,116			2,116	2,233			2,233
Other financial institutions	438	11	21	470	312	10	26	348
	3,161	2,426	21,090	26,677	2,882	1,909	21,895	26,686

In the first half of 2021, Eni signed sustainability-linked financial contracts with leading banking institutions which provide for an adjustment mechanism of the funding cost linked to the achievement of certain sustainability targets. At June 30, 2021, financial liabilities to banks included sustainability-linked contracts for €1,300 million.

Eni entered into long-term borrowing facilities with the European Investment Bank. These borrowing facilities are subject to the maintenance of a minimum level of credit rating. According to the agreements, should the Company lose the minimum credit rating, new guarantees could be required to be agreed upon with the European Investment Bank. As of June 30, 2021, debts subjected to restrictive covenants amounted to €975 million (€1,051 million at December 31, 2020). Eni was in compliance with those covenants.

Ordinary bonds were issued as a part of the Euro Medium Term Notes Program for a total of €16,248 million. Other bonds amounted to €3,162 million.

80	CONSOLIDATED INTERIM FINANCIAL STATEMENTS I NOTES ON FINANCIAL STATEMENTS

The following table provides a breakdown of ordinary bonds by issuing entity, maturity date, interest rate and currency:

	Amount	Discount on bond issue and accrued expense	Total	Currency	Maturity		Rate %
(€ million)					from	to	from	to

Issuing entity
Euro Medium Term Notes
Eni SpA	1,200	38	1,238	EUR		2025		3.750
Eni SpA	1,000	29	1,029	EUR		2023		3.250
Eni SpA	1,000	10	1,010	EUR		2029		3.625
Eni SpA	1,000	2	1,002	EUR		2026		1.500
Eni SpA	1,000		1,000	EUR		2031		2.000
Eni SpA	1,000	(1)	999	EUR		2030		0.625
Eni SpA	1,000	(6)	994	EUR		2026		1.250
Eni SpA	900	1	901	EUR		2024		0.625
Eni SpA	800	13	813	EUR		2021		2.625
Eni SpA	800	(6)	794	EUR		2028		1.625
Eni SpA	750	3	753	EUR		2024		1.750
Eni SpA	750	1	751	EUR		2027		1.500
Eni SpA	750		750	EUR		2034		1.000
Eni SpA	700		700	EUR		2022		0.750
Eni SpA	650		650	EUR		2025		1.000
Eni SpA	600		600	EUR		2028		1.125
Eni Finance International SA	1,471	(3)	1,468	USD	2026	2027		variable
Eni Finance International SA	795	1	796	EUR	2025	2043	1.275	5.441
	16,166	82	16,248
Other bonds
Eni SpA	841	6	847	USD		2023		4.000
Eni SpA	841	3	844	USD		2028		4.750
Eni SpA	841	(1)	840	USD		2029		4.250
Eni SpA	294	1	295	USD		2040		5.700
Eni USA Inc	336		336	USD		2027		7.300
	3,153	9	3,162
	19,319	91	19,410

As of June 30, 2021, bonds maturing within 18 months amounted to €1,513 million. During the first half of 2021, Eni did not issue new ordinary bonds.

Eni has in place a program for the issuance of Euro Medium Term Notes up to €20 billion, of which €17.2 billion were drawn as of June 30, 2021.

Commercial papers were issued by the Group’s financial subsidiaries.

The following table provides a breakdown of convertible bond issued by Eni SpA as of June 30, 2021:

(€ million)	Amount	Discount on bond issue and accrued expense	Total	Currency	Maturity	Rate (%)
Eni SpA	400	(2)	398	EUR	2022	0.000

The non-dilutive equity-linked bond provides for a redemption value linked to the market price of Eni’s shares. The bondholders have "conversion" rights at certain times and/or in the presence of certain events, while the bonds will be cash-settled, without dilutive effects for the shareholders. Accordingly, to hedge its exposure, Eni purchased cash-settled call options relating to Eni shares that will be settled on a net cash basis. The bond conversion price is equal €17.62 and includes a 35% premium with respect to the Eni’s share reference price at the date of issuance. The convertible bond is measured at amortized cost. The conversion option, embedded in the financial instrument issued, and the call option on Eni’s shares acquired are valued at fair value with effects recognized through profit and loss. The bond expires within the next 18 months.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS I NOTES ON FINANCIAL STATEMENTS	81

As part of the Euro Medium Term Notes program, in the first half of 2021, Eni issued a sustainability-linked bond for a nominal amount of €1 billion linked to the achievement of the following sustainability targets: (i) net carbon footprint upstream (GHG emission Scope 1 and 2) equal to or lower than 7.4 million tons of CO2 equivalent as of December 31, 2024; (ii) renewable energy installed capacity equal to or greater than 5 GW as of December 31, 2025. If one of the targets is not achieved, a step-up mechanism will be applied, increasing the interest rate.

Information relating to the sustainability-linked bond is as follows:

(€ million)	Amount	Discount on bond issue and accrued expense	Total	Currency	Maturity	Rate (%)
Eni SpA	1,000	(4)	996	EUR	2028	0.375

As of June 30, 2021, Eni retained undrawn short-term uncommitted borrowing facilities amounting to €6,286 million (€7,183 million at December 31, 2020) and undrawn long-term committed borrowing facilities of €5,050 million (€5,295 million at December 31, 2020) and undrawn long-term sustainability-linked borrowing facilities for €3,200 million. Those facilities bore interest rates reflecting prevailing conditions on the marketplace.

As of June 30, 2021, Eni did not identify any default on covenants or other contractual provisions in relation to borrowing facilities.

Fair value of long-term debt, including the current portion of long-term debt is described below:

(€ million)	June 30, 2021	December 31, 2020
Ordinary bonds	23,819	22,429
Convertible bonds	511	497
Banks	2,716	4,008
Other financial institutions	32	36
	27,078	26,970

Fair value of financial debt has been estimated based on the present value of expected future cash flows discounted at rates ranging from –0.5% to 1.8% (-0.5% and 1.4% at December 31, 2020).

Because of the short-term maturity and conditions of remuneration of short-term debts, the fair value approximated the carrying amount.

CHANGES IN LIABILITIES ARISING FROM FINANCING ACTIVITIES

(€ million)	Long-term debt and current portion of long- term debt	Short-term debt	Long-term and current portion of long- term lease liabilities	Total
Carrying amount at December 31, 2020	23,804	2,882	5,018	31,704
Cash flows	(579)	218	(445)	(806)
Currency translation differences	114	(52)	115	177
Other non-monetary changes	177	113	595	885
Carrying amount at June 30, 2021	23,516	3,161	5,283	31,960

Other non-monetary changes include €685 million of lease liabilities assumptions.

Lease liabilities are described in note 10 – Right-of-use assets and lease liabilities.

Debts with related parties are described in note 32 – Transactions with related parties.

82	CONSOLIDATED INTERIM FINANCIAL STATEMENTS I NOTES ON FINANCIAL STATEMENTS

17 INFORMATION ON FINANCIAL INDEBTEDNESS

The statement of indebtedness was updated on the basis of Consob provisions which required new items or new aggregations of existing items. Financial indebtedness of the comparative period was restated without quantitative changes.

(€ million)	June 30, 2021	December 31, 2020
A. Cash	2,129	2,500
B. Cash equivalents	7,584	6,913
C. Other current financial assets	6,924	5,705
D. Liquidity (A+B+C)	16,637	15,118
E. Current financial debt	5,240	4,022
F. Current portion of non-current financial debt	1,318	1,618
G. Current financial indebtedness (E+F)	6,558	5,640
H. Net current financial indebtedness (G-D)	(10,079)	(9,478)
I. Non-current financial debt	6,677	7,388
J. Debt instruments	18,725	18,676
K. Non-current trade and other payables
L. Non-current financial indebtedness (I+J+K)	25,402	26,064
M. Total financial indebtedness (H+L)	15,323	16,586

Cash and cash equivalents included approximately €210 million subject to foreclosure by third parties.

Other current financial assets include: (i) financial assets held for trading disclosed in note 5 – Financial assets held for trading; (ii) financial receivables disclosed in note 14 – Other financial assets.

The breakdown of current and non-current financial debts is disclosed in note 16 – Financial debts.

Current portion of non-current financial debt and non-current financial debt include lease liabilities of €971 million and €4,312 million (€849 million and €4,169 million at December 31, 2020, respectively) of which €1,648 million (€1,652 million at December 31, 2020) related to the share of joint operators in upstream projects operated by Eni which will be recovered through a partner cash-call billing process.

18 PROVISIONS

(€ million)	Provisions for contingencies
Carrying amount at December 31, 2020	13,438
New or increased provisions	216
Initial recognition and changes in estimates for site restoration, abandonment and social project	(601)
Accretion discount	75
Reversal of utilized provisions	(465)
Reversal of unutilized provisions	(58)
Currency translation differences	197
Other changes	(69)
Carrying amount at June 30, 2021	12,733

Provisions recognized in the first half of 2021 primarily related to environmental costs and contractual disputes.

The decrease in initial recognition and changes in estimates for site restoration, abandonment and social project of the Exploration & Production segment was primarily due as consequence of an increase in the discount rates.

Utilizations related to the progress in spending the accrued amounts in environmental remediation projects and compensations for insurance claims.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS I NOTES ON FINANCIAL STATEMENTS	83

19 DEFERRED TAX ASSETS AND LIABILITIES

(€ million)	June 30, 2021	December 31, 2020
Deferred tax liabilities before offsetting	8,938	8,581
Deferred tax assets available for offset	(2,991)	(3,057)
Deferred tax liabilities	5,947	5,524
Deferred tax assets before offsetting (net of accumulated write-down provisions)	7,400	7,166
Deferred tax liabilities available for offset	(2,991)	(3,057)
Deferred tax assets	4,409	4,109

The following table summarizes the changes in deferred tax liabilities and assets:

(€ million)	Deferred tax liabilities before offsetting	Deferred tax assets before offsetting, gross	Accumulated write-downs of deferred tax assets	Deferred tax assets before offsetting, net of accumulated write-downs
Carrying amount at December 31, 2020	8,581	(16,231)	9,065	(7,166)
Changes of the period	(51)	(14)	163	149
Currency translation differences	260	(268)	72	(196)
Other changes	148	(268)	81	(187)
Carrying amount at June 30, 2021	8,938	(16,781)	9,381	(7,400)

Income taxes are described in note 29 – Income taxes.

84	CONSOLIDATED INTERIM FINANCIAL STATEMENTS I NOTES ON FINANCIAL STATEMENTS

20 DERIVATIVE FINANCIAL INSTRUMENTS

	June 30, 2021			December 31, 2020
(€ million)	Fair value asset	Fair value liability	Level of Fair value	Fair value asset	Fair value liability	Level of Fair value
Non-hedging derivatives
Derivatives on exchange rate
- Currency swap	38	127	2	125	127	2
- Interest currency swap	71		2	128	2	2
- Outright	4	5	2	4	7	2
	113	132		257	136
Derivatives on interest rate
- Interest rate swap	13	57	2	23	74	2
	13	57		23	74
Derivatives on commodities
- Future	1,002	902	1	418	447	1
- Over the counter	160	142	2	89	77	2
- Other	7	17	2	5		2
	1,169	1,061		512	524
	1,295	1,250		792	734
Trading derivatives
Derivatives on commodities
- Over the counter	5,907	5,824	2	1,167	1,451	2
- Future	2,466	2,472	1	440	525	1
- Options	17	19	1	4	3	2
	8,390	8,315		1,611	1,979
Cash flow hedge derivatives
Derivatives on commodities
- Over the counter	4	298	2	209	30	2
- Future	204	149	1	119	8	1
- Options		51	3		51	2
	208	498		328	89
Derivatives on interest rate
- Interest rate swap		1	1
		1
	208	499		328	89
Option embedded in convertible bonds	1	1	2	2	2	2
Gross amount	9,894	10,065		2,733	2,804
Offsetting	(3,626)	(3,626)		(1,033)	(1,033)
Net amount	6,268	6,439		1,700	1,771
Of which:
- current	6,166	6,302		1,548	1,609
- non-current	102	137		152	162

During the first half of 2021, Eni entered into sustainability-linked interest currency swaps with leading banking institutions which provide for a cost adjustment mechanism linked to the achievement of certain sustainability targets. At June 30, 2021, the fair value of these contracts amounted to €3 million.

Derivative fair values are estimated based on market quotations provided by primary info-provider while fair values of non-quoted derivative instruments are determined by appropriate valuation techniques generally adopted in the financial field.

During the first half of 2021, there were no transfers between the different hierarchy levels of fair value.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS I NOTES ON FINANCIAL STATEMENTS	85

Effects recognized in other operating profit (loss)

Other operating profit (loss) related to derivative financial instruments on commodity consisted of the following:

(€ million)	First Half 2021	First Half 2020
Net income (loss) on cash flow hedging derivatives	6	(1)
Net income (loss) on other derivatives	42	(372)
	48	(373)

Effects recognized in finance income (loss)

Finance income (loss) on derivative financial instruments consisted of the following:

(€ million)	First Half 2021	First Half 2020
Derivatives on exchange rate	(235)	(28)
Derivatives on interest rate	17	(48)
	(218)	(76)

Derivative financial instruments with related parties are reported in note 32 — Transactions with related parties.

21 ASSETS HELD FOR SALE AND LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS HELD FOR SALE

As of June 30, 2021, assets held for sale and directly associated liabilities of €136 million and €106 million, respectively, related to: (i) an agreement for the sale of the entire Pakistan assets to Prime International Oil & Gas Company involving the 100% stake of the consolidated companies Eni AEP Ltd, Eni Pakistan Ltd, Eni Pakistan (M) Ltd Sàrl and Eni New Energy Pakistan (Private) Ltd. The activities covered by the agreement include interests in eight development and production licenses in the Kithar Fold Belt, and the Middle Indus Basins and four exploration licenses in the Middle Insud and the Indus Offshore Basins. The carrying amount of assets held for sale and liabilities directly associated amounted to €113 million (of which current assets for €74 million) and €106 million (of which current liabilities for €21 million), respectively; (ii) the sale of tangible assets for a total carrying amount of €23 million.

22 EQUITY

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF ENI

(€ million)	June 30, 2021	December 31, 2020
Share capital	4,005	4,005
Retained earnings	24,530	34,043
Cumulative currency translation differences	4,932	3,895
Other reserves and equity instruments:
- Perpetual subordinated bonds	5,000	3,000
- Legal reserve	959	959
- Reserve for treasury shares	581	581
- Reserve for OCI on cash flow hedging derivatives	(174)	(5)
- Reserve for OCI on defined benefit plans	(163)	(165)
- Reserve for OCI on equity-accounted investments	62	92
- Reserve for OCI on other investments valued at fair value	52	36
- Other reserves	190	190
Treasury shares	(581)	(581)
Net profit (loss)	1,103	(8,635)
	40,496	37,415

86	CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS

SHARE CAPITAL

As of June 30, 2021, the parent company’s issued share capital consisted of €4,005,358,876 (same amounts as of December 31, 2020) represented by 3,605,594,848 ordinary shares without nominal value (same amounts as of December 31, 2020).

On May 12, 2021, Eni’s Shareholders’ Meeting declared: (i) to distribute a dividend of €0.24 per share, with the exclusion of treasury shares held at the ex-dividend date, in full settlement of the 2020 dividend of €0.36 per share, of which €0.12 per share paid as interim dividend. The balance was paid on 26 May 2021, to shareholders on the register on May 24, 2021, record date on May 25, 2021; (ii) to authorize the Board of Directors pursuant to and for art. 2357 of the Civil Code to proceed, within 18 months from the date of the resolution, with the purchase of a maximum number of shares equal to 7% of the ordinary shares (and 7% of the share capital) of the Company (without calculating treasury shares already own), for a total amount up to €1,600 million. At June 30, 2021, in execution of this resolution, no shares were acquired.

PERPETUAL SUBORDINATED HYBRID BONDS

In the first half of 2021, perpetual subordinated hybrid bonds increased by €2 billion as consequence of two new emissions amounting to €1 billion each, issuing costs amounting to €15 million.

The hybrid bonds are governed by English law and are traded on the regulated market of the Luxembourg Stock Exchange.

The key characteristics of the two new bonds issued in the first half of 2021 are: (i) €1 billion perpetual 6-year subordinated non-call hybrid notes with a re-offer price of 100% and an annual fixed coupon of 2.000% until the first reset date of May 11, 2027. As from such date, unless it has been redeemed in whole on or before the first reset date, which is the last day for the first optional redemption, the bond will bear interest per annum determined according to the relevant 5-year Euro Mid Swap rate plus an initial spread of 220.4 basis points, increased by an additional 25 basis points as from May 11, 2032 and a subsequent increase of additional 75 basis points as from May 11, 2047; (ii) €1 billion perpetual 9-year subordinated non-call hybrid notes with a re-offer price of 99.607% and an annual fixed coupon of 2.750% until the first reset date of May 11, 2030. As from such date, unless it has been redeemed in whole on or before the first reset date, which is the last day for the first optional redemption, the bond will bear interest per annum determined according to the relevant 5-year Euro Mid Swap rate plus an initial spread of 277.1 basis points, increased by additional 25 basis points as from May 11, 2035 and a subsequent increase of additional 75 basis points as from May 11, 2050.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS	87

23 OTHER INFORMATION

Supplemental cash flow information

(€ million)	First Half 2021	First Half 2020
Investment in consolidated subsidiaries and businesses
Current assets	101	15
Non-current assets	368	182
Net borrowings	(51)	(64)
Current and non-current liabilities	(66)	(11)
Net effect of investments	352	122
Non-controlling interests	(1)	(10)
Purchase price	351	112
Cash and cash equivalents	(20)	(3)
Consolidated subsidiaries and businesses net of cash and cash equivalent acquired	331	109

Disposal of consolidated subsidiaries and businesses
Disposal of businesses	2
Non-current assets	233
less:
Investments and businesses acquired
Current assets	371
Non-current assets	394
Net borrowings	(128)
Current and non-current liabilities	(436)
Total acquisitions	201
Total net disposals	34
Cash and cash equivalents acquired	42
Consolidated subsidiaries and businesses net of cash and cash equivalent disposed of	76

Investments of the first half of 2021 related to the 100% acquisition by Eni gas e luce SpA of Aldro Energía y Soluciones SLU, a company operating in the market of the sale of electricity, gas and energy services to residential customers, small and medium-sized businesses and big companies and the 100% acquisition by Ecofuel SpA of FRI-EL Biogas Holding (now EniBioCh4in SpA), leader in the Italian biogas production sector. The purchase price allocations of business combinations were determined on a provisional basis.

Divestments of the first half of 2021 concerned the restructuring of Unión Fenosa Gas SA following the agreement signed with the authorities of the Arab Republic of Egypt (ARE) and the Spanish company Naturgy for the resolution of all the pending issues with the Egyptian partners relating to the joint venture Unión Fenosa Gas which resulted in a cash adjustment to Eni, included in the divestments. The purchase price allocations of net assets acquired were determined on a provisional basis.

Investments of the first half of 2020 related to the acquisition by Eni gas e luce SpA of the 70% stake in Evolvere, a group operating in solar distributed generation from renewable sources and to the acquisition by Eni New Energy SpA of 100% stake in three companies holding authorization rights for the construction of three wind projects in Puglia. The purchase price allocations were determined on a provisional basis and the differentials between the prices paid and the relative fair values of the net assets acquired have been allocated to goodwill.

24 GUARANTEES, COMMITMENTS AND RISKS

GUARANTEES, COMMITMENTS AND RIKS

As of June 30, 2021, the amount of the guarantees and commitments remained substantially unchanged compared with the Annual Report 2020.

88	CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS

RISK FACTORS

FINANCIAL RISKS

Financial risks are managed in respect of the guidelines issued by the Board of Directors of Eni SpA in its role of directing and setting the risk limits, targeting to align and centrally coordinate Group companies’ policies on financial risks (“Guidelines on financial risks management and control”). The “Guidelines” define for each financial risk the key components of the management and control process, such as the target of the risk management, the valuation methodology, the structure of limits, the relationship model and the hedging and mitigation instruments.

MARKET RISK

Market risk is the possibility that changes in currency exchange rates, interest rates or commodity prices will adversely affect the value of the Group’s financial assets, liabilities or expected future cash flows. The Company actively manages market risk in accordance with a set of policies and guidelines that provide a centralized model of handling finance, treasury and risk management transactions based on the Company’s departments of operational finance: the parent company’s (Eni SpA) finance department, Eni Finance International SA, Eni Finance USA Inc and Banque Eni SA, which is subject to certain bank regulatory restrictions preventing the Group’s exposure to concentrations of credit risk, and Eni Global Energy Markets SpA (EGEM) and Eni Trade & Biofuels SpA (ETB) that are in charge to execute certain activities relating to commodity derivatives. In particular, Eni Corporate finance department, Eni Finance International SA and Eni Finance USA Inc manage subsidiaries’ financing requirements in and outside Italy and in the United States of America, respectively, covering funding requirements and using available surpluses. All transactions concerning currencies and derivative contracts on interest rates and currencies different from commodities of Eni are managed by Eni Corporate finance department, while EGEM and ETB execute, by area of competence, the negotiation of commodity derivatives over the market. Eni SpA, EGEM and ETB (also through the subsidiary Eni Trading & Shipping Inc) perform trading activities in financial derivatives on external trading venues, such as European and non-European regulated markets, Multilateral Trading Facility (MTF), Organized Trading Facility (OTF), or similar and brokerage platforms (i.e. SEF), and over the counter on a bilateral basis with external counterparties. Other legal entities belonging to Eni that require financial derivatives enter into these transactions through EGEM, ETB and Eni SpA based on the relevant asset class expertise. Eni uses derivative financial instruments (derivatives) in order to minimize exposure to market risks related to fluctuations in exchange rates relating to those transactions denominated in a currency other than the functional currency (the euro) and interest rates, as well as to optimize exposure to commodity prices fluctuations taking into account the currency in which commodities are quoted. Eni monitors every activity in derivatives classified as risk-reducing (in particular, back-to-back activities, flow hedging activities, asset-backed hedging activities and portfolio-management activities) directly or indirectly related to covered industrial assets, so as to effectively optimize the risk profile to which Eni is exposed or could be exposed. If the result of the monitoring shows those derivatives should not be considered as risk reducing, these derivatives are reclassified in proprietary trading. As proprietary trading is considered separately from the other activities in specific portfolios of EGEM and ETB, their exposure is subject to specific controls, both in terms of Value at Risk (VaR) and stop loss and in terms of nominal gross value. For Eni, the gross nominal value of proprietary trading activities is compared with the limits set by the relevant international standards. The framework defined by Eni’s policies and guidelines provides that the valuation and control of market risk is performed on the basis of maximum tolerable levels of risk exposure defined in terms of limits of stop loss, which expresses the maximum tolerable amount of losses associated with a certain portfolio of assets over a pre-defined time horizon; limits of revision strategy, which consist in the triggering of a revision process of the strategy in the event of exceeding the level of profit and loss given and VaR, which measures the maximum potential loss of the portfolio, given a certain confidence level and holding period, assuming adverse changes in market variables and taking into account the correlation among the different positions held in the portfolio. Eni’s finance department defines the maximum tolerable levels of risk exposure to changes in interest rates and foreign currency exchange rates in terms of VaR, pooling Group companies’ risk positions maximizing, when possible, the benefits of the netting activity. Eni’s calculation and valuation techniques for interest rate and foreign currency exchange rate risks are in accordance with banking standards, as established by the Basel Committee for bank activities surveillance. Tolerable levels of risk are based on a conservative approach, considering the industrial nature of the Company. Eni’s guidelines prescribe that Eni Group companies minimize such kinds of market risks by transferring risk exposure to the parent company finance department. Eni’s guidelines define rules to manage the commodity risk aiming at optimizing core activities and pursuing preset targets of stabilizing industrial and commercial margins. The maximum tolerable level of risk exposure is defined in terms of VaR, limits of revision strategy, stop loss and volumes in connection with exposure deriving from commercial activities, as well as exposure deriving from proprietary trading, exclusively managed by EGEM and ETB. Internal mandates to manage the commodity risk provide for a mechanism of allocation of the Group maximum tolerable risk level to each business unit. In this framework, EGEM and ETB, in addition to managing risk exposure associated with their own commercial activity and proprietary trading, pool the requests for negotiating commodity derivatives and execute them in the marketplace.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS	89

According to the targets of financial structure included in the financial plan approved by the Board of Directors, Eni decided to retain a cash reserve to face any extraordinary requirement. Eni’s finance department, with the aim of optimizing the efficiency and ensuring maximum protection of capital, manages such reserve and its immediate liquidity within the limits assigned. The management of strategic cash is part of the asset management pursued through transactions on own risk in view of optimizing financial returns, while respecting authorized risk levels, safeguarding the Company’s assets and retaining quick access to liquidity. The four different market risks, whose management and control have been summarized above, are described below.

Market risk - Exchange rate

Exchange rate risk derives from the fact that Eni’s operations are conducted in currencies other than euro (mainly U.S. dollar). Revenues and expenses denominated in foreign currencies may be significantly affected by exchange rate fluctuations due to conversion differences on single transactions arising from the time lag existing between execution and definition of relevant contractual terms (economic risk) and conversion of foreign currency-denominated trade and financing payables and receivables (transactional risk). Exchange rate fluctuations affect the Group’s reported results and net equity as financial statements of subsidiaries denominated in currencies other than euro are translated from their functional currency into euro. Generally, an appreciation of U.S. dollar versus euro has a positive impact on Eni’s results of operations, and vice versa. Eni’s foreign exchange risk management policy is to minimize transactional exposures arising from foreign currency movements and to optimize exposures arising from commodity risk. Eni does not undertake any hedging activity for risks deriving from the translation of foreign currency denominated profits or assets and liabilities of subsidiaries, which prepare financial statements in a currency other than euro, except for single transactions to be evaluated on a case-by-case basis.

Effective management of exchange rate risk is performed within Eni’s finance departments, which pool Group companies’ positions, hedging the Group net exposure by using certain derivatives, such as currency swaps, forwards and options. Such derivatives are evaluated at fair value based on market prices provided by specialized info-providers. The VaR techniques are based on variance/covariance simulation models and are used to monitor the risk exposure arising from possible future changes in market values over a 24-hour period within a 99% confidence level and a 20-day holding period.

Market risk - Interest rate

Changes in interest rates affect the market value of financial assets and liabilities of the Company and the level of finance charges.

Eni’s interest rate risk management policy is to minimize risk with the aim to achieve financial structure objectives defined and approved in management’s “Finance plan”. The Group’s central departments pool borrowing requirements of the Group companies in order to manage net positions and fund portfolio developments consistent with management plan, thereby maintaining a level of risk exposure within prescribed limits. Eni enters into interest rate derivative transactions, in particular interest rate swaps, to effectively manage the balance between fixed and floating rate debt. Such derivatives are evaluated at fair value based on market prices provided from specialized sources. VaR deriving from interest rate exposure is measured daily based on a variance/covariance model, with a 99% confidence level and a 20-day holding period.

90	CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS

Market risk - Commodity

Price risk of commodities is identified as the possibility that fluctuations in the price of materials and basic products produce significant changes in operating margins, determining a negative impact such as to compromise the economic/financial results of Eni as well as the targets defined in the four-year plan and in the budget. The commodity price risk arises in connection with the following exposures: (i) strategic exposure: exposures directly identified by the Board of Directors as a result of strategic investment decisions or outside the planning horizon of risk management. These exposures include, for example, exposures associated with the program for the production of Oil & Gas reserves, long-term gas supply contracts for the portion not balanced by sales contracts (already stipulated or expected) outside the risk planning horizon (usually the four-year plan), the margin deriving from the chemical transformation process, the refining margin and long-term storage functional to the logistic-industrial activities; (ii) commercial exposure: concerns the exposures related to components underlying the contractual arrangements of industrial and commercial activities normally related to the time horizon of the four-year plan and budget, components not yet under contract but which will be with reasonable certainty and the relevant activities of risk management. Commercial exposures are characterized by a systematic risk management activity conducted based on risk/return assumptions by implementing one or more strategies and subjected to specific risk limits (VaR, revision strategy limits and stop loss). In particular, the commercial exposures include exposures subjected to asset-backed hedging activities, arising from the flexibility/optionality of assets; (iii) proprietary trading exposure: concerns exposures originating from risk positions assumed through financial/similar instruments with the intention of exploiting favorable price movements, spreads and/or volatility implemented autonomously and carried out regardless of the exposures of the commercial portfolio or physical and contractual assets. They are usually carried out in the short term, not necessarily aimed at the delivery and carried out by using financial or similar instruments in accordance with specific limits of authorized risk (VaR, stop loss).

Strategic risk is not subject to systematic activity of management/coverage that is eventually carried out only in case of specific market or business conditions. Because of the extraordinary nature, hedging activities related to strategic risks are delegated to the top management, previously authorized by the Board of Directors. The exposures related to strategic risk can be used in combination with other commercial exposures in order to exploit opportunities for natural compensation between the risks (natural hedge) and consequently reduce the use of financial instruments (by activating logics of internal market). With regard to exposures of a commercial nature, Eni's risk management target is to optimize the risk profile originating from the "core" activities while preserving the economic/financial results. Eni manages the commodity risk through the trading units of EGEM and ETB and the exposure to commodity prices through the Group’s finance departments by using financial instruments traded on the organized markets MTF, OTF and financial instruments traded over the counter (swaps, forward, contracts for differences and options on commodities) with the underlying commodities being crude oil, gas, refined products, power or emission certificates. Such financial instruments are valued at fair value based on market prices provided from specialized sources or, absent market prices, based on estimates provided by brokers or suitable valuation techniques. VaR deriving from commodity exposure is measured daily based on a historical simulation technique, with a 95% confidence level and a one-day holding period.

Market risk - Strategic liquidity

Market risk deriving from liquidity management is identified as the possibility that changes in prices of financial instruments (bonds, money market instruments and mutual funds) affect the value of these instruments in case of sale or when they are valued at fair value in the financial statements. The setting up and maintenance of the liquidity reserve are mainly aimed to guarantee a proper financial flexibility. Liquidity should allow Eni to fund any extraordinary need (such as difficulty in access to credit, exogenous shock, macroeconomic environment, as well as merger and acquisitions) and must be dimensioned to provide a coverage of short-term debts and of medium and long-term finance debts due within a time horizon of 24 months. In order to manage the investment activity of the strategic liquidity, Eni defined a specific investment policy with aims and constraints in terms of financial activities and operational boundaries, as well as governance guidelines regulating management and control systems. In particular, strategic liquidity management is regulated in terms of VaR (measured based on a parametrical methodology with a one-day holding period and a 99% confidence level), stop loss and other operating limits in terms of concentration, issuing entity, business segment, country of emission, duration, ratings and type of investing instruments in portfolio, aimed to minimize market and liquidity risks. Financial leverage or short selling is not allowed.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS	91

The following tables show amounts in terms of VaR, recorded in the first half of 2021 (compared with 2020) relating to interest rate and exchange rate risks in the first section and commodity risk (aggregated by type of exposure). Regarding the management of strategic liquidity, the table reports the sensitivity to changes in interest rate.

(Value at risk - parametric method variance/covariance; holding period: 20 days; confidence level: 99%)

	First Half 2021				2020
(€ million)	High	Low	Average	At period end	High	Low	Average	At year end
Interest rate (a)	2.71	1.29	1.99	2.22	7.39	1.18	2.93	1.34
Exchange rate (a)	0.28	0.15	0.20	0.28	0.48	0.10	0.28	0.18

(a) Value at risk deriving from interest and exchange rates exposures include the following finance departments: Eni Corporate Finance Department, Eni Finance International SA, Banque Eni SA and Eni Finance USA Inc.

(Value at risk - Historic simulation method; holding period: 1 day; confidence level: 95%)

	First Half 2021				2020
(€ million)	High	Low	Average	At period end	High	Low	Average	At year end
Management Portfolio - Commercial exposures(a)	42.76	17.94	30.30	21.28	16.10	3.02	8.50	3.02
Trading (b)	0.82	0.13	0.20	0.38	1.57	0.10	0.52	0.25

(a) Refers to the Global Gas & LNG Portfolio, Power Generation & Marketing, Green\Traditional Refining & Marketing, Eni gas e luce, Eni Trading & Biofuels, Eni Global Energy Markets (commercial portfolio). VaR is calculated on the so-called Statutory view, with a time horizon that coincides with the year considering all the volumes delivered in the year and the relevant financial hedging derivatives. Consequently, during the year the VaR pertaining to GGP, Power G&M, GTR&M and EGL presents a decreasing trend following the progressive reaching of the maturity of the positions within the annual horizon.
(b) Cross-commodity proprietary trading, both for commodity contracts and financial derivatives, refers to Eni Trading & Biofuels and Eni Global Energy Markets (London-Bruxelles-Singapore) and Eni Trading & Shipping Inc (Houston).

(Sensitivity - Dollar value of 1 basis point - DVBP)

	First Half 2021				2020
(€ million)	High	Low	Average	At period end	High	Low	Average	At year end
Strategic liquidity (a)	0.36	0.30	0.33	0.36	0.37	0.29	0.32	0.30

(a) Management of strategic liquidity portfolio in € currency starting from July 2013.

(Sensitivity - Dollar value of 1 basis point - DVBP)

	First Half 2021				2020
($ million)	High	Low	Average	At period end	High	Low	Average	At year end
Strategic liquidity (b)	0.12	0.05	0.10	0.12	0.07	0.03	0.05	0.05

(b) Management of strategic liquidity portfolio in $ currency starting from August 2017.

92	CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS

CREDIT RISK

Credit risk is the potential exposure of the Group to losses in case counterparties fail to perform or pay amounts due. Eni defined credit risk management policies consistent with the nature and characteristics of the counterparties of commercial and financial transactions regarding the centralized finance model.

The Company adopted a model to quantify and control the credit risk based on the evaluation of the expected loss which represents the probability of default and the capacity to recover credits in default that is estimated through the so-called Loss Given Default.

In the credit risk management and control model, credit exposures are distinguished by commercial nature, in relation to sales contracts on commodities related to Eni’s businesses, and by financial nature, in relation to the financial instruments used by Eni, such as deposits, derivatives and securities.

Credit risk for commercial exposures

Credit risk arising from commercial counterparties is managed by the business units and by the specialized corporate finance and dedicated administration departments and is operated based on formal procedures for the assessment of commercial counterparties, the monitoring of credit exposures, credit recovery activities and disputes. The credit worthiness of businesses and large clients is assessed through an internal rating model that combines different default factors deriving from economic variables, financial indicators, payment experiences and information from specialized primary info providers. The probability of default related to State Entities or their closely related counterparties (e.g. National Oil Company), essentially represented by the probability of late payments, is determined by using the country risk premiums adopted for the purposes of the determination of the WACCs for the impairment of non-financial assets. Furthermore, for retail positions without specific ratings, risk is determined by distinguishing customers in homogeneous risk clusters based on historical series of data relating to payments, periodically updated.

Credit risk for financial exposures

With regard to credit risk arising from financial counterparties deriving from current and strategic use of liquidity, derivative contracts and transactions with underlying financial assets valued at fair value, Eni has established internal policies providing exposure control and concentration through maximum credit risk limits corresponding to different classes of financial counterparties defined by the Company’s Board of Directors and based on ratings provided for by primary credit rating agencies. Credit risk arising from financial counterparties is managed by the Eni’s operating finance departments and Eni’s designed subsidiaries specifically engaged in commodity derivatives transactions, consistently with the Group centralized finance model. Eligible financial counterparties are closely monitored by each counterpart and by group of belonging to check exposures against the limits assigned daily and the expected loss analysis and the concentration periodically.

LIQUIDITY RISK

Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets in the marketplace in order to meet short-term finance requirements and to settle obligations. Such a situation would negatively affect Group results, as it would result in the Company incurring higher borrowing expenses to meet its obligations or under the worst of conditions the inability of the Company to continue as a going concern.

Eni’s risk management targets include the maintaining of an adequate level of liquidity readily available to deal with external shocks (drastic changes in the scenario, restrictions on access to capital markets, etc.) or to ensure an adequate level of operational flexibility for the development programs of the Company. The strategic liquidity reserve is employed in short-term marketable financial assets, favoring investments with very low risk profile.

At present, the Group believes to have access to sufficient funding to meet the current foreseeable borrowing requirements due to available cash on hand financial assets and lines of credit and the access to a wide range of funding opportunities which can be activated at competitive costs through the credit system and capital markets.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS	93

Eni has in place a program for the issuance of Euro Medium Term Notes up to €20 billion, of which about €17.2 billion were drawn as of June 30, 2021 (€15 billion by Eni SpA).

The Group has credit ratings of A- outlook negative and A-2, respectively, for long and short-term debt, assigned by Standard & Poor’s; Baa1 outlook stable and P-2, respectively, for long and short-term debt, assigned by Moody’s; A- outlook stable and F1, respectively for long and short-term debt, assigned by Fitch. Eni’s credit rating is linked, in addition to the Company’s industrial fundamentals and trends in the trading environment, to the sovereign credit rating of Italy. Based on the methodologies used by the credit rating agencies, a downgrade of Italy’s credit rating may trigger a potential knock-on effect on the credit rating of Italian issuers such as Eni. During the first half of 2021, the rating of Eni remained unchanged.

In May 2021, Eni placed two euro-denominated perpetual subordinated hybrid bond issues for an aggregate nominal amount of €2 billion, in addition to those already issued in October 2020 for an aggregate nominal amount of €3 billion. These are perpetual instruments with an early repayment option in favor of the issuer and classified under IFRS as equity instruments. The rating agencies assigned to the bonds the following ratings Baa3 / BBB / BBB (Moody’s / S&P / Fitch) and an “equity credit” of 50%.

As part of the Euro Medium Term Notes program, in June 2021, Eni issued a sustainability-linked bond for a nominal amount of €1 billion linked to the achievement of sustainability targets concerning Net Carbon Footprint Upstream (Scope 1 and 2) and renewable energy installed capacity.

As of June 30, 2021, Eni maintained short-term uncommitted unused borrowing facilities of €6,286 million, unused borrowing facilities of €5,050 million, of which €4,750 million due beyond 12 months and unused long-term committed sustainability-linked borrowing facilities of €3,200 million. These facilities bore interest rates and fees for unused facilities that reflected prevailing market conditions.

Expected payments for financial debts and lease liabilities

The table below summarizes the Group main contractual obligations for finance debt and lease liability repayments, including expected payments for interest charges and derivatives.

	Maturity year
(€ million)	2021	2022	2023	2024	2025	2026 and thereafter	Total
Financial debts	4,126	1,499	2,786	2,047	2,581	13,541	26,580
Lease liabilities	512	786	623	512	459	2,636	5,528
Fair value of derivative instruments	6,284	23	17	60	2	53	6,439
	10,922	2,308	3,426	2,619	3,042	16,230	38,547
Interest on finance debt	270	438	428	352	327	1,143	2,958
Interest on lease liabilities	146	263	230	201	172	772	1,784
	416	701	658	553	499	1,915	4,742
Financial guarantees	1,750						1,750

Liabilities for leased assets including related interest for €2,375 million pertained to the share of joint operators participating in unincorporated ventures operated by Eni which will be recovered through a partner-billing process.

Expected payments for trade and other payables

The table below summarizes the timing of the expenditures for trade and other payables.

	Maturity year
(€ million)	2021	2022 and thereafter	Total
Trade payables	10,098		10,098
Other payables and advances	4,204	173	4,377
	14,302	173	14,475

94	CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS

Expected payments under contractual obligations

In addition to lease, financial, trade and other liabilities represented in the balance sheet, the Company is subject to non-cancellable contractual obligations or obligations, the cancellation of which requires the payment of a penalty. These obligations will require cash settlements in future reporting periods. These liabilities are valued based on the net cost for the company to fulfill the contract, which consists of the lowest amount between the costs for the fulfillment of the contractual obligation and the contractual compensation/penalty in the event of non-performance.

The Company’s main contractual obligations at the balance sheet date comprise take-or-pay clauses contained in the Company’s gas supply contracts or shipping arrangements, whereby the Company obligations consist of off-taking minimum quantities of product or service or, in case of failure, paying the corresponding cash amount that entitles the Company the right to collect the product or the service in future years. Future obligations in connection with these contracts were calculated by applying the forecasted prices of energy or services included in the four-year business plan approved by the Company’s Board of Directors.

The table below summarizes the Group principal contractual obligations as of the balance sheet date, shown on an undiscounted basis. Amounts expected to be paid in 2021 for decommissioning Oil & Gas assets and for environmental clean-up and remediation are based on management’s estimates and do not represent financial obligations at the closing date.

	Maturity year
(€ million)	2021	2022	2023	2024	2025	2026 and thereafter	Total
Decommissioning liabilities (a)	264	246	232	310	336	10,824	12,212
Environmental liabilities	389	331	316	245	188	716	2,185
Purchase obligations (b)	6,022	10,287	9,850	10,008	9,915	75,442	121,524
- Gas
. take-or-pay contracts	4,704	9,185	9,018	9,468	9,644	74,852	116,871
. ship-or-pay contracts	468	643	546	519	261	562	2,999
- Other purchase obligations	850	459	286	21	10	28	1,654
Other obligations	2					105	107
- Memorandum of intent - Val d’Agri	2					105	107
Total (c)	6,677	10,864	10,398	10,563	10,439	87,087	136,028

(a) Represents the estimated future costs for the decommissioning of oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, abandonment and site restoration.
(b) Represents any agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms.
(c) Total future payments for contractual obligations includes obligations of the companies classified as held for sale for €60 million.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS	95

Disclosures about the offsetting of financial instruments

(€ million)	Gross amount of financial assets and liabilities	Gross amount of financial assets and liabilities subject to offsetting	Net amount of financial assets and liabilities
June 30, 2021
Financial assets
Trade and other receivables	14,242	662	13,580
Other current assets	11,073	3,601	7,472
Other non-current assets	1,108	25	1,083
Financial liabilities
Trade and other liabilities	14,964	662	14,302
Other current liabilities	13,556	3,601	9,955
Other non-current liabilities	2,421	25	2,396

December 31, 2020
Financial assets
Trade and other receivables	11,681	755	10,926
Other current assets	3,719	1,033	2,686
Financial liabilities
Trade and other liabilities	13,691	755	12,936
Other current liabilities	5,905	1,033	4,872

The offsetting of financial assets and liabilities related to: (i) receivables and payables pertaining to the Exploration & Production segment towards state entities for €530 million (€753 million at December 31, 2020) and trade receivables and trade payables pertaining to Eni Trading & Shipping Inc for €132 million (€2 million at December 31, 2020); (ii) other current and non-current assets and liabilities for financial derivatives of €3,626 million (€1,033 million at December 31, 2020).

Legal Proceedings

Eni is part to a number of civil actions and administrative arbitral and other judicial proceedings arising in the ordinary course of business. Based on information available to date, and taking into account the existing risk provisions and that in some instances it is not possible to make a reliable estimate of contingency losses, Eni believes that the foregoing will likely not have a material adverse effect on the Group Consolidated Financial Statements.

The Condensed Consolidated Interim Financial Statement pursuant to IAS 34 is an update of the Annual Financial Report and, as such, presumes full knowledge of the latter. In the first half of 2021, there were no significant developments in the proceedings to which the Company is a party such as to imply an increase in the risk of unfavorable outcomes or in the potential losses associated with them. Accordingly, for a complete disclosure of the legal proceedings in which Eni is involved, please refer to note 27 – Guarantees, commitments and risks of the Annual Report 2020 where the most significant proceedings currently pending are disclosed. Unless otherwise indicated, these legal proceedings have not been provisioned because Eni believes a negative outcome to be unlikely or because the amount of the provision cannot be estimated reliably.

Information regarding a recent evolution of the proceedings before the Italian Judicial Authority concerning criminal allegations and administrative corporate responsibility in relation to the OPL 245 activity in Nigeria and a possible administrative proceeding relating to the sale of a 5% share in the OML 17 property in Nigeria is reported in note 9 - Property, plant and equipment.

96	CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS

25 REVENUES

(€ million)	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemical	Eni gas e luce, Power & Renewables	Corporate and other activities	Total
First Half 2021
Sales from operations	4,035	4,789	17,444	4,421	99	30,788
Sales from operations by geographical area of destination
Italy	15	2,144	10,892	3,162	40	16,253
Other European Union		895	2,923	1,254	1	5,073
Rest of Europe	56	977	540		17	1,590
Americas	167		1,640	1	4	1,812
Asia	690	719	1,416	4	10	2,839
Africa	3,049	54	32		26	3,161
Other areas	58		1		1	60
	4,035	4,789	17,444	4,421	99	30,788

Products sales and service revenues
Sales of crude oil	1,742		6,464			8,206
Sales of oil products	378		7,701			8,079
Sales of natural gas and LNG	1,778	4,615	15	1,589		7,997
Sales of petrochemical products			2,816	3		2,819
Sales of other products	33	2	22	1,757	4	1,818
Services	104	172	426	1,072	95	1,869
	4,035	4,789	17,444	4,421	99	30,788
Transfer of goods/services
Goods/Services transferred in a specific moment	3,889	4,712	17,256	4,420	37	30,314
Goods/Services transferred over a period of time	146	77	188	1	62	474

First Half 2020
Sales from operations	3,609	2,656	11,896	3,773	96	22,030
Sales from operations by geographical area of destination
Italy	11	1,356	3,710	2,795	37	7,909
Other European Union		588	2,727	975	1	4,291
Rest of Europe	111	427	3,502		21	4,061
Americas	252		1,020	1	3	1,276
Asia	677	281	908	2	12	1,880
Africa	2,502	4	29		21	2,556
Other areas	56				1	57
	3,609	2,656	11,896	3,773	96	22,030

Products sales and service revenues
Sales of crude oil	1,274		4,291			5,565
Sales of oil products	240		5,690			5,930
Sales of natural gas and LNG	1,888	2,496	10	1,602		5,996
Sales of petrochemical products			1,505		10	1,515
Sales of other products	65	11	14	1,102	1	1,193
Services	142	149	386	1,069	85	1,831
	3,609	2,656	11,896	3,773	96	22,030
Transfer of goods/services
Goods/Services transferred in a specific moment	3,353	2,600	11,761	3,772	34	21,520
Goods/Services transferred over a period of time	256	56	135	1	62	510

Sales from operations by industry segment are disclosed in note 31 – Segment information.

Sales from operations with related parties are disclosed in note 32 – Transactions with related parties.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS	97

26 COSTS

Purchases, services and other

(€ million)	First Half 2021	First Half 2020
Production costs - raw, ancillary and consumable materials and goods	15,768	10,741
Production costs - services	5,153	5,118
Lease expense and other	517	474
Net provisions for contingencies	147	208
Other expenses	610	717
	22,195	17,258
Less: capitalized direct costs associated with self-constructed assets - tangible and intangible assets	(78)	(72)
	22,117	17,186

Purchases, services and other charges included costs of geological and geophysical studies of the Exploration & Production segment amounting to €102 million (€100 million in the first half of 2020).

Payroll and related costs

(€ million)	First Half 2021	First Half 2020
Payroll and related costs	1,544	1,610
Less: capitalized direct costs associated with self-constructed assets - tangible and intangible assets	(51)	(68)
	1,493	1,542

Costs with related parties are disclosed in note 32 – Transactions with related parties.

27 FINANCE INCOME (EXPENSE)

(€ million)	First Half 2021	First Half 2020
Finance income	1,831	2,153
Finance expense	(2,105)	(2,596)
Net finance income (expense) from financial assets held for trading	19	(7)
Income (expense) from derivative financial instruments	(218)	(76)
	(473)	(526)

The analysis of finance income (expense) was as follows:

(€ million)	First Half 2021	First Half 2020
Finance income (expense) related to net borrowings
Interest and other finance expense on bonds	(234)	(270)
Interest and other expense due to banks and other financial institutions	(44)	(52)
Interest on lease liabilities	(153)	(183)
Interest from banks	2	7
Interest and other income on financial receivables and securities held for non-operating purposes	6	3
Net finance income (expense) on financial assets held for trading	19	(7)
	(404)	(502)
Exchange differences	246	20
Income (expense) from derivative financial instruments	(218)	(76)
Other finance income (expense)
Capitalized finance expense	32	39
Interest and other income on financing receivables and securities held for operating purposes	27	57
Finance expense due to the passage of time (accretion discount)(a)	(75)	(69)
Other finance income (expense)	(81)	5
	(97)	32
	(473)	(526)

(a) The item related to the increase in provisions for contingencies that are shown at present value in non-current liabilities.

Derivative financial income (expense) is disclosed in note 20 – Derivative financial instruments.

Finance income (expense) with related parties are disclosed in note 32 – Transactions with related parties.

98	CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS

28 INCOME (EXPENSE) FROM INVESTMENTS

Share of profit (loss) of equity-accounted investments

More information is provided in note 13 – Investments.

Other gain (loss) from investments

(€ million)	First Half 2021	First Half 2020
Dividends	66	72
Other net income (expense)	(16)	(47)
	50	25

Dividend income primarily related to Nigeria LNG Ltd for €36 million and to Saudi European Petrochemical Co ‘IBN ZAHR’ for €14 million (€54 million and €16 million in the comparative period, respectively).

29 INCOME TAXES

(€ million)	First Half 2021	First Half 2020
Current taxes	1,747	916
Net deferred taxes	98	736
	1,845	1,652

Current taxes related to Italian subsidiaries for €147 million.

30 EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is calculated by dividing net profit (loss) of the period attributable to Eni’s shareholders by the weighted average number of ordinary shares issued and outstanding during the period, excluding treasury shares.

Diluted earnings (loss) per share is calculated by dividing the net profit (loss) of the period attributable to Eni’s shareholders by the weighted average number of fully diluted shares including shares outstanding in the period and the number of potential shares that could be issued. As of June 30, 2021, the shares that could be potentially issued related the estimation of new share that will vest in connection with the long-term monetary incentive plan 2017-2019 and 2020-2022.

In determining basic and diluted earnings (loss) per share, the net profit (loss) for the period attributable to Eni is adjusted to take into account the remuneration of perpetual subordinated bonds, net of tax effect, calculated by using the amortized cost method.

Reconciliation of the weighted average number of shares used for the calculation for both basic and diluted earnings (loss) per share was as follows:

		First Half 2021	First Half 2020
Weighted average number of shares used for basic earnings (loss) per share		3,572,549,651	3,572,549,651
Potential shares to be issued for ILT incentive plan		5,310,140
Weighted average number of shares used for diluted earnings (loss) per share		3,577,859,791	3,572,549,651
Eni’s net profit (loss)	(€ million)	1,103	(7,335)
Remunaration of subordinated perpetual bonds net of tax effect	(€ million)	(40)
Eni’s net profit (loss) for basic and diluted earnings (loss) per share	(€ million)	1,063	(7,335)
Basic earnings (loss) per share	(€ per share)	0.30	(2.05)
Diluted earnings (loss) per share	(€ per share)	0.30	(2.05)

CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS	99

31 SEGMENT INFORMATION

Eni’s segmental reporting reflects the Group’s operating segments, whose results are regularly reviewed by the Chief Operating Decision Maker (the CEO) to assess segment performance and to make decisions about resources to be allocated to each segment.

The organization is based on two General Departments:

•	Natural Resources, to build up the value of Eni’s Oil & Gas upstream portfolio, with the objective of reducing its carbon footprint by scaling up energy efficiency and expanding production in the natural gas business, and its position in the wholesale market. Furthermore, it will focus its actions on the development of carbon capture and compensation projects of CO2. The General Department will incorporate the Company’s Oil & Gas exploration, development and production activities, natural gas wholesale via pipeline and LNG. In addition, it will include forests conservation (REDD+) and carbon storage projects. The company Eni Rewind (environmental activities), will also be consolidated in this General Department.

•	Energy Evolution will focus on the evolution of the businesses of power generation, transformation and marketing of products from fossil to bio, blue and green. In particular, it will focus on growing power generation from renewable energy and biomethane, it will coordinate the bio and circular evolution of the Company’s refining system and chemical business, and it will further develop Eni’s retail portfolio, providing increasingly more decarbonized products for mobility, household consumption and small enterprises. The General Department will incorporate the activities of power generation from natural gas and renewables, the refining and chemicals businesses, Retail Gas & Power and mobility Marketing. The companies Versalis (chemical products) and Eni gas e luce will also be consolidated in this General Department.

In considering the Group’s segment information for financial reporting purposes, the management evaluated that the components of the Company whose operating results are regularly reviewed by the Chief Operating Decision Maker (CEO) to make decisions about the allocation of resources and to assess performances continue being the single business units which are comprised in the two newly-established General Departments, rather than the two groups themselves. Therefore, in order to comply with the provisions of the international reporting standard that regulates the segment reporting (IFRS 8), the reportable segments of Eni are identified as follows:

Exploration & Production: research, development and production of oil, condensates and natural gas, forestry conservation (REDD+) and CO2 capture and storage projects.

Global Gas & LNG Portfolio (GGP): supply and sale of wholesale natural gas by pipeline, international transport and purchase and marketing of LNG. It includes gas trading activities finalized to hedging and stabilizing the trade margins, as well as optimising the gas asset portfolio.

Refining & Marketing and Chemical: supply, processing, distribution and marketing of fuels and chemicals. The results of the Chemical business line were aggregated with the Refining & Marketing performance in a single reportable segment, because these two operating segments have similar economic returns. It comprises the activities of trading oil and products with the aim to execute the transactions on the market in order to balance the supply and stabilize and cover the commercial margins.

Eni gas e luce, Power & Renewables: retail sales of gas, electricity and related services, production and wholesale sales of electricity from thermoelectric and renewable plants. It includes trading activities of CO2 emission certificates and forward sale of electricity with a view to hedging/optimizing the margins.

Corporate and Other activities: includes the main business support functions, in particular holding, central treasury, IT, human resources, real estate services, captive insurance activities, research and development, new technologies, business digitalization and the environmental activity developed by the subsidiary Eni Rewind.

Segment information presented to the CEO includes revenues, operating profit and directly attributable assets and liabilities.

100	CONSOLIDATED INTERIM FINANCIAL STATEMENTS I NOTES ON FINANCIAL STATEMENTS

Information by segment is as follows:

(€ million)	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Eni gas e luce, Power & Renewables	Corporate and Other activities	Adjustments of intragroup profits	Total
First Half 2021
Sales from operations including intersegment sales	8,921	5,943	17,584	4,742	812
Less: intersegment sales	(4,886)	(1,154)	(140)	(321)	(713)
Sales from operations	4,035	4,789	17,444	4,421	99		30,788
Operating profit (loss)	3,665	(240)	(115)	828	(294)	13	3,857
First Half 2020
Sales from operations including intersegment sales	6,751	3,620	12,148	3,947	748
Less: intersegment sales	(3,142)	(964)	(252)	(174)	(652)
Sales from operations	3,609	2,656	11,896	3,773	96		22,030
Operating profit (loss)	(1,678)	163	(2,302)	213	(401)	230	(3,775)

(€ million)	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Eni gas e luce, Power & Renewables	Corporate and Other activities	Adjustments of intragroup profits	Total
June 30, 2021
Identifiable assets (a)	60,387	5,429	12,128	4,861	1,573	(496)	83,882
Unallocated assets (b)							36,107
Identifiable liabilities (a)	16,632	4,915	6,469	2,642	3,640	(179)	34,119
Unallocated liabilities (b)							45,290
December 31, 2020
Identifiable assets (a)	59,439	4,020	10,716	4,387	1,444	(402)	79,604
Unallocated assets (b)							30,044
Identifiable liabilities (a)	17,501	3,785	5,460	2,426	3,316	(83)	32,405
Unallocated liabilities (b)							39,750

(a) Include assets/liabilities directly associated with the generation of operating profit.
(b) Include assets/liabilities not directly associated with the generation of operating profit.

32 TRANSACTIONS WITH RELATED PARTIES

In the ordinary course of its business, Eni enters into transactions regarding:

(a)	exchange of goods, provision of services and financing with joint ventures, associates and unconsolidated subsidiaries;

(b)	exchange of goods and provision of services with entities controlled by the Italian Government;

(c)	exchange of goods and provision of services with companies related to Eni SpA through members of the Board of Directors. These transactions are exempt from the application of the Eni internal procedure of Eni “Transactions involving interests of Directors and Statutory Auditors and transactions with related parties” pursuant to the Consob Regulation, since they relate to ordinary transactions conducted at market or standard conditions, or because under the materiality threshold provided for by the procedure. The solely non-exempted transaction, that were positively examined and valued in application of the procedure, concerned the renewal of a contract with Istituto Affari Internazionali for the provision of services related to global geopolitical scenario analysis. The counterpart is related to Eni SpA through a member of the Board of Directors;

CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS	101

(d)	contributions to non-profit entities correlated to Eni with the aim to develop solidarity, culture and research initiatives. In particular these related to: (i) Eni Foundation established by Eni as a non-profit entity with the aim of pursuing exclusively solidarity initiatives in the fields of social assistance, health, education, culture and environment, as well as research and development; and (ii) Eni Enrico Mattei Foundation established by Eni with the aim of enhancing, through studies, researches and training initiatives, knowledge in the fields of economics, energy and environment, both at a national and international level.

Transactions with related parties were conducted in the interest of Eni companies and, with exception of those with entities whose aim is to develop charitable, cultural and research initiatives, are related to the ordinary course of Eni’s business.

Investments in unconsolidated subsidiaries, joint ventures and associates as of June 30, 2021 are presented in the annex “List of companies owned by Eni SpA as of June 30, 2021”.

TRADE AND OTHER TRANSACTIONS

(€ million)
	June 30, 2021			First Half 2021
Name	Receivables and other assets	Payables and other liabilities	Guarantees	Revenues	Costs	Other operating (expense) income
Joint ventures and associates
Agiba Petroleum Co	5	72			82
Angola LNG Ltd					69
Angola LNG Supply Services Llc			171
Coral FLNG SA	7		1,190	18
Saipem Group		214	508	6	115
Karachaganak Petroleum Operating BV	20	145			453
Mellitah Oil & Gas BV	85	160		7	67
Petrobel Belayim Petroleum Co	19	474			264
Société Centrale Electrique du Congo SA	55			31
Società Oleodotti Meridionali SpA	13	399		8	6
Vår Energi AS	40	172	471	49	821	(60)
Other (*)	83	23	1	39	115
	327	1,659	2,341	158	1,992	(60)
Unconsolidated entities controlled by Eni
Eni BTC Ltd			170
Industria Siciliana Acido Fosforico - ISAF - SpA (in liquidation)	117	1	1	4
Other	7	12	11	4	4
	124	13	182	8	4
	451	1,672	2,523	166	1,996	(60)
Entities controlled by the Government
Enel Group	330	297		21	276	160
Italgas Group	1	51		2	374
Snam Group	109	190		30	516	1
Terna Group	50	93		96	148
GSE - Gestore Servizi Energetici	82	74		523	363	151
Other	9	24		13	29
	581	729		685	1,706	312
Other related parties	2	2			19
	1,034	2,403	2,523	851	3,721	252

(*) Each individual amount included herein was lower than €50 million.

102	CONSOLIDATED INTERIM FINANCIAL STATEMENTS I NOTES ON FINANCIAL STATEMENTS

(€ million)
	December 31, 2020			First Half 2020
Name	Receivables and other assets	Payables and other liabilities	Guarantees	Revenues	Costs	Other operating (expense) income
Joint ventures and associates
Agiba Petroleum Co	6	52			126
Angola LNG Supply Services Llc			165
Coral FLNG SA	6		1,079	35
Saipem Group	87	254	509	11	138
Karachaganak Petroleum Operating BV	25	141			407
Mellitah Oil & Gas BV	54	250		5	140
Petrobel Belayim Petroleum Co	65	467			289
Società Oleodotti Meridionali SpA	3	399			7
Unión Fenosa Gas SA	11	4	57
Vår Energi AS	39	190	456	40	529	(71)
Other (*)	120	37	1	60	47
	416	1,794	2,267	151	1,683	(71)
Unconsolidated entities controlled by Eni
Eni BTC Ltd			165
Industria Siciliana Acido Fosforico - ISAF - SpA (in liquidation)	112	1	1	6
Other	5	23	10	3	5
	117	24	176	9	5
	533	1,818	2,443	160	1,688	(71)
Entities controlled by the Government
Enel Group	104	165		29	268	22
Italgas Group	1	177		2	405
Snam Group	189	211		28	543
Terna Group	46	62		79	90	2
GSE - Gestore Servizi Energetici	52	37		251	121	(28)
Other	8	49		14	23
	400	701		403	1,450	(4)
Other related parties	1	4		2	22
Groupement Sonatrach – Agip «GSA» and Organe Conjoint des Opérations «OC SH/FCP»	87	52		10	127
	1,021	2,575	2,443	575	3,287	(75)

(*) Each individual amount included herein was lower than €50 million.

The most significant transactions with joint ventures, associates and unconsolidated subsidiaries concerned:

•	Eni’s share of charges incurred to develop oil fields from Agiba Petroleum Co, Karachaganak Petroleum Operating BV, Mellitah Oil & Gas BV, Petrobel Belayim Petroleum Co and, limitedly to Karachaganak Petroleum Operating BV, purchase of crude oil by Eni Trade & Biofuels SpA; services charged to Eni’s associates are invoiced on the basis of incurred costs;

•	purchase of LNG by Angola LNG Ltd;

•	guarantees issued on behalf of Angola LNG Supply Services Llc to cover the commitments relating to the payment of regasification fees;

•	supply of upstream specialist services and guarantees issued on a pro-quota basis granted to Coral FLNG SA on behalf of the Consortium TJS for the contractual obligations assumed following the award of the EPCIC contract for the construction of a floating gas liquefaction plant;

•	engineering, construction and drilling services by Saipem Group mainly to the Exploration & Production segment and guarantees issued by Eni SpA primarily relating to participation to tenders and performance bonds;

•	advances received from Società Oleodotti Meridionali SpA for the infrastructure upgrade of the crude oil transport system at the Taranto refinery;

•	gas sales to Société Centrale Electrique du Congo SA;

CONSOLIDATED INTERIM FINANCIAL STATEMENTS I NOTES ON FINANCIAL STATEMENTS	103

•	guarantees issued in compliance with contractual agreements in the interest of Vår Energi AS, the supply of upstream specialist services, the purchase of crude oil, condensates and gas and the realized part of forward contracts for the physical purchase of gas;

•	a guarantee issued in the interest of Eni BTC Ltd in relation to the construction of an oil pipeline;

•	services for environmental restoration to Industria Siciliana Acido Fosforico - ISAF SpA (in liquidation).

The most significant transactions with entities controlled by the Italian Government concerned:

•	sale of fuel, sale and purchase of gas, acquisition of power distribution services and derivative financial instruments with Enel Group;

•	acquisition of natural gas transportation, distribution and storage services with Snam Group and Italgas Group on the basis of tariffs set by the Italian Regulatory Authority for Energy, Networks and Environment and purchase and sale of natural gas with Snam Group for granting the balancing of the system on the basis of prices referred to the quotations of the main energy commodities;

•	the acquisition of power transmission service and sale and purchase of electricity for granting the balancing of the system on the basis of prices referred to the quotations of the main energy commodities, and derivatives on commodities entered to hedge the price risk related to the utilization of transport capacity rights with Terna Group;

•	sale and purchase of electricity, gas, environmental certificates, derivative financial instruments, sale of oil products and storage capacity with GSE - Gestore Servizi Energetici for the setting-up of a specific stock held by the Organismo Centrale di Stoccaggio Italiano (OCSIT) pursuant to the Legislative Decree No. 249/2012 the contribution to cover the charges deriving from the performance of OCSIT functions and activities and the contribution paid to GSE for the use of biomethane and other advanced biofuels in the transport sector.

Transactions with other related parties concerned:

•	provisions to pension funds for €18 million;

•	contributions and service provisions to Eni Enrico Mattei Foundation for €2 million.

FINANCING TRANSACTIONS

(€ million)
	June 30, 2021			First Half 2021
Name	Receivables	Payables	Guarantees	Gains	Charges
Joint ventures and associates
Angola LNG Ltd			235
Cardón IV SA	421	2		15	2
Coral FLNG SA	319			4	1
Coral South FLNG DMCC			1,345
Saipem Group	2	172			8
Société Centrale Electrique du Congo SA	56				26
Other	13	18	1	12	3
	811	192	1,581	31	40
Unconsolidated entities controlled by Eni
Other	40	40
	40	40
Entities controlled by the Government
Enel Group		61
Other		2
		63
	851	295	1,581	31	40

104	CONSOLIDATED INTERIM FINANCIAL STATEMENTS I NOTES ON FINANCIAL STATEMENTS

(€ million)
	December 31, 2020			First Half 2020
Name	Receivables	Payables	Guarantees	Gains	Charges
Joint ventures and associates
Angola LNG Ltd			228
Cardón IV SA	383			27	2
Coral FLNG SA	288			20
Coral South FLNG DMCC			1,304
Saipem Group	2	167
Société Centrale Electrique du Congo SA	83			6
Other	15	12	1	11	7
	771	179	1,533	64	9
Unconsolidated entities controlled by Eni
Other	36	28
	36	28
Entities controlled by the Government
Other		11			1
		11			1
	807	218	1,533	64	10

The most significant transactions with joint ventures, associates and unconsolidated subsidiaries concerned:

•	bank debt guarantees issued on behalf of Angola LNG Ltd;

•	financing loans granted to Cardón IV SA for the exploration and development activities of the Perla offshore gas field in Venezuela;

•	financing loans granted to Coral FLNG SA for the construction of a floating gas liquefaction plant in the Area 4 in Mozambique;

•	a bank debt guarantee issued on behalf of Coral South FLNG DMCC for bank credit facilities relating the project financing of Coral FLNG development project;

•	lease liabilities towards the Saipem group relating to multi-year contracts for the use of drilling equipment;

•	a loan granted to Société Centrale Electrique du Congo SA for the construction of a power plant in Congo.

The most significant transactions with entities controlled by the Italian Government concerned:

•	financial payables for margins on derivative contracts to Enel group.

Impact of transactions and positions with related parties on the balance sheet, profit and loss account and statement of cash flows

The impact of transactions and positions with related parties on the balance sheet consisted of the following:

	June 30, 2021			December 31, 2020
(€ million)	Total	Related parties	Impact %	Total	Related parties	Impact %
Other current financial assets	563	44	7.82	254	41	16.14
Trade and other receivables	13,580	676	4.98	10,926	802	7.34
Other current assets	7,472	314	4.20	2,686	145	5.40
Other non-current financial assets	1,024	807	78.81	1,008	766	75.99
Other non-current assets	1,083	44	4.06	1,253	74	5.91
Short-term debt	3,161	124	3.92	2,882	52	1.80
Current portion of long-term lease liabilities	971	126	12.98	849	54	6.36
Trade and other payables	14,302	1,785	12.48	12,936	2,100	16.23
Other current liabilities	9,955	201	2.02	4,872	452	9.28
Non-current lease liabilities	4,312	45	1.04	4,169	112	2.69
Other non-current liabilities	2,396	417	17.40	1,877	23	1.23

CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS	105

The impact of transactions with related parties on the profit and loss accounts consisted of the following:

	First Half, 2021			First Half, 2020
(€ million)	Total	Related parties	Impact %	Total	Related parties	Impact %
Sales from operations	30,788	835	2.71	22,030	556	2.52
Other income and revenues	651	16	2.46	460	19	4.13
Purchases, services and other	(22,117)	(3,702)	16.74	(17,186)	(3,329)	19.37
Net (impairment losses) reversals of trade and other receivables	(67)	(3)	4.48	(211)	61	..
Payroll and related costs	(1,493)	(16)	1.07	(1,542)	(19)	1.23
Other operating income (expense)	48	252	..	(373)	(75)	20.11
Finance income	1,831	31	1.69	2,153	64	2.97
Finance expense	(2,105)	(40)	1.90	(2,596)	(10)	0.39

Main cash flows with related parties are provided below:

(€ million)	First Half 2021	First Half 2020
Revenues and other income	851	575
Costs and other expenses	(3,383)	(2,851)
Other operating income (loss)	252	(75)
Net change in trade and other receivables and liabilities	(323)	(10)
Net interests	19	49
Net cash provided from operating activities	(2,584)	(2,312)
Capital expenditure in tangible and intangible assets	(335)	(497)
Net change in accounts payable and receivable in relation to investments	64	(46)
Change in financial receivables	(49)	(100)
Net cash used in investing activities	(320)	(643)
Change in financial and lease liabilities	29	3
Net cash used in financing activities	29	3
Total financial flows to related parties	(2,875)	(2,952)

The impact of cash flows with related parties consisted of the following:

	First Half, 2021			First Half, 2020
(€ million)	Total	Related parties	Impact %	Total	Related parties	Impact %
Net cash provided from operating activities	4,093	(2,584)	..	2,378	(2,312)	..
Net cash used in investing activities	(4,133)	(320)	7.74	(2,741)	(643)	23.46
Net cash used in financing activities	325	29	8.92	908	3	0.33

106	CONSOLIDATED INTERIM FINANCIAL STATEMENTS I NOTES ON FINANCIAL STATEMENTS

33 SIGNIFICANT NON-RECURRING EVENTS AND OPERATIONS

In the first half of 2021 and 2020, Eni did not report any non-recurring events and/or operations.

34 POSITIONS OR TRANSACTIONS DERIVING FROM ATYPICAL AND/OR UNUSUAL OPERATIONS

In the first half of 2021 and 2020, no transactions deriving from atypical and/or unusual operations were reported.

35 SUBSEQUENT EVENTS

No significant events were reported after June 30, 2021.

 107

Certification pursuant to article 154-bis, paragraph 5 of the Legislative Decree No. 58/1998 (Testo Unico della Finanza)

1.	The undersigned Claudio Descalzi and Francesco Esposito, in their quality as Chief Executive Officer and Officer responsible for the preparation of financial reports of Eni, also pursuant to article 154-bis, paragraphs 3 and 4 of Legislative Decree No. 58 of February 24, 1998, certify that internal controls over financial reporting in place for the preparation of the condensed consolidated interim financial statements as of June 30, 2021 and during the period covered by the report, were:

•	adequate to the Company structure, and

•	effectively applied during the process of preparation of the report.

2.	Internal controls over financial reporting in place for the preparation of the 2021 condensed consolidated interim financial statements have been defined and the evaluation of their effectiveness has been assessed based on principles and methodologies adopted by Eni in accordance with the Internal Control-Integrated Framework Model issued by the Committee of Sponsoring Organizations of the Treadway Commission, which represents an internationally-accepted framework for the internal control system.

3.	The undersigned officers also certify that:

3.1	Condensed consolidated interim financial statements as of June 30, 2021:

a)	have been prepared in accordance with applicable international accounting standards adopted by the European Community pursuant to Regulation (CE) n. 1606/2002 of the European Parliament and European Council of July 19, 2002;

b)	correspond to the accounting books and entries;

c)	fairly and truly represent the financial position, the performance and the cash flows of the issuer and the companies included in the consolidation as of, and for, the period presented in this report.

3.2   The interim operating and financial review includes a reliable analysis of the material events occurred during the first half of 2021 and their impact on condensed consolidated interim financial statements, as well as a description of the main risks and uncertainties for the second half of the year. The interim operating and financial review contains a reliable analysis of the disclosure on significant related-partly transaction

July 30, 2021

/s/ Claudio Descalzi	/s/ Francesco Esposito
Claudio Descalzi	Francesco Esposito
Chief Executive Officer	Officer responsible for the
preparation of financial reports

 108

Report of Independent Auditors

REVIEW REPORT ON THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the Shareholders of

Eni SpA

Foreword

We have reviewed the condensed consolidated interim financial statements of Eni SpA and its subsidiaries (Eni Group) as of 30 June 2021, comprising the consolidated balance sheet, the profit and loss account, the statement of comprehensive income, the statement of changes in shareholders’ equity, the statement of cash flows and related explanatory notes. The Directors of Eni SpA are responsible for the preparation of the condensed consolidated interim financial statements in accordance with International Accounting Standard 34 applicable to interim financial reporting (IAS 34) as adopted by the European Union. Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

Scope of Review

We conducted our work in accordance with the criteria for a review recommended by Consob in Resolution No. 10867 of 31 July 1997. A review of condensed consolidated interim financial statements consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than a full-scope audit conducted in accordance with International Standards on Auditing (ISA Italia) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the condensed consolidated interim financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements of Eni Group as of 30 June 2021 are not prepared, in all material respects, in accordance with International Accounting Standard 34 applicable to interim financial reporting (IAS 34) as adopted by the European Union.

Rome, 4 August 2021

PricewaterhouseCoopers SpA

Signed by

Massimo Rota

(Partner)

This report has been translated into English from the Italian original solely for the convenience of international readers

PricewaterhouseCoopers SpA

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www.pwc.com/it

110	ANNEX TO FINANCIAL STATEMENTS | INVESTMENTS OWNED BY ENI AS OF JUNE 30, 2021

List of companies owned by Eni SpA
as of June 30, 2021

Investments owned by Eni as of June 30, 2021

In accordance with the provisions of articles 38 and 39 of the Legislative Decree no. 127/1991 and Consob communication no. DEM/6064293 of July 28, 2006, the lists of subsidiaries, joint arrangements and associates and significant investments owned by Eni SpA as of June 30, 2021, is presented below.

Companies are divided by business segment and, within each segment, they are ordered between Italy and outside Italy and alphabetically. For each company are indicated: company name, registered head office, operating office, share capital, shareholders and percentage of ownership; for consolidated subsidiaries is indicated the equity ratio attributable to Eni; for unconsolidated investments owned by consolidated companies is indicated the valuation method. In the footnotes are indicated which investments are quoted in the Italian regulated markets or in other regulated markets of the European Union and the percentage of the ordinary voting rights entitled to shareholders if different from the percentage of ownership. The currency codes indicated are reported in accordance with the International Standard ISO 4217.

As of June 30, 2021, the breakdown of the companies owned by Eni is provided in the table below:

	Subsidiaries			Joint arrangements and			Other significant investments(a)
				associates
		Outside			Outside			Outside
	Italy	Italy	Total	Italy	Italy	Total	Italy	Italy	Total
Fully consolidated subsidiaries	60	152	212
Consolidated joint operations				4	7	11

Investments owned by consolidated companies (b)
Equity-accounted investments	5	31	36	25	49	74
Investments at cost net of impairment losses	5	6	11	3	27	30
Investments at fair value							4	22	26
	10	37	47	28	76	104	4	22	26
Investments in non consolidated companies
Owned by controlled companies		2	2		4	4
Owned by jointly controlled companies					4	4
		2	2		8	8
Total	70	191	261	32	91	123	4	22	26

(a)	Relates to investments other than subsidiaries, joint arrangements and associates with an ownership interest greater than 2% for listed companies or 10% for unlisted companies.
(b)	Investments in subsidiaries accounted for using the equity method and at cost net of impairment losses relate to non-significant companies.

Subsidiaries and joint arrangements resident in States or territory with a privileged tax regime

The Legislative Decree of 29 November 2018, n. 241, enforcing the EU Directive rules in the matter of tax avoidance practices, modified the definition of a State or territory with a privileged tax regime pursuant to art.47-bis of the D.P.R. December 22, 1986, no. 917. Following the aforementioned amendments, and the amendments to art. 167 of the D.P.R. December 22, 1986, No. 917, the provisions regarding foreign subsidiaries, CFC, are applied if the non-resident controlled entities jointly present the following conditions:

a)	they are subject to an effective taxation of less than half to which they would have been subject if they were resident in Italy;

b)	more than one third of the proceeds fall into one or more of the following categories: interests, royalties, dividends, financial leasing income, income from insurance and banking activities, income from intra-group services with low or zero added economic value.

As of June 30, 2021, Eni controls 5 companies that benefit from a privileged tax regime. Of these 5 companies, 4 are subject to taxation in Italy because they are included in Eni’s tax return, 1 company is not subject to taxation in Italy for the exemption obtained by the Revenue Agency.

No subsidiary that benefits from a privileged tax regime has issued financial instruments. All the financial statements for 2021 are audited by PricewaterhouseCoopers.

ANNEX TO FINANCIAL STATEMENTS | SUBSIDIARIES	111

PARENT COMPANY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership
Eni SpA (#)	Rome	Italy	EUR	4,005,358,876	Cassa Depositi e Prestiti SpA	25.96
					Ministero dell'Economia e delle Finanze	4.37
					Eni SpA	0.92
					Other shareholders	68.75

SUBSIDIARIES

EXPLORATION & PRODUCTION

IN ITALY
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Angola SpA	San Donato Milanese	Angola	EUR	20,200,000	Eni SpA	100.00	100.00	F.C.
	(MI)
Eni Mediterranea Idrocarburi SpA	Gela (CL)	Italy	EUR	5,200,000	Eni SpA	100.00	100.00	F.C.

Eni Mozambico SpA	San Donato Milanese	Mozambique	EUR	200,000	Eni SpA	100.00	100.00	F.C.
	(MI)
Eni Timor Leste SpA	San Donato Milanese	East Timor	EUR	4,386,849	Eni SpA	100.00	100.00	F.C.
	(MI)
Eni West Africa SpA	San Donato Milanese	Angola	EUR	10,000,000	Eni SpA	100.00	100.00	F.C.
	(MI)
Floaters SpA	San Donato Milanese	Italy	EUR	200,120,000	Eni SpA	100.00	100.00	F.C.
	(MI)
Ieoc SpA	San Donato Milanese	Egypt	EUR	7,518,000	Eni SpA	100.00	100.00	F.C.
	(MI)
Società Petrolifera Italiana SpA	San Donato Milanese	Italy	EUR	8,034,400	Eni SpA	99.96	99.96	F.C.
	(MI)				Third parties	0.04

OUTSIDE ITALY

Agip Caspian Sea BV	Amsterdam	Kazakhstan	EUR	20,005	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Agip Energy and Natural Resources	Abuja	Nigeria	NGN	5,000,000	Eni International BV	95.00	100.00	F.C.
(Nigeria) Ltd	(Nigeria)				Eni Oil Holdings BV	5.00
Agip Karachaganak BV	Amsterdam	Kazakhstan	EUR	20,005	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Burren Energy (Bermuda) Ltd (1)	Hamilton	United Kingdom	USD	12,002	Burren Energy Plc	100.00	100.00	F.C.
	(Bermuda)
Burren Energy (Egypt) Ltd	London	Egypt	GBP	2	Burren Energy Plc	100.00		Eq.
	(United Kingdom)
Burren Energy Congo Ltd (2)	Tortola	Republic of the	USD	50,000	Burren En.(Berm)Ltd	100.00	100.00	F.C.
	(British Virgin	Congo
	Islands)

(*)	F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(#)	Company with shares quoted in the regulated market of Italy or of other EU countries.
(1)	Company that benefits from a privileged tax regime pursuant to art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917: the company is not subjected to taxation in Italy for the exemption obtained by the Revenue Agency.
(2)	Company that does not benefit from a privileged tax regime pursuant to Art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917: the company operates with permanent establishment in Congo and the nominal tax rate is not lower than 50% of that current in Italy.

112	ANNEX TO FINANCIAL STATEMENTS | SUBSIDIARIES

								Consolidation
	Registered	Country of		Share		%	%	or valutation
Company name	office	Operation	Currency	Capital	Shareholders	Ownership	Equity Ratio	method (*)
Burren Energy India Ltd	London	United Kingdom	GBP	2	Burren Energy Plc	100.00	100.00	F.C.
	(United Kingdom)
Burren Energy Plc	London	United Kingdom	GBP	28,819,023	Eni UK Holding Plc	99.99	100.00	F.C.
	(United Kingdom)				Eni UK Ltd	(..)
Burren Shakti Ltd (3)	Hamilton	United Kingdom	USD	213,138	Burren En. India Ltd	100.00	100.00	F.C.
	(Bermuda)
Eni Abu Dhabi BV (4)	Amsterdam	United Arab	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)	Emirates
Eni AEP Ltd	London	Pakistan	GBP	471,000	Eni UK Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Albania BV	Amsterdam	Albania	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Algeria Exploration BV	Amsterdam	Algeria	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Algeria Ltd Sàrl	Luxembourg	Algeria	USD	20,000	Eni Oil Holdings BV	100.00	100.00	F.C.
	(Luxembourg)
Eni Algeria Production BV	Amsterdam	Algeria	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Ambalat Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni America Ltd	Dover	USA	USD	72,000	Eni UHL Ltd	100.00	100.00	F.C.
	(USA)
Eni Angola Exploration BV	Amsterdam	Angola	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Angola Production BV	Amsterdam	Angola	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Argentina Exploración y	Buenos Aires	Argentina	ARS	31,997,266	Eni International BV	95.00	100.00	F.C.
Explotación SA	(Argentina)				Eni Oil Holdings BV	5.00
Eni Arguni I Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Australia BV	Amsterdam	Australia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Australia Ltd	London	Australia	GBP	20,000,000	Eni International BV	100.00	100.00	F.C.
	(United Kingdom)
Eni Bahrain BV	Amsterdam	Bahrain	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni BB Petroleum Inc	Dover	USA	USD	1,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
	(USA)
Eni BTC Ltd	London	United Kingdom	GBP	1	Eni International BV	100.00		Eq.
	(United Kingdom)
Eni Bukat Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Canada Holding Ltd	Calgary	Canada	USD	2,653,200,001	Eni International BV	100.00	100.00	F.C.
	(Canada)
Eni CBM Ltd	London	Indonesia	USD	2,210,728	Eni Lasmo Plc	100.00		Eq.
	(United Kingdom)
Eni China BV	Amsterdam	China	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Congo SA	Pointe-Noire	Republic of the	USD	17,000,000	Eni E&P Holding BV	99.99	100.00	F.C.
	(Republic of the Congo)	Congo			Eni International BV	(..)
					Eni Int. NA NV Sàrl	(..)
Eni Côte d’Ivoire Ltd	London	Ivory Coast	GBP	1	Eni Lasmo Plc	100.00	100.00	F.C.
	(United Kingdom)

(*)	F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(3)	Company that benefits from a privileged tax regime pursuant to Art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917: the company is subjected to taxation in Italy because it is included in Eni’s tax return.
(4)	Company that does not benefit from a privileged tax regime pursuant to Art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917: the company operates with permanent establishment in the United Arab Emirates and the nominal tax rate is not lower than 50% of that current in Italy.

ANNEX TO FINANCIAL STATEMENTS | SUBSIDIARIES	113

								Consolidation
	Registered	Country of		Share		%	%	or valutation
Company name	office	Operation	Currency	Capital	Shareholders	Ownership	Equity Ratio	method (*)
Eni Cyprus Ltd	Nicosia	Cyprus	EUR	2,007	Eni International BV	100.00	100.00	F.C.
	(Cyprus)
Eni Denmark BV	Amsterdam	Greenland	EUR	20,000	Eni International BV	100.00		Eq.
	(Netherlands)
Eni do Brasil Investimentos em	Rio De Janeiro	Brazil	BRL	1,593,415,000	Eni International BV	99.99		Eq.
Exploração e Produção de Petróleo Ltda	(Brazil)				Eni Oil Holdings BV	(..)
Eni East Ganal Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni East Sepinggan Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Elgin/Franklin Ltd	London	United Kingdom	GBP	100	Eni UK Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Energy Russia BV	Amsterdam	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Exploration & Production Holding BV	Amsterdam	Netherlands	EUR	29,832,777.12	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Gabon SA	Libreville	Gabon	XAF	4,000,000,000	Eni International BV	100.00	100.00	F.C.
	(Gabon)
Eni Ganal Ltd	London	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Gas & Power LNG Australia BV	Amsterdam	Australia	EUR	1,013,439	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Ghana Exploration and	Accra	Ghana	GHS	21,412,500	Eni International BV	100.00	100.00	F.C.
Production Ltd	(Ghana)
Eni Hewett Ltd	Aberdeen	United Kingdom	GBP	3,036,000	Eni UK Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Hydrocarbons Venezuela Ltd	London	Venezuela	GBP	8,050,500	Eni Lasmo Plc	100.00		Eq.
	(United Kingdom)
Eni India Ltd	London	India	GBP	44,000,000	Eni Lasmo Plc	100.00		Eq.
	(United Kingdom)
Eni Indonesia Ltd	London	Indonesia	GBP	100	Eni ULX Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Indonesia Ots 1 Ltd (5)	Grand Cayman	Indonesia	USD	1.01	Eni Indonesia Ltd	100.00	100.00	F.C.
	(Cayman Islands)
Eni International NA NV Sàrl	Luxembourg	United Kingdom	USD	25,000	Eni International BV	100.00	100.00	F.C.
	(Luxembourg)
Eni Investments Plc	London	United Kingdom	GBP	750,050,000	Eni SpA	99.99	100.00	F.C.
	(United Kingdom)				Eni UK Ltd	(..)
Eni Iran BV	Amsterdam	Iran	EUR	20,000	Eni International BV	100.00		Eq.
	(Netherlands)
Eni Iraq BV	Amsterdam	Iraq	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Ireland BV	Amsterdam	Ireland	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Isatay BV	Amsterdam	Kazakhstan	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni JPDA 03-13 Ltd	London	Australia	GBP	250,000	Eni International BV	100.00	100.00	F.C.
	(United Kingdom)
Eni JPDA 06-105 Pty Ltd	Perth	Australia	AUD	80,830,576	Eni International BV	100.00	100.00	F.C.
	(Australia)
Eni JPDA 11-106 BV	Amsterdam	Australia	EUR	50,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Kenya BV	Amsterdam	Kenya	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)

(*)	F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(5)	Company that does not benefit from a privileged tax regime pursuant to Art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917: the company operates with permanent establishment in Indonesia and the nominal tax rate is not lower than 50% of that current in Italy.

114	ANNEX TO FINANCIAL STATEMENTS | SUBSIDIARIES

									Consolidation
	Registered	Country of		Share			%	%	or valutation
Company name	office	Operation	Currency	Capital		Shareholders	Ownership	Equity Ratio	method (*)
Eni Krueng Mane Ltd	London	Indonesia	GBP	2		Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Lasmo Plc	London	United Kingdom	GBP	337,638,724.25		Eni Investments Plc	99.99	100.00	F.C.
	(United Kingdom)					Eni UK Ltd	(.)
Eni Lebanon BV	Amsterdam	Lebanon	EUR	20,000		Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Liverpool Bay Operating Co Ltd	London	United Kingdom	GBP	1		Eni UK Ltd	100.00		Eq.
	(United Kingdom)
Eni LNS Ltd	London	United Kingdom	GBP	1		Eni UK Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Marketing Inc	Dover	USA	USD	1,000		Eni Petroleum Co Inc	100.00	100.00	F.C.
	(USA)
Eni Maroc BV	Amsterdam	Morocco	EUR	20,000		Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni México S. de RL de CV	Mexico City	Mexico	MXN	3,000		Eni International BV	99.90	100.00	F.C.
	(Mexico)					Eni Oil Holdings BV	0.10
Eni Middle East Ltd	London	United Kingdom	GBP	1		Eni ULT Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni MOG Ltd	London	United Kingdom	GBP	0	(a)	Eni Lasmo Plc	99.99	100.00	F.C.
(in liquidation)	(United Kingdom)					Eni LNS Ltd	(.)
Eni Montenegro BV	Amsterdam	Republic of the	EUR	20,000		Eni International BV	100.00	100.00	F.C.
	(Netherlands)	Montenegro
Eni Mozambique Engineering Ltd	London	United Kingdom	GBP	1		Eni Lasmo Plc	100.00	100.00	F.C.
	(United Kingdom)
Eni Mozambique LNG Holding BV	Amsterdam	Netherlands	EUR	20,000		Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Muara Bakau BV	Amsterdam	Indonesia	EUR	20,000		Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Myanmar BV	Amsterdam	Myanmar	EUR	20,000		Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni North Africa BV	Amsterdam	Libya	EUR	20,000		Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni North Ganal Ltd	London	Indonesia	GBP	1		Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Oil & Gas Inc	Dover	USA	USD	100,800		Eni America Ltd	100.00	100.00	F.C.
	(USA)
Eni Oil Algeria Ltd	London	Algeria	GBP	1,000		Eni Lasmo Plc	100.00	100.00	F.C.
	(United Kingdom)
Eni Oil Holdings BV	Amsterdam	Netherlands	EUR	450,000		Eni ULX Ltd	100.00	100.00	F.C.
	(Netherlands)
Eni Oman BV	Amsterdam	Oman	EUR	20,000		Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Pakistan (M) Ltd Sàrl	Luxembourg	Pakistan	USD	20,000		Eni Oil Holdings BV	100.00	100.00	F.C.
	(Luxembourg)
Eni Pakistan Ltd	London	Pakistan	GBP	90,087		Eni ULX Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Petroleum Co Inc	Dover	USA	USD	156,600,000		Eni SpA	63.86	100.00	F.C.
	(USA)					Eni International BV	36.14
Eni Petroleum US Llc	Dover	USA	USD	1,000		Eni BB Petroleum Inc	100.00	100.00	F.C.
	(USA)
Eni Portugal BV	Amsterdam	Portugal	EUR	20,000		Eni International BV	100.00		Co.
(in liquidation)	(Netherlands)
Eni Qatar BV	Amsterdam	Netherlands	EUR	20,000		Eni International BV	100.00		Eq.
	(Netherlands)

(*)	F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(a)	Shares without nominal value.

ANNEX TO FINANCIAL STATEMENTS | SUBSIDIARIES	115

									Consolidation
	Registered	Country of		Share			%	%	or valutation
Company name	office	Operation	Currency	Capital		Shareholders	Ownership	Equity Ratio	method (*)
Eni RAK BV (6)	Amsterdam	United Arab	EUR	20,000		Eni International BV	100.00	100.00	F.C.
	(Netherlands)	Emirates
Eni Rapak Ltd	London	Indonesia	GBP	2		Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni RD Congo SA	Kinshasa	Democratic	CDF	750,000,000		Eni International BV	99.99		Eq.
	(Democratic Republic	Republic of the				Eni Oil Holdings BV	(.)
	of the Congo)	Congo
Eni Rovuma Basin BV	Amsterdam	Mozambique	EUR	20,000		Eni Mozambique LNG H.	100.00	100.00	F.C.
	(Netherlands)					BV
Eni Sharjah BV (6)	Amsterdam	United Arab	EUR	20,000		Eni International BV	100.00	100.00	F.C.
	(Netherlands)	Emirates
Eni South Africa BV	Amsterdam	Republic of	EUR	20,000		Eni International BV	100.00	100.00	F.C.
	(Netherlands)	South Africa
Eni South China Sea Ltd Sàrl	Luxembourg	China	USD	20,000		Eni International BV	100.00		Eq.
	(Luxembourg)
Eni TNS Ltd	Aberdeen	United Kingdom	GBP	1,000		Eni UK Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Tunisia BV	Amsterdam	Tunisia	EUR	20,000		Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Turkmenistan Ltd(7)	Hamilton	Turkmenistan	USD	20,000		Burren En.(Berm)Ltd	100.00	100.00	F.C.
	(Bermuda)
Eni UHL Ltd	London	United Kingdom	GBP	1		Eni ULT Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni UK Holding Plc	London	United Kingdom	GBP	424,050,000		Eni Lasmo Plc	99.99	100.00	F.C.
	(United Kingdom)					Eni UK Ltd	(.)
Eni UK Ltd	London	United Kingdom	GBP	50,000,000		Eni International BV	100.00	100.00	F.C.
	(United Kingdom)
Eni UKCS Ltd	London	United Kingdom	GBP	100		Eni UK Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Ukraine Holdings BV	Amsterdam	Netherlands	EUR	20,000		Eni International BV	100.00		Eq.
	(Netherlands)
Eni Ukraine Llc	Kiev	Ukraine	UAH	114,240,208.09		Eni Ukraine Hold.BV	99.99
	(Ukraine)					Eni International BV	0.01
Eni Ukraine Shallow Waters BV	Amsterdam	Ukraine	EUR	20,000		Eni Ukraine Hold.BV	100.00
	(Netherlands)
Eni ULT Ltd	London	United Kingdom	GBP	93,215,492.25		Eni Lasmo Plc	100.00	100.00	F.C.
	(United Kingdom)
Eni ULX Ltd	London	United Kingdom	GBP	200,010,000		Eni ULT Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni US Operating Co Inc	Dover	USA	USD	1,000		Eni Petroleum Co Inc	100.00	100.00	F.C.
	(USA)
Eni USA Gas Marketing Llc	Dover	USA	USD	10,000		Eni Marketing Inc	100.00	100.00	F.C.
	(USA)
Eni USA Inc	Dover	USA	USD	1,000		Eni Oil & Gas Inc	100.00	100.00	F.C.
	(USA)
Eni Venezuela BV	Amsterdam	Venezuela	EUR	20,000		Eni Venezuela E&P	100.00	100.00	F.C.
	(Netherlands)					Holding
Eni Venezuela E&P Holding SA	Bruxelles	Belgium	USD	254,443,200		Eni International BV	99.99	100.00	F.C.
	(Belgium)					Eni Oil Holdings BV	(.)
Eni Ventures Plc	London	United Kingdom	GBP	0	(a)	Eni International BV	99.99		Co.
(in liquidation)	(United Kingdom)					Eni Oil Holdings BV	(..)
Eni Vietnam BV	Amsterdam	Vietnam	EUR	20,000		Eni International BV	100.00	100.00	F.C.
	(Netherlands)

(*)	F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(6)	Company that does not benefit from a privileged tax regime pursuant to Art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917: the company operates with permanent establishment in the United Arab Emirates and the nominal tax rate is not lower than 50% of that current in Italy.
(7)	Company that does not benefit from a privileged tax regime pursuant to Art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917: the company operates with permanent establishment in Turkmenistan and the nominal tax rate is not lower than 50% of that current in Italy.
(a)	Shares without nominal value.

116	ANNEX TO FINANCIAL STATEMENTS | SUBSIDIARIES

								Consolidation
	Registered	Country of		Share		%	%	or valutation
Company name	office	Operation	Currency	Capital	Shareholders	Ownership	Equity Ratio	method (*)
Eni West Ganal Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni West Timor Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Yemen Ltd	London	United Kingdom	GBP	1,000	Burren Energy Plc	100.00		Eq.
	(United Kingdom)
Eurl Eni Algérie	Algiers	Algeria	DZD	1,000,000	Eni Algeria Ltd Sàrl	100.00		Eq.
	(Algeria)
First Calgary Petroleums LP	Wilmington	Algeria	USD	1	Eni Canada Hold. Ltd	99.99	100.00	F.C.
	(USA)				FCP Partner Co ULC	0.01
First Calgary Petroleums Partner Co	Calgary	Canada	CAD	10	Eni Canada Hold. Ltd	100.00	100.00	F.C.
ULC	(Canada)
Ieoc Exploration BV	Amsterdam	Egypt	EUR	20,000	Eni International BV	100.00		Eq.
	(Netherlands)
Ieoc Production BV	Amsterdam	Egypt	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Lasmo Sanga Sanga Ltd (8)	Hamilton	Indonesia	USD	12,000	Eni Lasmo Plc	100.00	100.00	F.C.
	(Bermuda)
Liverpool Bay CCS Ltd	London	United Kingdom	GBP	10,000	Eni Lasmo Plc	100.00		Eq.
	(United Kingdom)
Liverpool Bay Ltd	London	United Kingdom	USD	1	Eni ULX Ltd	100.00		Eq.
	(United Kingdom)
Mizamtec Operating Company S. de	Mexico City	Mexico	MXN	3,000	Eni US Op. Co Inc	99.90	100.00	F.C.
RL de CV	(Mexico)				Eni Petroleum Co Inc	0.10
Nigerian Agip CPFA Ltd	Lagos	Nigeria	NGN	1,262,500	NAOC Ltd	98.02		Co.
	(Nigeria)				Agip En Nat Res.Ltd	0.99
					Nigerian Agip E. Ltd	0.99
Nigerian Agip Exploration Ltd	Abuja	Nigeria	NGN	5,000,000	Eni International BV	99.99	100.00	F.C.
	(Nigeria)				Eni Oil Holdings BV	0.01
Nigerian Agip Oil Co Ltd	Abuja	Nigeria	NGN	1,800,000	Eni International BV	99.89	100.00	F.C.
	(Nigeria)				Eni Oil Holdings BV	0.11
OOO ‘Eni Energhia’	Moscow	Russia	RUB	2,000,000	Eni Energy Russia BV	99.90		Eq.
	(Russia)				Eni Oil Holdings BV	0.10
Zetah Congo Ltd (9)	Nassau	Republic of the	USD	300	Eni Congo SA	66.67		Co.
	(Bahamas)	Congo			Burren En.Congo Ltd	33.33
Zetah Kouilou Ltd (9)	Nassau	Republic of the	USD	2,000	Eni Congo SA	54.50		Co.
	(Bahamas)	Congo			Burren En.Congo Ltd	37.00
					Third parties	8.50

(*)	F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(8)	Company that does not benefit from a privileged tax regime pursuant to Art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917: the company operates with permanent establishment in Indonesia and the nominal tax rate is not lower than 50% of that current in Italy.
(9)	Company that benefits from a privileged tax regime pursuant to Art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917: the company is subjected to taxation in Italy because it is included in Eni's tax return.

ANNEX TO FINANCIAL STATEMENTS | SUBSIDIARIES	117

GLOBAL GAS & LNG PORTFOLIO

IN ITALY

								Consolidation or
								valutation method
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	(*)
Eni Gas Transport Services Srl	San Donato Milanese	Italy	EUR	120,000	Eni SpA	100.00		Co.
	(MI)
Eni Global Energy Markets SpA	Rome	Italy	EUR	41,233,720	Eni SpA	100.00	100.00	F.C.
LNG Shipping SpA	San Donato Milanese	Italy	EUR	240,900,000	Eni SpA	100.00	100.00	F.C.
	(MI)
Trans Tunisian Pipeline Co SpA	San Donato Milanese	Tunisia	EUR	1,098,000	Eni SpA	100.00	100.00	F.C.
	(MI)

OUTSIDE ITALY

Eni G&P Trading BV	Amsterdam	Turkey	EUR	70,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Gas Liquefaction BV	Amsterdam	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Société de Service du Gazoduc	Tunis	Tunisia	TND	99,000	Eni International BV	66.67	66.67	F.C.
Transtunisien SA - Sergaz SA	(Tunisia)				Third parties	33.33
Société pour la Construction du	Tunis	Tunisia	TND	200,000	Eni International BV	99.85	100.00	F.C.
Gazoduc Transtunisien SA - Scogat	(Tunisia)				Eni SpA	0.05
SA					LNG Shipping SpA	0.05
					Trans Tunis.P.Co SpA	0.05
Unión Fenosa Gas Comercializadora	Madrid	Spain	EUR	2,340,240	Eni SpA	100.00	100.00	F.C.
SAU	(Spain)

(*)	F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

118	ANNEX TO FINANCIAL STATEMENTS | SUBSIDIARIES

REFINING & MARKETING AND CHEMICAL

Refining & Marketing

IN ITALY

								Consolidation or
								Valutation method
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	(*)
Calandre Energia Srl Società Agricola	Bolzano	Italy	EUR	10,000	EniBioCh4in SpA	100.00	100.00	F.C.
Ecofuel SpA	San Donato Milanese	Italy	EUR	52,000,000	Eni SpA	100.00	100.00	F.C.
	(MI)
Eni Fuel SpA	Rome	Italy	EUR	59,944,310	Eni SpA	100.00	100.00	F.C.
Eni Trade & Biofuels SpA	Rome	Italy	EUR	22,568,759	Eni SpA	100.00	100.00	F.C.

Eni4Cities SpA	San Donato Milanese	Italy	EUR	50,000	Ecofuel SpA	100.00		Eq.
	(MI)
EniBioCh4in Alexandria Srl Società	San Donato Milanese	Italy	EUR	50,000	EniBioCh4in SpA	70.00	70.00	F.C.
Agricola	(MI)				Third parties	30.00
EniBioCh4in Appia Srl Società	San Donato Milanese	Italy	EUR	10,000	EniBioCh4in SpA	100.00	100.00	F.C.
Agricola	(MI)
EniBioCh4in Aprilia Srl	San Donato Milanese	Italy	EUR	10,000	EniBioCh4in SpA	100.00	100.00	F.C.
	(MI)
EniBioCh4in Grupellum Società	San Donato Milanese	Italy	EUR	100,000	EniBioCh4in SpA	98.00	98.00	F.C.
Agricola Srl	(MI)				Third parties	2.00
EniBioCh4in Jonica Srl	San Donato Milanese	Italy	EUR	20,000	EniBioCh4in SpA	100.00	100.00	F.C.
	(MI)
EniBioCh4in Momo Società Agricola	San Donato Milanese	Italy	EUR	20,000	EniBioCh4in SpA	95.00	95.00	F.C.
Srl	(MI)				Third parties	5.00
EniBioCh4in Mortara Società Agricola	San Donato Milanese	Italy	EUR	20,000	EniBioCh4in SpA	95.00	95.00	F.C.
Srl	(MI)				Third parties	5.00
EniBioCh4in Pannellia BioGas Srl	San Donato Milanese	Italy	EUR	50,000	EniBioCh4in SpA	100.00	100.00	F.C.
Società Agricola	(MI)
EniBioCh4in Plovera Società Agricola	San Donato Milanese	Italy	EUR	20,000	EniBioCh4in SpA	98.00	98.00	F.C.
Srl	(MI)				Third parties	2.00
EniBioCh4in Quadruvium Srl Società	San Donato Milanese	Italy	EUR	50,000	EniBioCh4in SpA	100.00	100.00	F.C.
Agricola	(MI)
EniBioCh4in Rhodigium Società	San Donato Milanese	Italy	EUR	20,000	EniBioCh4in SpA	100.00	100.00	F.C.
Agricola Srl	(MI)
EniBioCh4in Service BioGas Srl	San Donato Milanese	Italy	EUR	50,000	EniBioCh4in SpA	100.00	100.00	F.C.
	(MI)
EniBioCh4in Società Agricola Il Bue	San Donato Milanese	Italy	EUR	10,000	EniBioCh4in SpA	100.00	100.00	F.C.
Srl	(MI)
EniBioCh4in SpA	San Donato Milanese	Italy	EUR	2,500,000	Ecofuel SpA	100.00	100.00	F.C.
	(MI)
FRI-EL Annia Srl Società Agricola	Bolzano	Italy	EUR	50,000	EniBioCh4in SpA	100.00	100.00	F.C.
FRI-EL Briona Srl Società Agricola	Bolzano	Italy	EUR	20,000	EniBioCh4in SpA	100.00	100.00	F.C.
FRI-EL Gardilliana Società Agricola	Bolzano	Italy	EUR	50,000	EniBioCh4in SpA	100.00	100.00	F.C.
Srl
FRI-EL Maddalena Società Agricola	Bolzano	Italy	EUR	50,000	EniBioCh4in SpA	100.00	100.00	F.C.
Srl
FRI-EL Medea Srl Società Agricola	Bolzano	Italy	EUR	50,000	EniBioCh4in SpA	100.00	100.00	F.C.

(*)	F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

ANNEX TO FINANCIAL STATEMENTS | SUBSIDIARIES	119

								Consolidation or
								Valutation method
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	(*)
FRI-EL San Benedetto Po Srl Società	Bolzano	Italy	EUR	10,000	EniBioCh4in SpA	100.00	100.00	F.C.
Agricola
FRI-EL Vigevano Srl Società Agricola	Bolzano	Italy	EUR	100,000	EniBioCh4in SpA	100.00	100.00	F.C.
Petroven Srl	Genova	Italy	EUR	918,520	Ecofuel SpA	100.00	100.00	F.C.
Po' Energia Srl Società Agricola	Bolzano	Italy	EUR	10,000	EniBioCh4in SpA	100.00	100.00	F.C.
Raffineria di Gela SpA	Gela (CL)	Italy	EUR	15,000,000	Eni SpA	100.00	100.00	F.C.
SeaPad SpA	Genova	Italy	EUR	12,400,000	Ecofuel SpA	80.00		Eq.
					Third parties	20.00
Servizi Fondo Bombole Metano SpA	Rome	Italy	EUR	13,580,000.20	Eni SpA	100.00		Co.
Villacidro Agricole Società Agricola a	Bolzano	Italy	EUR	10,000	EniBioCh4in SpA	100.00	100.00	F.C.
responsabilità limitata

OUTSIDE ITALY

Eni Abu Dhabi Refining & Trading BV	Amsterdam	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Abu Dhabi Refining & Trading	Amsterdam	United Arab	EUR	20,000	Eni Abu Dhabi R&T	100.00		Eq.
Services BV	(Netherlands)	Emirates
Eni Austria GmbH	Wien	Austria	EUR	78,500,000	Eni International BV	75.00	100.00	F.C.
	(Austria)				Eni Deutsch. GmbH	25.00
Eni Benelux BV	Rotterdam	Netherlands	EUR	1,934,040	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Deutschland GmbH	Munich	Germany	EUR	90,000,000	Eni International BV	89.00	100.00	F.C.
	(Germany)				Eni Oil Holdings BV	11.00
Eni Ecuador SA	Quito	Ecuador	USD	103,142.08	Eni International BV	99.93	100.00	F.C.
	(Ecuador)				Esain SA	0.07
Eni France Sàrl	Lyon	France	EUR	56,800,000	Eni International BV	100.00	100.00	F.C.
	(France)
Eni Iberia SLU	Alcobendas	Spain	EUR	17,299,100	Eni International BV	100.00	100.00	F.C.
	(Spain)
Eni Lubricants Trading (Shanghai) Co	Shanghai	China	EUR	5,000,000	Eni International BV	100.00	100.00	F.C.
Ltd	(China)
Eni Marketing Austria GmbH	Wien	Austria	EUR	19,621,665.23	Eni Mineralölh.GmbH	99.99	100.00	F.C.
	(Austria)				Eni International BV	(..)
Eni Mineralölhandel GmbH	Wien	Austria	EUR	34,156,232.06	Eni Austria GmbH	100.00	100.00	F.C.
	(Austria)
Eni Schmiertechnik GmbH	Wurzburg	Germany	EUR	2,000,000	Eni Deutsch. GmbH	100.00	100.00	F.C.
	(Germany)
Eni Suisse SA	Lausanne	Switzerland	CHF	102,500,000	Eni International BV	100.00	100.00	F.C.
	(Switzerland)
Eni Trading & Shipping Inc	Dover	USA	USD	36,000,000	ET&B SpA	100.00	100.00	F.C.
	(USA)
Eni Transporte y Suministro México,	Mexico City	Mexico	MXN	3,000	Eni International BV	99.90		Eq.
S. de RL de CV	(Mexico)				Eni Oil Holdings BV	0.10
Eni USA R&M Co Inc	Wilmington (USA)	USA	USD	11,000,000	Eni International BV	100.00		Eq.

(*)	F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

120	ANNEX TO FINANCIAL STATEMENTS | SUBSIDIARIES

								Consolidation or
								Valutation method
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity Ratio	(*)
Esacontrol SA	Quito	Ecuador	USD	60,000	Eni Ecuador SA	87.00		Eq.
	(Ecuador)				Third parties	13.00
Esain SA	Quito	Ecuador	USD	30,000	Eni Ecuador SA	99.99	100.00	F.C.
	(Ecuador)				Tecnoesa SA	(..)
Oléoduc du Rhȏne SA	Valais	Switzerland	CHF	7,000,000	Eni International BV	100.00		Eq.
	(Switzerland)
OOO "Eni-Nefto”	Moscow	Russia	RUB	1,010,000	Eni International BV	99.01		Eq.
	(Russia)				Eni Oil Holdings BV	0.99
Tecnoesa SA	Quito	Ecuador	USD	36,000	Eni Ecuador SA	99.99		Eq.
	(Ecuador)				Esain SA	(..)

(*)	F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

ANNEX TO FINANCIAL STATEMENTS | SUBSIDIARIES	121

Chemical

IN ITALY

								Consolidation or
								Valutation method
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity Ratio	(*)
Versalis SpA	San Donato Milanese	Italy	EUR	446,050,728.65	Eni SpA	100.00	100.00	F.C.
	(MI)

OUTSIDE ITALY

Dunastyr Polisztirolgyártó	Budapest	Hungary	HUF	4,332,947,072	Versalis SpA	96.34	100.00	F.C.
Zártkörûen Mûködõ Részvénytársaság	(Hungary)				Versalis International SA	1.83
					Versalis Deutsch. GmbH	1.83
Versalis Americas Inc	Dover	USA	USD	100,000	Versalis International SA	100.00	100.00	F.C.
	(USA)
Versalis Congo Sarlu	Pointe-Noire	Republic of the	XAF	1,000,000	Versalis International SA	100.00	100.00	F.C.
	(Republic of the Congo)	Congo
Versalis Deutschland GmbH	Eschborn	Germany	EUR	100,000	Versalis SpA	100.00	100.00	F.C.
	(Germany)
Versalis France SAS	Mardyck	France	EUR	126,115,582.90	Versalis SpA	100.00	100.00	F.C.
	(France)
Versalis International SA	Bruxelles	Belgium	EUR	15,449,173.88	Versalis SpA	59.00	100.00	F.C.
	(Belgium)				Versalis Deutsch. GmbH	23.71
					Dunastyr Zrt	14.43
					Versalis France	2.86
Versalis Kimya Ticaret Limited Sirketi	Istanbul	Turkey	TRY	20,000	Versalis International SA	100.00	100.00	F.C.
	(Turkey)
Versalis México S. de R.L. de CV	Mexico City	Mexico	MXN	1,000	Versalis International SA	99.00	100.00	F.C.
	(Mexico)				Versalis SpA	1.00
Versalis Pacific (India) Private Ltd	Mumbai	India	INR	238,700	Versalis Singapore P. Ltd	99.99		Eq.
	(India)				Third parties	(..)
Versalis Pacific Trading (Shanghai)	Shanghai	China	CNY	1,000,000	Versalis SpA	100.00	100.00	F.C.
Co Ltd	(China)
Versalis Singapore Pte Ltd	Singapore	Singapore	SGD	80,000	Versalis SpA	100.00	100.00	F.C.
	(Singapore)
Versalis UK Ltd	London	United Kingdom	GBP	4,004,042	Versalis SpA	100.00	100.00	F.C.
	(United Kingdom)
Versalis Zeal Ltd	Takoradi	Ghana	GHS	5,650,000	Versalis International SA	80.00	80.00	F.C.
	(Ghana)				Third parties	20.00

(*)	F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

122	ANNEX TO FINANCIAL STATEMENTS | SUBSIDIARIES

ENI GAS E LUCE, POWER & RENEWABLES

Eni gas e luce

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or Valutation method (*)
Eni gas e luce SpA Società Benefit	San Donato Milanese	Italy	EUR	770,0 00,00 0	Eni SpA	100.00	100.00	F.C.
	(MI)
Evolvere SpA Società Benefit	Milan	Italy	EUR	1,130,000	Eni gas e luce SpA Soc. Ben.	70.52	70.52	F.C.
					Third parties	29.48
Evolvere Venture SpA	Milan	Italy	EUR	50,000	Evolvere SpA Soc. Ben.	100.00	70.52	F.C.
SEA SpA	L'Aquila	Italy	EUR	100,000	Eni gas e luce SpA Soc. Ben.	60.00	60.00	F.C.
					Third parties	40.00

OUTSIDE ITALY

Adriaplin Podjetje za distribucijo zemeljskega plina doo Ljubljana	Ljubljana (Slovenia)	Slovenia	EUR	12,956,935	Eni gas e luce SpA Soc. Ben.	51.00	51.00	F.C.

					Third parties	49.00
Aldro Energía y Soluciones SLU	Torrelavega (Spain)	Spain	EUR	3,192,000	Eni gas e luce SpA Soc. Ben.	100.00	100.00	F.C.

Eni Gas & Power France SA	Levallois Perret (France)	France	EUR	29,937,600	Eni gas e luce SpA Soc. Ben.	99.87	99.87	F.C.

					Third parties	0.13
Gas Supply Company Thessaloniki - Thessalia SA	Thessaloniki (Greece)	Greece	EUR	13,761,788	Eni gas e luce SpA Soc. Ben.	100.00	100.00	F.C.

Instalaciones Martínez Díez SLU	Torrelavega (Spain)	Spain	EUR	18,030	Eni gas e luce SpA Soc. Ben.	100.00	100.00	F.C.

(*)	F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

ANNEX TO FINANCIAL STATEMENTS | SUBSIDIARIES	123

Power

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or Valutation method (*)
EniPower Mantova SpA	San Donato Milanese (MI)	Italy	EUR	144,000,000	EniPower SpA Third parties	86.50 13.50	86.50	F.C.

EniPower SpA	San Donato Milanese	Italy	EUR	944,947,849	Eni SpA	100.00	100.00	F.C.
	(MI)

(*)	F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

124	ANNEX TO FINANCIAL STATEMENTS | SUBSIDIARIES

Renewables

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity Ratio	Consolidation or Valutation method (*)
CGDB Enrico Srl	San Donato Milanese	Italy	EUR	10,000	Eni New Energy SpA	100.00	100.00	F.C.
	(MI)
CGDB Laerte Srl	San Donato Milanese	Italy	EUR	10,000	Eni New Energy SpA	100.00	100.00	F.C.
	(MI)
Eni New Energy SpA	San Donato Milanese	Italy	EUR	9,296,000	Eni gas e luce SpA Soc. Ben.	100.00	100.00	F.C.
	(MI)
Wind Park Laterza Srl	San Donato Milanese	Italy	EUR	10,000	Eni New Energy SpA	100.00	100.00	F.C.
	(MI)

OUTSIDE ITALY

Arm Wind Llp	Nur-Sultan (Kazakhstan)	Kazakhstan	KZT	19,069,100,000	Eni Energy Solutions BV	100.00	100.00	F.C.

Eni Energy Solutions BV	Amsterdam	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni New Energy Egypt SAE	Cairo	Egypt	EGP	250,000	Eni International BV	99.98		Eq.
	(Egypt)				Ieoc Exploration BV	0.01
					Ieoc Production BV	0.01
Eni New Energy Pakistan (Private) Ltd	Saddar Town-Karachi (Pakistan)	Pakistan	PKR	136,000,000	Eni International BV	99.98	100.00	F.C.
					Eni Oil Holdings BV	0.01
					Eni Pakistan Ltd (M)	0.01
Eni New Energy US Inc	Dover (USA)	USA	USD	100	Eni Petroleum Co Inc	100.00	100.00	F.C.

Eni North Sea Wind Ltd	London (United Kingdom)	United Kingdom	GBP	10,000	Eni Energy Solutions BV	100.00	100.00	F.C.

(*)	F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

ANNEX TO FINANCIAL STATEMENTS | SUBSIDIARIES	125

CORPORATE AND OTHER ACTIVITIES

Corporate and financial companies

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity Ratio	Consolidation or Valutation method (*)
Agenzia Giornalistica Italia SpA	Rome	Italy	EUR	2,000,000	Eni SpA	100.00	100.00	F.C.
D-Service Media Srl	Milan	Italy	EUR	75,000	D-Share SpA	100.00		Eq.
(in liquidation)
D-Share SpA	Milan	Italy	EUR	121,719.25	Agi SpA	55.21	55.21	F.C.
					Third parties	44.79
Eni Corporate University SpA	San Donato Milanese	Italy	EUR	3,360,000	Eni SpA	100.00	100.00	F.C.
	(MI)
Eni Energia Italia Srl	San Donato Milanese	Italy	EUR	50,000	Eni SpA	100.00		Co.
	(MI)
Eni Nuova Energia Srl	San Donato Milanese	Italy	EUR	50,000	Eni SpA	100.00		Co.
	(MI)
Eni Trading & Shipping SpA	Rome	Italy	EUR	334,171	Eni SpA	100.00		Co.
(in liquidation)
EniProgetti SpA	Venezia Marghera (VE)	Italy	EUR	2,064,000	Eni SpA	100.00	100.00	F.C.
EniServizi SpA	San Donato Milanese	Italy	EUR	13,427,419.08	Eni SpA	100.00	100.00	F.C.
	(MI)
Serfactoring SpA	San Donato Milanese	Italy	EUR	5,160,000	Eni SpA	49.00	49.00	F.C.
	(MI)				Third parties	51.00
Servizi Aerei SpA	San Donato Milanese	Italy	EUR	48,205,536	Eni SpA	100.00	100.00	F.C.
	(MI)

OUTSIDE ITALY

Banque Eni SA	Bruxelles	Belgium	EUR	50,000,000	Eni International BV	99.90	100.00	F.C.
	(Belgium)				Eni Oil Holdings BV	0.10
D-Share USA Corp.	New York	USA	USD	0 (a)	D-Share SpA	100.00		Co.
	(USA)
Eni Finance International SA	Bruxelles	Belgium	USD	1,480,365,336	Eni International BV	66.39	100.00	F.C.
	(Belgium)				Eni SpA	33.61
Eni Finance USA Inc	Dover	USA	USD	15,000,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
	(USA)
Eni Insurance DAC	Dublin	Ireland	EUR	500,000,000	Eni SpA	100.00	100.00	F.C.
	(Ireland)
Eni International BV	Amsterdam	Netherlands	EUR	641,683,425	Eni SpA	100.00	100.00	F.C.
	(Netherlands)
Eni International Resources Ltd	London	United Kingdom	GBP	50,000	Eni SpA	99.99	100.00	F.C.
	(United Kingdom)				Eni UK Ltd	(..)
Eni Next Llc	Dover	USA	USD	100	Eni Petroleum Co Inc	100.00	100.00	F.C.
	(USA)
EniProgetti Egypt Ltd	Cairo	Egypt	EGP	50,000	EniProgetti SpA	99.00		Eq.
	(Egypt)				Eni SpA	1.00

(*)	F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(a)	Shares without nominal value.

126	ANNEX TO FINANCIAL STATEMENTS | SUBSIDIARIES

Other activities

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity Ratio	Consolidation or Valutation method (*)
Anic Partecipazioni SpA	Gela (CL)	Italy	EUR	23,519,847.16	Eni Rewind SpA	99.97		Eq.
(in liquidation)					Third parties	0.03
Eni Rewind SpA	San Donato Milanese	Italy	EUR	281,857,871.44	Eni SpA	99.99	100.00	F.C.
	(MI)				Third parties	(..)
Industria Siciliana Acido Fosforico -	Gela (CL)	Italy	EUR	1,300,000	Eni Rewind SpA	52.00		Eq.
ISAF - SpA					Third parties	48.00
(in liquidation)
Ing. Luigi Conti Vecchi SpA	Assemini (CA)	Italy	EUR	5,518,620.64	Eni Rewind SpA	100.00	100.00	F.C.

OUTSIDE ITALY

Eni Rewind International BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00		Eq.

Oleodotto del Reno SA	Coira (Switzerland)	Switzerland	CHF	1,550,000	Eni Rewind SpA	100.00		Eq.

(*)	F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

ANNEX TO FINANCIAL STATEMENTS | JOINT ARRANGEMENTS AND ASSOCIATES	127

JOINT ARRANGEMENTS AND ASSOCIATES

EXPLORATION & PRODUCTION

IN ITALY

								Consolidation or
								valuation method
Company name	Registered office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity Ratio	(*)
Mozambique Rovuma Venture SpA(†)	San Donato Milanese	Mozambique	EUR	20,000,000	Eni SpA	35.71	35.71	J.O.
	(MI)				Third parties	64.29

OUTSIDE ITALY

Agiba Petroleum Co(†)	Cairo	Egypt	EGP	20,000	Ieoc Production BV	50.00		Co.
	(Egypt)				Third parties	50.00
Angola LNG Ltd	Hamilton	Angola	USD	9,952,000,000	Eni Angola Prod.BV	13.60		Eq.
	(Bermuda)				Third parties	86.40
Ashrafi Island Petroleum Co	Cairo	Egypt	EGP	20,000	Ieoc Production BV	25.00		Co.
(in liquidation)	(Egypt)				Third parties	75.00
Barentsmorneftegaz Sàrl (†)	Luxembourg	Russia	USD	20,000	Eni Energy Russia BV	33.33		Eq.
	(Luxembourg)				Third parties	66.67
Cabo Delgado Gas Development	Maputo	Mozambique	MZN	2,500,000	Eni Mozambique LNG H.	50.00		Co.
Limitada (†)	(Mozambique)				BV
					Third parties	50.00
Cardón IV SA (†)	Caracas	Venezuela	VES	172.10	Eni Venezuela BV	50.00		Eq.
	(Venezuela)				Third parties	50.00
Compañia Agua Plana SA	Caracas	Venezuela	VES	0.001	Eni Venezuela BV	26.00		Co.
	(Venezuela)				Third parties	74.00
Coral FLNG SA	Maputo	Mozambique	MZN	100,000,000	Eni Mozambique LNG H.	25.00		Eq.
	(Mozambique)				BV
					Third parties	75.00
Coral South FLNG DMCC	Dubai	United Arab	AED	500,000	Eni Mozambique LNG H.	25.00		Eq.
	(United Arab Emirates)	Emirates			BV
					Third parties	75.00
East Delta Gas Co	Cairo	Egypt	EGP	20,000	Ieoc Production BV	37.50		Co.
(in liquidation)	(Egypt)				Third parties	62.50
East Kanayis Petroleum Company (†)	Cairo	Egypt	EGP	20,000	Ieoc Production BV	50.00		Co.
	(Egypt)				Third parties	50.00
East Obaiyed Petroleum Company (†)	Cairo	Egypt	EGP	20,000	Ieoc SpA	50.00		Co.
	(Egypt)				Third parties	50.00
El Temsah Petroleum Co	Cairo	Egypt	EGP	20,000	Ieoc Production BV	25.00		Co.
	(Egypt)				Third parties	75.00
El-Fayrouz Petroleum Co (†)	Cairo	Egypt	EGP	20,000	Ieoc Exploration BV	50.00
(in liquidation)	(Egypt)				Third parties	50.00
Fedynskmorneftegaz Sàrl (†)	Luxembourg	Russia	USD	20,000	Eni Energy Russia BV	33.33		Eq.
	(Luxembourg)				Third parties	66.67
Isatay Operating Company Llp (†)	Nur-Sultan	Kazakhstan	KZT	400,000	Eni Isatay	50.00		Co.
	(Kazakhstan)				Third parties	50.00
Karachaganak Petroleum	Amsterdam	Kazakhstan	EUR	20,000	Agip Karachaganak BV	29.25		Co.
Operating BV	(Netherlands)				Third parties	70.75
Karachaganak Project Development	Reading, Berkshire	United Kingdom	GBP	100	Agip Karachaganak BV	38.00		Co.
Ltd (KPD)	(United Kingdom)				Third parties	62.00
(in liquidation)

(*)	F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†)	Jointly controlled entity.

128	ANNEX TO FINANCIAL STATEMENTS | JOINT ARRANGEMENTS AND ASSOCIATES

								Consolidation or
								valuation method
Company name	Registered office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity Ratio	(*)
Khaleej Petroleum Co WII	Safat	Kuwait	KWD	250,000	Eni Middle E. Ltd	49.00		Eq.
	(Kuwait)				Third parties	51.00
Liberty National Development Co Llc	Wilmington	USA	USD	0 (a)	Eni Oil & Gas Inc	32.50		Eq.
	(USA)				Third parties	67.50
Mediterranean Gas Co	Cairo	Egypt	EGP	20,000	Ieoc Production BV	25.00		Co.
	(Egypt)				Third parties	75.00
Meleiha Petroleum Company(†)	Cairo	Egypt	EGP	20,000	Ieoc Production BV	50.00		Co.
	(Egypt)				Third parties	50.00
Mellitah Oil & Gas BV(†)	Amsterdam	Libya	EUR	20,000	Eni North Africa BV	50.00		Co.
	(Netherlands)				Third parties	50.00
Nile Delta Oil Co Nidoco	Cairo	Egypt	EGP	20,000	Ieoc Production BV	37.50		Co.
	(Egypt)				Third parties	62.50
Norpipe Terminal Holdco Ltd	London	Norway	GBP	55.69	Eni SpA	14.20		Eq.
	(United Kingdom)				Third parties	85.80
North Bardawil Petroleum Co	Cairo	Egypt	EGP	20,000	Ieoc Exploration BV	30.00
	(Egypt)				Third parties	70.00
North El Burg Petroleum Co	Cairo	Egypt	EGP	20,000	Ieoc SpA	25.00		Co.
	(Egypt)				Third parties	75.00
Petrobel Belayim Petroleum Co(†)	Cairo	Egypt	EGP	20,000	Ieoc Production BV	50.00		Co.
	(Egypt)				Third parties	50.00
PetroBicentenario SA(†)	Caracas	Venezuela	VES	3,790	Eni Lasmo Plc	40.00		Eq.
	(Venezuela)				Third parties	60.00
PetroJunín SA(†)	Caracas	Venezuela	VES	24,021	Eni Lasmo Plc	40.00		Eq.
	(Venezuela)				Third parties	60.00
PetroSucre SA	Caracas	Venezuela	VES	2,203	Eni Venezuela BV	26.00		Eq.
	(Venezuela)				Third parties	74.00
Pharaonic Petroleum Co	Cairo	Egypt	EGP	20,000	Ieoc Production BV	25.00		Co.
	(Egypt)				Third parties	75.00
Point Resources FPSO AS	Sandnes	Norway	NOK	150,100,000	PR FPSO Holding AS	100.00
	(Norway)
Point Resources FPSO Holding AS	Sandnes	Norway	NOK	60,000	Vår Energi AS	100.00
	(Norway)
Port Said Petroleum Co(†)	Cairo	Egypt	EGP	20,000	Ieoc Production BV	50.00		Co.
	(Egypt)				Third parties	50.00
PR Jotun DA	Sandnes	Norway	NOK	0 (a)	PR FPSO AS	95.00
	(Norway)				PR FPSO Holding AS	5.00
Raml Petroleum Co	Cairo	Egypt	EGP	20,000	Ieoc Production BV	22.50		Co.
	(Egypt)				Third parties	77.50
Ras Qattara Petroleum Co	Cairo	Egypt	EGP	20,000	Ieoc Production BV	37.50		Co.
	(Egypt)				Third parties	62.50
Rovuma Basin LNG Land Limitada(†)	Maputo	Mozambique	MZN	140,000	Mozambique Rovuma	33.33		Co.
	(Mozambique)				Venture SpA
					Third parties	66.67
Rovuma LNG Investment (DIFC) Ltd	Dubai	Mozambique	USD	50,000	Eni Mozambique LNG H.	25.00		Eq.
	(United Arab Emirates)				BV
					Third parties	75.00
Rovuma LNG SA	Maputo	Mozambique	MZN	100,000,000	Eni Mozambique LNG H.	25.00		Eq.
	(Mozambique)				BV
					Third parties	75.00

(*)	F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†)	Jointly controlled entity.
(a)	Shares without nominal value.

ANNEX TO FINANCIAL STATEMENTS | JOINT ARRANGEMENTS AND ASSOCIATES	129

								Consolidation or
								valuation method
Company name	Registered office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity Ratio	(*)
Shorouk Petroleum Company	Cairo	Egypt	EGP	20,000	Ieoc Production BV	25.00		Co.
	(Egypt)				Third parties	75.00
Société Centrale Electrique du Congo	Pointe-Noire	Republic of the	XAF	44,732,000,000	Eni Congo SA	20.00		Eq.
SA	(Republic of the Congo)	Congo			Third parties	80.00
Société Italo Tunisienne	Tunis	Tunisia	TND	5,000,000	Eni Tunisia BV	50.00		Eq.
d'Exploitation Pétrolière SA(†)	(Tunisia)				Third parties	50.00
Sodeps - Société de	Tunis	Tunisia	TND	100,000	Eni Tunisia BV	50.00		Co.
Developpement et d'Exploitation du	(Tunisia)				Third parties	50.00
Permis du Sud SA(†)
Thekah Petroleum Co	Cairo	Egypt	EGP	20,000	Ieoc Exploration BV	25.00
(in liquidation)	(Egypt)				Third parties	75.00
United Gas Derivatives Co	New Cairo	Egypt	USD	153,000,000	Eni International BV	33.33		Eq.
	(Egypt)				Third parties	66.67
Vår Energi AS (†)	Forus	Norway	NOK	399,425,000	Eni International BV	69.85		Eq.
	(Norway)				Third parties	30.15
Vår Energi Marine AS	Sandnes	Norway	NOK	61,000,000	Vår Energi AS	100.00
	(Norway)
VIC CBM Ltd (†)	London	Indonesia	USD	52,315,912	Eni Lasmo Plc	50.00		Eq.
	(United Kingdom)				Third parties	50.00
Virginia Indonesia Co CBM Ltd (†)	London	Indonesia	USD	25,631,640	Eni Lasmo Plc	50.00		Eq.
	(United Kingdom)				Third parties	50.00
West ASHRAFI Petroleum	Cairo	Egypt	EGP	20,000	Ieoc Exploration BV	50.00
Company (†)	(Egypt)				Third parties	50.00
(in liquidation)

(*)	F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†)	Jointly controlled entity.

130	ANNEX TO FINANCIAL STATEMENTS | JOINT ARRANGEMENTS AND ASSOCIATES

GLOBAL GAS & LNG PORTFOLIO

IN ITALY

									Consolidation or
									Valuation method
Company name	Registered office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity Ratio		(*)
Mariconsult SpA (†)	Milan	Italy	EUR	120,000	Eni SpA	50.00			Eq.
					Third parties	50.00
Transmed SpA (†)	Milan	Italy	EUR	240,000	Eni SpA	50.00			Eq.
					Third parties	50.00

OUTSIDE ITALY

Angola LNG Supply Services Llc	Wilmington	USA	USD	19,278,782	Eni USA Gas M. Llc	13.60			Eq.
	(USA)				Third parties	86.40
Blue Stream Pipeline Co BV(†)	Amsterdam	Russia	USD	22,000	Eni International BV	50.00	74.62	(a)	J.O.
	(Netherlands)				Third parties	50.00
GreenStream BV(†)	Amsterdam	Libya	EUR	200,000,000	Eni North Africa BV	50.00	50.00		J.O.
	(Netherlands)				Third parties	50.00
Premium Multiservices SA	Tunis	Tunisia	TND	200,000	Sergaz SA	49.99			Eq.
	(Tunisia)				Third parties	50.01
SAMCO Sagl	Lugano	Switzerland	CHF	20,000	Eni International BV	5.00			Eq.
	(Switzerland)				Transmed.Pip.Co Ltd	90.00
					Third parties	5.00
SEGAS Services SAE (†)	Damietta	Egypt	USD	1,000,000	Eni Gas Liquef. BV	1.00	50.00		J.O.
	(Egypt)				Segas Co SAE	98.00
					Third parties	1.00
Spanish Egyptian Gas Co SAE (†)	Damietta	Egypt	USD	375,000,000	Eni Gas Liquef. BV	50.00	50.00		J.O.
	(Egypt)				Third parties	50.00
Transmediterranean Pipeline	St. Helier	Jersey	USD	10,310,000	Eni SpA	50.00	50.00		J.O.
Co Ltd (†) (10)	(Jersey)				Third parties	50.00

(*)	F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†)	Jointly controlled entity.
(10)	Company that benefits from a privileged tax regime pursuant to Art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917: the company is subjected to taxation in Italy because it is included in Eni's tax return. The company is considered as a controlled entity pursuant to Art. 167, paragraph 3 of the TUIR.
(a)	Percentage equal to Eni working interest.

ANNEX TO FINANCIAL STATEMENTS | JOINT ARRANGEMENTS AND ASSOCIATES	131

REFINING & MARKETING AND CHEMICAL

Refining & Marketing

IN ITALY

								Consolidation or
								valuation method
Company name	Registered office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity Ratio	(*)
Arezzo Gas SpA (†)	Arezzo	Italy	EUR	394,000	Eni Fuel SpA	50.00		Eq.
					Third parties	50.00
CePIM Centro Padano Interscambio	Fontevivo (PR)	Italy	EUR	6,642,928.32	Ecofuel SpA	44.78		Eq.
Merci SpA					Third parties	55.22
Consorzio Operatori GPL di Napoli	Napoli	Italy	EUR	102,000	Eni Fuel SpA	25.00		Co.
					Third parties	75.00
Costiero Gas Livorno SpA (†)	Livorno	Italy	EUR	26,000,000	Eni Fuel SpA	65.00	65.00	J.O.
					Third parties	35.00
Disma SpA	Segrate (MI)	Italy	EUR	2,600,000	Eni Fuel SpA	25.00		Eq.
					Third parties	75.00
Livorno LNG Terminal SpA	Livorno	Italy	EUR	200,000	Costiero Gas L.SpA	50.00		Co.
(in liquidation)					Third parties	50.00
Porto Petroli di Genova SpA	Genova	Italy	EUR	2,068,000	Ecofuel SpA	40.50		Eq.
					Third parties	59.50
Raffineria di Milazzo ScpA(†)	Milazzo (ME)	Italy	EUR	171,143,000	Eni SpA	50.00	50.00	J.O.
					Third parties	50.00
Seram SpA	Fiumicino (RM)	Italy	EUR	852,000	Eni SpA	25.00		Eq.
					Third parties	75.00
Sigea Sistema Integrato Genova	Genova	Italy	EUR	3,326,900	Ecofuel SpA	35.00		Eq.
Arquata SpA					Third parties	65.00
Società Oleodotti Meridionali -	Rome	Italy	EUR	3,085,000	Eni SpA	70.00		Eq.
SOM SpA (†)					Third parties	30.00

OUTSIDE ITALY

Abu Dhabi Oil Refining Company	Abu Dhabi	United Arab	AED	500,000,000	Eni Abu Dhabi R&T	20.00		Eq.
(TAKREER)	(United Arab Emirates)	Emirates			Third parties	80.00
ADNOC Global Trading Ltd	Abu Dhabi	United Arab	USD	1,000	Eni Abu Dhabi R&T	20.00		Eq.
	(United Arab Emirates)	Emirates			Third parties	80.00
AET -	Schwedt	Germany	EUR	27,000	Eni Deutsch. GmbH	33.33		Eq.
Raffineriebeteiligungsgesellschaft	(Germany)				Third parties	66.67
mbH (†)
Bayernoil Raffineriegesellschaft	Vohburg	Germany	EUR	10,226,000	Eni Deutsch. GmbH	20.00	20.00	J.O.
mbH (†)	(Germany)				Third parties	80.00
City Carburoil SA (†)	Rivera	Switzerland	CHF	6,000,000	Eni Suisse SA	49.91		Eq.
	(Switzerland)				Third parties	50.09
Egyptian International Gas	Cairo	Egypt	EGP	100,000,000	Eni International BV	40.00		Co.
Technology Co	(Egypt)				Third parties	60.00
ENEOS Italsing Pte Ltd	Singapore	Singapore	SGD	12,000,000	Eni International BV	22.50		Eq.
	(Singapore)				Third parties	77.50
Fuelling Aviation Services GIE	Tremblay En France	France	EUR	1	Eni France Sàrl	25.00		Co.
	(France)				Third parties	75.00

(*)	F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†)	Jointly controlled entity.

132	ANNEX TO FINANCIAL STATEMENTS | JOINT ARRANGEMENTS AND ASSOCIATES

Company name	Registered office	Country of operation	Currency	Share capital	Shareholders	% Ownership		% Equity Ratio	Consolidation or valuation method (*)
Mediterranée Bitumes SA	Tunis	Tunisia	TND	1,000,000	Eni International BV	34.00			Eq.
	(Tunisia)				Third parties	66.00
Routex BV	Amsterdam	Netherlands	EUR	67,500	Eni International BV	20.00			Eq.
	(Netherlands)				Third parties	80.00
Saraco SA	Meyrin	Switzerland	CHF	420,000	Eni Suisse SA	20.00			Co.
	(Switzerland)				Third parties	80.00
Supermetanol CA(†)	Jose Puerto La Cruz	Venezuela	VES	120.867	Ecofuel SpA	34.51	(a)	50.00	J.O.
	(Venezuela)				Supermetanol CA	30.07
					Third parties	35.42
TBG Tanklager Betriebsgesellschaft	Salzburg	Austria	EUR	43,603.70	Eni Marketing A.GmbH	50.00			Eq.
GmbH (†)	(Austria)				Third parties	50.00
Weat Electronic Datenservice GmbH	Düsseldorf	Germany	EUR	409,034	Eni Deutsch. GmbH	20.00			Eq.
	(Germany)				Third parties	80.00

(*)	F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(†)	Jointly controlled entity.

(a)	Controlling interest:	Ecofuel SpA	50.00
		Third parties	50.00

ANNEX TO FINANCIAL STATEMENTS | JOINT ARRANGEMENTS AND ASSOCIATES	133

Chemical

IN ITALY

Company name	Registered office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity Ratio	Consolidation or valuation method (*)
Brindisi Servizi Generali Scarl	Brindisi	Italy	EUR	1,549,060	Versalis SpA	49.00		Eq.
					Eni Rewind SpA	20.20
					EniPower SpA	8.90
					Third parties	21.90
Finproject SpA	Morrovalle (MC)	Italy	EUR	18,500,000	Versalis SpA	40.00		Eq.
					Third parties	60.00
IFM Ferrara ScpA	Ferrara	Italy	EUR	5,270,466	Versalis SpA	19.74		Eq.
					Eni Rewind SpA	11.58
					S.E.F. Srl	10.70
					Third parties	57.98
Matrìca SpA(†)	Porto Torres (SS)	Italy	EUR	37,500,000	Versalis SpA	50.00		Eq.
					Third parties	50.00
Priolo Servizi ScpA	Melilli (SR)	Italy	EUR	28,100,000	Versalis SpA	37.22		Eq.
					Eni Rewind SpA	5.65
					Third parties	57.13
Ravenna Servizi Industriali ScpA	Ravenna	Italy	EUR	5,597,400	Versalis SpA	42.13		Eq.
					EniPower SpA	30.37
					Ecofuel SpA	1.85
					Third parties	25.65
Servizi Porto Marghera Scarl	Venezia Porto	Italy	EUR	8,695,718	Versalis SpA	48.44		Eq.
	Marghera (VE)				Eni Rewind SpA	38.39
					Third parties	13.17

OUTSIDE ITALY

Lotte Versalis Elastomers Co Ltd(†)	Yeosu	South Korea	KRW	531,800,000,000	Versalis SpA	50.00		Eq.
	(South Korea)				Third parties	50.00
Versalis Chem-invest LLP(†)	Uralsk City	Kazakhstan	KZT	64,194,000	Versalis International SA	49.00		Eq.
	(Kazakhstan)				Third parties	51.00
VPM Oilfield Specialty Chemicals	Abu Dhabi	United Arab	AED	1,000,000	Versalis SpA	49.00		Eq.
Llc(†)	(United Arab Emirates)	Emirates			Third parties	51.00

(*)	F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(†)	Jointly controlled entity.

134	ANNEX TO FINANCIAL STATEMENTS | JOINT ARRANGEMENTS AND ASSOCIATES

ENI GAS E LUCE, POWER & RENEWABLES

Eni gas e luce

IN ITALY

Company name	Registered office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity Ratio	Consolidation or valuation method *)
E-Prosume Srl (†)	Milan	Italy	EUR	100,000	Evolvere Venture SpA	50.00		Eq.
					Third parties	50.00
Evogy Srl	Seriate (BG)	Italy	EUR	10,000	Evolvere Venture SpA	40.00		Eq.
					Third parties	60.00
PV Family Srl	Cagliari	Italy	EUR	131,200	Evolvere SpA Soc. Ben.	45.12		Eq.
					Third parties	54.88
Renewable Dispatching Srl	Milan	Italy	EUR	200,000	Evolvere Venture SpA	40.00		Eq.
					Third parties	60.00
Tate Srl	Bologna	Italy	EUR	408,509.29	Evolvere Venture SpA	20.00		Eq.
					Third parties	80.00

OUTSIDE ITALY

Gas Distribution Company of	Ampelokipi-Menemeni	Greece	EUR	247,127,605	Eni gas e luce SpA Soc.	49.00		Eq.
Thessaloniki - Thessaly SA(†)	(Greece)				Ben.
					Third parties	51.00
OVO Energy (France) SAS	Paris	France	EUR	66,666.66	Eni gas e luce SpA Soc.	25.00		Eq.
	(France)				Ben.
					Third parties	75.00

(*)	F.C. = full consolidation J.O. = joint operation. Eq. = equity-accounted. Co. = valued at cost, F.V. = valued at fair value.
(†)	Jointly controlled entity.

ANNEX TO FINANCIAL STATEMENTS | JOINT ARRANGEMENTS AND ASSOCIATES	135

Power

IN ITALY

Company name	Registered office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity Ratio	Consolidation or valuation method (*)
Società EniPower Ferrara Srl (†)	San Donato Milanese	Italy	EUR	140,000,000	EniPower SpA	51.00	51.00	J.O.
	(MI)				Third parties	49.00

(*)	F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†)	Jointly controlled entity.

136	ANNEX TO FINANCIAL STATEMENTS | JOINT ARRANGEMENTS AND ASSOCIATES

Renewables

IN ITALY

Company name	Registered office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity Ratio	Consolidation or valuation method (*)
GreenIT SpA(†)	San Donato Milanese	Italy	EUR	50,000	Eni gas e luce SpA Soc.	51.00		Eq.
	(MI)				Ben.
					Third parties	49.00

OUTSIDE ITALY

Doggerbank Offshore Wind Farm	Reading	United Kingdom	GBP	1,000	Eni North Sea Wind	20.00		Eq.
Project 1 Holdco Ltd(†)	(United Kingdom)				Third parties	80.00
Doggerbank Offshore Wind Farm	Reading	United Kingdom	GBP	1,000	Eni North Sea Wind	20.00		Eq.
Project 2 Holdco Ltd(†)	(United Kingdom)				Third parties	80.00
Novis Renewables Holdings Llc	Wilmington	USA	USD	100	Eni New Energy US	49.00		Eq.
	(USA)				Third parties	51.00
Novis Renewables Llc(†)	Wilmington	USA	USD	100	Eni New Energy US	50.00		Eq.
	(USA)				Third parties	50.00
Société Energies Renouvelables	Tunis	Tunisia	TND	1,000,000	Eni International BV	50.00		Eq.
Eni-ETAP SA (†)	(Tunisia)				Third parties	50.00
Solenova Ltd(†)	London	United Kingdom	USD	1,580,000	Eni Energy Solutions BV	50.00		Eq.
	(United Kingdom)				Third parties	50.00
Vårgrønn AS(†)	Stavanger	Norway	NOK	100,000	Eni Energy Solutions BV	69.60		Eq.
	(Norway)				Third parties	30.40

(*)	F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(†)	Jointly controlled entity.

ANNEX TO FINANCIAL STATEMENTS | JOINT ARRANGEMENTS AND ASSOCIATES	137

CORPORATE AND OTHER ACTIVITIES

Corporate and financial companies

IN ITALY

Company name	Registered office	Country of operation	Currency	Share capital	Shareholders	% Ownership		% Equity Ratio	Consolidation or valuation method (*)
Consorzio per l'attuazione del	Frascati (RM)	Italy	EUR	1,000,000	Eni SpA	25.00			Co.
Progetto Divertor Tokamak Test					Third parties	75.00
DTT Scarl (†)
Saipem SpA (#)(†)	San Donato Milanese	Italy	EUR	2,191,384,693	Eni SpA	30.54	(a)		Eq.
	(MI)				Saipem SpA	1.72
					Third parties	67.74

OUTSIDE ITALY

Commonwealth Fusion Systems Llc	Wilmington (USA)	USA	USD	215,000,514.83	Eni Next Llc Third parties				Eq.
CZero Inc	Wilmington	USA	USD	8,116,660.78	Eni Next Llc				Eq.
	(USA)				Third parties
Form Energy Inc	Somerville	USA	USD	124,001,561.31	Eni Next Llc				Eq.
	(USA)				Third parties
Tecninco Engineering Contractors	Aksai	Kazakhstan	KZT	29,478,455	EniProgetti SpA	49.00			Eq.
LlP(†)	(Kazakhstan)				Third parties	51.00
Thiozen Inc	Wilmington	USA	USD	10,999,929.007	Eni Next Llc				Eq.
	(USA)				Third parties

(*)	F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(#)	Company with shares quoted in the regulated market of Italy or of other EU countries.

(†)	Jointly controlled entity.

(a)	Controlling interest:	Eni SpA	31.08
		Third parties	68.92

138	ANNEX TO FINANCIAL STATEMENTS | JOINT ARRANGEMENTS AND ASSOCIATES

Other activities

IN ITALY

Company name	Registered office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity Ratio	Consolidation or valuation method (*)
HEA SpA (+)	Bologna	Italy	EUR	50,000	Eni Rewind SpA	50.00		Eq.
					Third parties	50.00
Progetto Nuraghe Scarl	Porto Torres (SS)	Italy	EUR	10,000	Eni Rewind SpA	48.55		Eq.
					Third parties	51.45

(*)	F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(†)	jointly controlled entity.

ANNEX TO FINANCIAL STATEMENTS | OTHER SIGNIFICANT INVESTMENTS	139

OTHER SIGNIFICANT INVESTMENTS

EXPLORATION & PRODUCTION

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	Consolidation or valuation method (*)
Consorzio Universitario in Ingegneria	Pisa	Italy	EUR	136,000	Eni SpA	20.00	F.V.
per la Qualità e I'Innovazione					Third parties	80.00

OUTSIDE ITALY

Administradora del Golfo de Paria Este SA	Caracas (Venezuela)	Venezuela	VES	0.001	Eni Venezuela BV Third parties	19.50 80.50	F.V.
Brass LNG Ltd	Lagos	Nigeria	USD	1,000,000	Eni Int. NA NV Sàrl	20.48	F.V.
	(Nigeria)				Third parties	79.52
Darwin LNG Pty Ltd	West Perth	Australia	AUD	187,569,921.42	Eni G&P LNG Aus. BV	10.99	F.V.
	(Australia)				Third parties	89.01
New Liberty Residential Co Llc	West Trenton	USA	USD	0 (a)	Eni Oil & Gas Inc	17.50	F.V.
	(USA)				Third parties	82.50
Nigeria LNG Ltd	Port Harcourt	Nigeria	USD	1,138,207,000	Eni Int. NA NV Sàrl	10.40	F.V.
	(Nigeria)				Third parties	89.60
North Caspian Operating Company	The Hauge	Kazakhstan	EUR	128,520	Agip Caspian Sea BV	16.81	F.V.
NV	(Netherlands)				Third parties	83.19
OPCO - Sociedade Operacional	Luanda	Angola	AOA	7,400,000	Eni Angola Prod.BV	13.60	F.V.
Angola LNG SA	(Angola)				Third parties	86.40
Petrolera Güiria SA	Caracas	Venezuela	VES	10	Eni Venezuela BV	19.50	F.V.
	(Venezuela)				Third parties	80.50
SOMG - Sociedade de Operações e	Luanda	Angola	AOA	7,400,000	Eni Angola Prod.BV	10.57	F.V.
Manutençāo de Gasodutos SA	(Angola)				Third parties	89.43
Torsina Oil Co	Cairo	Egypt	EGP	20,000	Ieoc Production BV	12.50	F.V.
	(Egypt)				Third parties	87.50

(*)	F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(a)	Share without nominal value.

140	ANNEX TO FINANCIAL STATEMENTS | OTHER SIGNIFICANT INVESTMENTS

GLOBAL GAS & LNG PORTFOLIO

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Sharesholders	% Ownership	Consolidation or valuation method (*)
Norsea Gas GmbH	Emden	Germany	EUR	1,533,875.64	Eni International BV	13.04	F.V.
	(Germany)				Third parties	86.96

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

ANNEX TO FINANCIAL STATEMENTS | OTHER SIGNIFICANT INVESTMENTS	141

REFINING & MARKETING AND CHEMICAL

Refining & Marketing

IN ITALY

								Consolidation or
								valuation method
Company name	Registered office	Country of operation	Currency	Share Capital		Shareholders	% Ownership	(*)
Società Italiana Oleodotti di Gaeta	Rome	Italy	ITL	360,000,000		Eni SpA	72.48	F.V.
SpA (11)						Third parties	27.52

OUTSIDE ITALY

BFS Berlin Fuelling Services GbR	Hamburg	Germany	EUR	89,199		Eni Deutsch. GmbH	12.50	F.V.
	(Germany)					Third parties	87.50
Compania de Economia Mixta	Cuenca	Ecuador	USD	5,665,329		Eni Ecuador SA	13.38	F.V.
'Austrogas'	(Ecuador)					Third parties	86.62
Dépȏt Pétrolier de Fos SA	Fos-Sur-Mer	France	EUR	3,954,196.40		Eni France Sàrl	16.81	F.V.
	(France)					Third parties	83.19
Dépȏt Pétrolier de la Cȏte d'Azur SAS	Nanterre	France	EUR	207,500		Eni France Sàrl	18.00	F.V.
	(France)					Third parties	82.00
Joint Inspection Group Ltd	London	United Kingdom	GBP	0	(a)	Eni SpA	12.50	F.V.
	(United Kingdom)					Third parties	87.50
S.I.P.G. Société Immobilière Pétrolière	Tremblay En France	France	EUR	40,000		Eni France Sàrl	12.50	F.V.
de Gestion Snc	(France)					Third parties	87.50
Saudi European Petrochemical Co	Al Jubail	Saudi Arabia	SAR	1,200,000,000		Ecofuel SpA	10.00	F.V.
'IBN ZAHR'	(Saudi Arabia)					Third parties	90.00
Sistema Integrado de Gestion de	Madrid	Spain	EUR	175,713		Eni Iberia SLU	15.44	F.V.
Aceites Usados	(Spain)					Third parties	84.56
Tanklager - Gesellschaft Tegel (TGT)	Hamburg	Germany	EUR	4,953		Eni Deutsch. GmbH	12.50	F.V.
GbR	(Germany)					Third parties	87.50
TAR - Tankanlage Ruemlang AG	Ruemlang	Switzerland	CHF	3,259,500		Eni Suisse SA	16.27	F.V.
	(Switzerland)					Third parties	83.73
Tema Lube Oil Co Ltd	Accra	Ghana	GHS	258,309		Eni International BV	12.00	F.V.
	(Ghana)					Third parties	88.00

(*)	F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(11)	Company under extraordinary administration procedure pursuant to Law no. 95 of April 3, 1979. The liquidation was concluded on April 28, 2015. The cancellation has been filed and is pending the authorization by the Ministry of Economic Development.
(a)	Shares without nominal value.

142	ANNEX TO FINANCIAL STATEMENTS | OTHER SIGNIFICANT INVESTMENTS

Chemical

IN ITALY

							Consolidation or
							valuation method
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	(*)
Novamont SpA	Novara	Italy	EUR	13,333,500	Versalis SpA	25.00	F.V.
					Third parties	75.00

(*)	F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

ANNEX TO FINANCIAL STATEMENTS | OTHER SIGNIFICANT INVESTMENTS	143

CORPORATE AND OTHER ACTIVITIES

Other activities

IN ITALY

							Consolidation or
							valuation method
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	(*)
Ottana Sviluppo ScpA	Nuoro	Italy	EUR	516,000	Eni Rewind SpA	30.00	F.V.
(in bankruptcy)					Third parties	70.00

(*)	F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

144	ANNEX TO FINANCIAL STATEMENTS | CHANGES IN THE SCOPE OF CONSOLIDATION FOR THE FIRST HALF 2021

CHANGES IN THE SCOPE OF CONSOLIDATION FOR THE FIRST HALF 2021

Fully consolidated subsidiaries

COMPANIES INCLUDED (N. 28)
Aldro Energía y Soluciones SLU	Torrelavega	Eni gas e luce	Acquisition
Calandre Energia Srl Società Agricola	Bolzano	Refining & Marketing	Acquisition
Eni North Sea Wind Ltd	London	Renewables	Relevancy
EniBioCh4in Alexandria Srl Società Agricola	San Donato Milanese	Refining & Marketing	Acquisition
EniBioCh4in Appia Srl Società Agricola	San Donato Milanese	Refining & Marketing	Acquisition
EniBioCh4in Aprilia Srl	San Donato Milanese	Refining & Marketing	Acquisition
EniBioCh4in Grupellum Società Agricola Srl	San Donato Milanese	Refining & Marketing	Acquisition
EniBioCh4in Jonica Srl	San Donato Milanese	Refining & Marketing	Acquisition
EniBioCh4in Momo Società Agricola Srl	San Donato Milanese	Refining & Marketing	Acquisition
EniBioCh4in Mortara Società Agricola Srl	San Donato Milanese	Refining & Marketing	Acquisition
EniBioCh4in Pannellia BioGas Srl Società Agricola	San Donato Milanese	Refining & Marketing	Acquisition
EniBioCh4in Plovera Società Agricola Srl	San Donato Milanese	Refining & Marketing	Acquisition
EniBioCh4in Quadruvium Srl Società Agricola	San Donato Milanese	Refining & Marketing	Acquisition
EniBioCh4in Rhodigium Società Agricola Srl	San Donato Milanese	Refining & Marketing	Acquisition
EniBioCh4in Service BioGas Srl	San Donato Milanese	Refining & Marketing	Acquisition
EniBioCh4in Società Agricola Il Bue Srl	San Donato Milanese	Refining & Marketing	Acquisition
EniBioCh4in SpA	San Donato Milanese	Refining & Marketing	Acquisition
FRI-EL Annia Srl Società Agricola	Bolzano	Refining & Marketing	Acquisition
FRI-EL Briona Srl Società Agricola	Bolzano	Refining & Marketing	Acquisition
FRI-EL Gardilliana Società Agricola Srl	Bolzano	Refining & Marketing	Acquisition
FRI-EL Maddalena Società Agricola Srl	Bolzano	Refining & Marketing	Acquisition
FRI-EL Medea Srl Società Agricola	Bolzano	Refining & Marketing	Acquisition
FRI-EL San Benedetto Po Srl Società Agricola	Bolzano	Refining & Marketing	Acquisition
FRI-EL Vigevano Srl Società Agricola	Bolzano	Refining & Marketing	Acquisition
Instalaciones Martínez Díez SLU	Torrelavega	Eni gas e luce	Acquisition
Po' Energia Srl Società Agricola	Bolzano	Refining & Marketing	Acquisition
Unión Fenosa Gas Comercializadora SAU	Madrid	Global Gas & LNG Portfolio	Acquisition
Villacidro Agricole Società Agricola a responsabilità limitata	Bolzano	Refining & Marketing	Acquisition

ANNEX TO FINANCIAL STATEMENTS | CHANGES IN THE SCOPE OF CONSOLIDATION FOR THE FIRST HALF 2021	145

COMPANIES EXCLUDED (N. 5)
Eni Hydrocarbons Venezuela Ltd	London	Exploration & Production	Irrelevancy
Eni Trading & Shipping SpA (in liquidazione)	Rome	Global Gas & LNG Portfolio	Irrelevancy
Eni Ukraine Holdings BV	Amsterdam	Exploration & Production	Irrelevancy
Evolvere Smart Srl	Milan	Eni gas e luce	Cancellation
OOO 'Eni Energhia'	Moscow	Exploration & Production	Irrelevancy

Consolidated joint operations

COMPANIES INCLUDED (N. 2)
SEGAS Services SAE	Damietta	Global Gas & LNG Portfolio	Acquisition of joint control
Spanish Egyptian Gas Co SAE	Damietta	Global Gas & LNG Portfolio	Acquisition of joint control

Eni SpA

Headquarters

Piazzale Enrico Mattei,1 - Rome - Italy

Capital Stock as of December 31, 2020: € 4,005,358,876.00 fully paid

Tax identification number 00484960588

Branches

Via Emilia,1 - San Donato Milanese (Milan) - Italy

Piazza Ezio Vanoni,1 - San Donato Milanese (Milan) - Italy

Contacts

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Investor Relations

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